Exhibit 99.1

[—], 2014

Dear Rayonier Inc. Shareholder:

Earlier this year, we announced plans to separate our performance fibers business from our forest resources and real estate businesses. The separation will occur by means of a spin-off of a newly formed company named Rayonier Holding Company (“SpinCo”), which will contain Rayonier Inc.’s Performance Fibers segment. Rayonier Inc. (“Rayonier”), the existing publicly traded company, will continue to manage its forest resources and real estate businesses. As two distinct publicly traded companies, Rayonier and SpinCo will be better positioned to capitalize on significant growth opportunities and focus resources on their respective businesses and strategic priorities.

Both of these companies will be industry-leading in terms of both products and services. With 2.6 million acres of high-quality timber and real estate holdings in the United States and New Zealand, Rayonier will continue to be an international leader in the forest resources industry, with a strong capital structure and greater ability to focus its capital deployment strategy on growing its timberland base. SpinCo will continue to be the world’s largest producer of high-value specialty cellulose fibers, which are used in a variety of products, including cigarette filters, liquid crystal displays, thickeners for food products, pharmaceuticals, personal care products, cosmetics, impact-resistant plastics, and food casings.

The separation will provide current Rayonier shareholders with equity ownership in both Rayonier and SpinCo. We expect that the separation will be tax-free to Rayonier shareholders and have requested a ruling from the Internal Revenue Service regarding the tax-free nature of the separation.

The separation will be effected by means of a pro rata distribution of 100 % of the outstanding shares of SpinCo common stock to holders of Rayonier common shares. Each Rayonier shareholder will receive [—] shares of SpinCo common stock for each Rayonier common share held on [—], 2014, the record date for the distribution. No vote of Rayonier shareholders is required for distribution. You do not need to take any action to receive shares of SpinCo common stock to which you are entitled as a Rayonier shareholder, and you do not need to pay any consideration or surrender or exchange your Rayonier common shares.

I encourage you to read the attached information statement, which is being provided to all Rayonier shareholders who held shares on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about SpinCo.

I believe the separation provides tremendous opportunities for our businesses and our shareholders, as we work to continue building long-term shareholder value. We appreciate your continuing support of Rayonier, and look forward to your future support of both companies.

Sincerely,

Paul G. Boynton

Chairman, President and Chief Executive Officer

Rayonier Inc.

[RAYONIER HOLDING COMPANY LOGO]

[—], 2014

Dear Future Rayonier Holding Company Stockholder:

I am pleased to welcome you as a future stockholder of Rayonier Holding Company (“SpinCo”), whose common stock we intend to list on the New York Stock Exchange under the symbol “[—]”. Although we are newly independent, we have long been the world leader in the production of high purity specialty cellulose fibers. With more than 85 years of experience, we have unparalleled knowledge and expertise in this business, which translates into superior quality, customer focus and service.

Our high-value cellulose specialties are derived from wood that has been processed into custom fibers using SpinCo’s proprietary knowledge to achieve customers’ exacting specifications. In 2012, we generated $1.1 billion in sales and $342 million in operating income. Our strong cash flow has allowed us to invest in additional capacity and successfully complete a $385 million project to expand capacity by approximately 190,000 metric tons in 2013.

As explained in the attached information statement, we intend to capitalize on our differentiated product offering, strengthen our leadership position in the manufacture of the highest value-added cellulose specialties and drive growth opportunities, as well as continue to focus on operational excellence and maximize cash flow. As a newly independent company, we believe that our leading positions, culture of innovation, technologically-advanced operations, long-term relationships and demonstrated financial resilience will enable us to meet these goals.

Our stockholder value proposition is simple: provide superior returns to SpinCo stockholders by maintaining our leadership position in cellulose specialties production, investing in the growth of our newly stand-alone company and generating strong cash flows.

We invite you to learn more about SpinCo and our strategic initiatives by reading the attached information statement. We thank you in advance for your support as a future stockholder of SpinCo.

Sincerely,

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED JANUARY 29, 2014

INFORMATION STATEMENT

Rayonier Holding Company

This information statement is being furnished in connection with the distribution by Rayonier Inc. (“Rayonier”) to its shareholders of all of the outstanding shares of common stock of Rayonier Holding Company (“SpinCo”), a wholly owned subsidiary of Rayonier that will hold directly or indirectly the assets and liabilities associated with Rayonier’s performance fibers business. To implement the distribution, Rayonier will distribute all of the shares of SpinCo common stock on a pro rata basis to the Rayonier shareholders in a manner that is intended to be tax-free in the United States.

For every common share of Rayonier held of record by you as of the close of business on [—], 2014, the record date for the distribution, you will receive [—] shares of SpinCo common stock. You will receive cash in lieu of any fractional shares of SpinCo common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your Rayonier common shares in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of SpinCo common stock in connection with the separation. SpinCo expects the shares of SpinCo common stock to be distributed by Rayonier to you on [—], 2014. SpinCo refers to the date of the distribution of the SpinCo common stock as the “distribution date.”

No vote of Rayonier shareholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send Rayonier a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing Rayonier common shares or take any other action to receive your shares of SpinCo common stock.

There is no current trading market for SpinCo common stock, although SpinCo expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and SpinCo expects “regular-way” trading of SpinCo common stock to begin on the first trading day following the completion of the distribution. SpinCo intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “[—].” Following the spin-off, Rayonier will continue to trade under the symbol “RYN.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 19.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [—], 2014.

This information statement was first mailed to Rayonier shareholders on or about [—], 2014.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is SpinCo and why is Rayonier separating SpinCo’s business and distributing SpinCo stock?	SpinCo, which is currently a wholly owned subsidiary of Rayonier, was formed to own and operate Rayonier’s performance fibers business. The separation of SpinCo from Rayonier and the distribution of SpinCo common stock are intended to provide you with equity ownership in two separate, publicly traded companies that will be able to focus exclusively on each of their respective businesses. Rayonier and SpinCo expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	Rayonier is delivering this document to you because you are a holder of Rayonier common shares. If you are a holder of Rayonier common shares as of the close of business on [—], 2014, the record date of the distribution, you will be entitled to receive [—] shares of SpinCo common stock for each Rayonier common share that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your post-separation ownership in Rayonier and SpinCo, respectively.

How will the separation of SpinCo from Rayonier work?	To accomplish the separation, Rayonier will distribute all of the outstanding shares of SpinCo common stock to Rayonier shareholders on a pro rata basis as a distribution intended to be tax-free for U.S. federal income tax purposes.

Why is the separation of SpinCo structured as a distribution?	Rayonier believes that a tax-free distribution of shares in the United States of SpinCo stock to the Rayonier shareholders is an efficient way to separate its performance fibers business in a manner that will create long-term value for Rayonier, SpinCo and their respective shareholders.

What is the record date for the distribution?	The record date for the distribution will be [—], 2014.

When will the distribution occur?	It is expected that all of the shares of SpinCo common stock will be distributed by Rayonier on [—], 2014 to holders of record of Rayonier common shares at the close of business on [—], 2014, the record date for the distribution.

What do shareholders need to do to participate in the distribution?	Shareholders of Rayonier as of the record date for the distribution will not be required to take any action to receive SpinCo common stock in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing Rayonier common shares or take any other action to receive your shares of SpinCo common stock. Please do not send in your Rayonier stock certificates. The distribution will not affect the number of outstanding Rayonier common shares or any rights of Rayonier shareholders, although it will affect the market value of each outstanding Rayonier common share.

How will shares of SpinCo common stock be issued?	You will receive shares of SpinCo common stock through the same channels that you currently use to hold or trade Rayonier common shares, whether through a brokerage account, 401(k) plan or other channel. Receipt of SpinCo shares will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements and 401(k) statements.

If you own Rayonier common shares as of the close of business on the record date for the distribution, including shares owned in certificate form, Rayonier, with the assistance of Computershare Trust Company, N.A., the distribution agent, will electronically distribute shares of SpinCo common stock to you or to your brokerage firm on your behalf in book-entry form. Computershare will mail you a book-entry account statement that reflects your shares of SpinCo common stock, or your bank or brokerage firm will credit your account for the shares. If you own Rayonier common shares through the Rayonier dividend reinvestment plan, the SpinCo shares you receive will be distributed to a new SpinCo dividend reinvestment plan account that will be created for you.

If I was enrolled in the Rayonier dividend reinvestment plan, will I automatically be enrolled in the SpinCo dividend reinvestment plan?	Yes. If you elected to have your Rayonier cash dividends applied toward the purchase of additional Rayonier common shares, the SpinCo shares you receive in the distribution will be automatically enrolled in the SpinCo dividend reinvestment plan sponsored by Computershare (SpinCo’s transfer agent and registrar), unless you notify Computershare that you do not want to reinvest any SpinCo cash dividends in additional SpinCo shares. For contact information for Computershare, see “Description of Rayonier Holding Company’s Capital Stock—Transfer Agent and Registrar.”

How many shares of SpinCo common stock will I receive in the distribution?	Rayonier will distribute to you [—] shares of SpinCo common stock for each common share of Rayonier held by you as of the record date for the distribution. Based on approximately [—] Rayonier common shares outstanding as of [—], 2014, a total of approximately [—] shares of SpinCo common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.”

Will SpinCo issue fractional shares of its common stock in the distribution?	No. SpinCo will not issue fractional shares of its common stock in the distribution. Fractional shares that Rayonier shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?	The distribution is subject to the following conditions:
— the transfer of assets and liabilities from Rayonier to SpinCo shall be completed in accordance with the distribution agreement;

—    Rayonier shall have received a private letter ruling from the Internal Revenue Service (or the “IRS”) to the effect that, among other things, the contribution by Rayonier of assets and liabilities to SpinCo and the distribution, taken together, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (or the “Code”), and certain transactions related to the transfer of assets and liabilities to SpinCo in connection with the separation will not result in the recognition of any gain or loss to Rayonier, SpinCo or their shareholders, and such private letter ruling shall not have been revoked or modified in any material respect;

—    Rayonier shall have received an opinion from Rayonier’s outside tax counsel to the effect that with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied;

—    the U.S. Securities and Exchange Commission (or the “SEC”) shall have declared effective the registration statement of which this information statement forms a part, and this information statement shall have been mailed to the Rayonier shareholders;

—    all actions or filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental entity;

— the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

—    no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

— the shares of SpinCo common stock to be distributed shall have been accepted for listing on the New York Stock Exchange, subject to official notice of distribution;

—    Rayonier shall have received the proceeds from the cash transfers from SpinCo, as described in “Certain Relationships and Related Person Transactions—The Separation Agreement—Cash Transfers,” and Rayonier shall be satisfied in its sole and absolute discretion that as of the effective time of the distribution, it shall have no further liability under any of the SpinCo financing arrangements described under “Description of Material Indebtedness;” to Rayonier prior to the distribution, as described in the separation and distribution agreement; and

—    no other event or development shall exist or have occurred that, in the judgment of Rayonier’s board of directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Rayonier and SpinCo cannot assure you that any or all of these conditions will be met. In addition, Rayonier can decline at any time to go forward with the separation. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?	The completion and timing of the separation are dependent upon a number of conditions. It is expected that the shares of SpinCo common stock will be distributed by Rayonier on [—], 2014 to the holders of record of Rayonier common shares at the close of business on [—], 2014, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met.

Can Rayonier decide to cancel the distribution of SpinCo common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See the section entitled “The Separation and Distribution—Conditions to the Distribution.” Until the distribution has occurred, Rayonier has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my Rayonier common shares or my SpinCo common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Rayonier common shares?	Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in Rayonier common shares: a “regular-way” market and an “ex-distribution” market. Rayonier common shares that trade in the “regular-way” market will trade with an entitlement to shares of SpinCo common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of SpinCo common stock distributed pursuant to the distribution. If you decide to sell any Rayonier common shares before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Rayonier common shares with or without your entitlement to SpinCo common stock pursuant to the distribution.

Where will I be able to trade shares of SpinCo common stock?	SpinCo intends to apply to list its common stock on the New York Stock Exchange under the symbol “[—].” SpinCo anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to and through the distribution date and that “regular-way” trading in SpinCo common stock will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell SpinCo common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. SpinCo cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of Rayonier common shares?	Rayonier common shares will continue to trade on the New York Stock Exchange after the distribution under the symbol “RYN.”

Will the number of Rayonier common shares that I own change as a result of the distribution?	No. The number of Rayonier common shares that you own will not change as a result of the distribution.

Will the distribution affect the market price of my Rayonier common shares?	Yes. As a result of the distribution, Rayonier expects the trading price of Rayonier common shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the performance fibers business. There can be no assurance that the aggregate market value of the Rayonier common shares and the SpinCo common stock following the separation will be higher or lower than the market value of Rayonier common shares if the separation did not occur. This means, for example, that the combined trading prices of one Rayonier common share and one share of SpinCo common stock after the distribution may be equal to, greater than or less than the trading price of one Rayonier common share before the distribution.

What are the material U.S. federal income tax consequences of the contribution and the distribution?	It is a condition to the completion of the distribution that Rayonier receive a private letter ruling from the IRS to the effect that, among other things, the contribution of assets and liabilities from Rayonier to SpinCo and the distribution, taken together, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and that such ruling shall not have been revoked or modified in any material respect. In addition, it is a condition to the completion of the distribution that Rayonier receive an opinion from outside tax counsel to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied. Under the private letter ruling from the IRS, the contribution of assets and liabilities from Rayonier to SpinCo and the distribution, taken together, will qualify as a reorganization for U.S. federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Code, and accordingly, no gain or loss will be recognized by Rayonier in connection with the contribution and distribution and, except with respect to cash received in lieu of a fractional share of SpinCo common stock, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of SpinCo common stock in the distribution for U.S. federal income tax purposes. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of SpinCo common stock. For more information regarding the private letter ruling and the potential U.S. federal income tax consequences to SpinCo and to you of the contribution and the distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

How will I determine my tax basis in the SpinCo shares I receive in the distribution?	For U.S. federal income tax purposes, your aggregate basis in the common shares that you hold in Rayonier and the new SpinCo common stock received in the distribution (including any fractional share interest in SpinCo common stock for which cash is received) will equal the aggregate basis in the Rayonier common shares held by you immediately before the distribution, allocated between your Rayonier common shares and the SpinCo common stock (including any fractional share interest in SpinCo common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date. You should consult your tax advisor about the particular consequences of the distribution to you, including the application of the tax basis allocation rules and the application of state, local and non-U.S. tax laws.

What will SpinCo’s relationship be with Rayonier following the separation?	SpinCo will enter into a separation and distribution agreement with Rayonier to effect the separation and provide a framework for SpinCo’s relationship with Rayonier after the separation and will enter into certain other agreements, such as a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement. These agreements will provide for the separation between SpinCo and Rayonier of the assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) of Rayonier and its subsidiaries attributable to periods prior to, at and after SpinCo’s separation from Rayonier and will govern the relationship between SpinCo and Rayonier subsequent to the completion of the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

Who will manage SpinCo after the separation?	SpinCo will benefit from a management team with an extensive background in the performance fibers business. Led by Paul G. Boynton, who will be SpinCo’s Chairman, President and Chief Executive Officer after the separation, SpinCo’s management team will possess deep knowledge of, and extensive experience in, its industry. For more information regarding SpinCo’s management, see “Management.”

Are there risks associated with owning SpinCo common stock?	Yes. Ownership of SpinCo common stock is subject to both general and specific risks relating to SpinCo’s business, the industry in which it operates, its ongoing contractual relationships with Rayonier and its status as a separate, publicly traded company. Ownership of SpinCo common stock is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 16. You are encouraged to read that section carefully.

Does SpinCo plan to pay dividends?	SpinCo currently expects that it will initially pay a regular cash dividend. However, the declaration and payment of any dividends in the future by SpinCo will be subject to the sole discretion of its board of directors and will depend upon many factors. See “Dividend Policy.”

Will SpinCo incur any indebtedness prior to or at the time of the distribution?	Yes. SpinCo anticipates having approximately $[—] million of indebtedness upon completion of the separation. Of this amount, SpinCo anticipates that $[—] million will consist of a term loan and $[—] million will consist of corporate bonds. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to SpinCo’s Business.”

Who will be the distribution agent, transfer agent, registrar and information agent for the SpinCo common stock?	The distribution agent, transfer agent and registrar for the SpinCo common stock will be Computershare Trust Company, N.A. For questions relating to the transfer or mechanics of the stock distribution, you should contact: If your shares are held by a bank, broker or other nominee, you may call the information agent for the distribution, [—], toll free at [—].

Where can I find more information about Rayonier and SpinCo?

Before the distribution, if you have any questions relating to Rayonier’s business performance, you should contact:

Rayonier Inc.

1301 Riverplace Boulevard

Suite 2300

Jacksonville, Florida 32207

Attention: Investor Relations

After the distribution, SpinCo stockholders who have any questions relating to SpinCo’s business performance should contact SpinCo at:

Rayonier Holding Company

1301 Riverplace Boulevard

Suite [—]

Jacksonville, Florida 32207

Attention: Investor Relations

The SpinCo investor Web site will be operational as of [—], 2014.

INFORMATION STATEMENT SUMMARY

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Rayonier Holding Company assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “SpinCo” refer to Rayonier Holding Company, a Delaware corporation, and its combined subsidiaries. References to SpinCo’s historical business and operations refer to the business and operations of Rayonier’s performance fibers business that will be transferred to SpinCo in connection with the separation and distribution. References in this information statement to “Rayonier” refer to Rayonier Inc., a North Carolina corporation, and its consolidated subsidiaries, unless the context otherwise requires.

Rayonier Holding Company

Rayonier Holding Company (“SpinCo”) is the leading global producer of high-purity cellulose, a natural polymer, used as a raw material to manufacture a broad range of consumer-oriented products such as cigarette filters, liquid crystal displays, impact-resistant plastics, thickeners for food products, pharmaceuticals, cosmetics, high-tenacity rayon yarn for tires and industrial hoses, food casings, paints and lacquers. Purified cellulose is an organic material primarily derived from either wood or cotton and sold as cellulose specialties or commodity viscose, depending on its purity level. Cellulose specialties typically contain over 95% cellulose, while commodity viscose typically contains less than 95% cellulose. Cellulose specialties generally command a price premium, earn higher margins and benefit from greater demand stability through the economic cycle relative to commodity viscose.

SpinCo’s cellulose specialties require high levels of purity, process knowledge and are custom engineered and manufactured to customers’ exacting specifications. SpinCo’s customers (primarily specialty chemical companies) place a high premium on products that have great impact in terms of form, function and composition as they modify SpinCo’s fibers through various chemical reactions, which require high purity and uniformity for efficient production. As a result, cellulose specialties require a stringent qualification process as any inconsistencies in purity and/or uniformity can result in very negative and costly consequences to SpinCo’s customers.

With approximately 675,000 metric tons of cellulose specialties capacity and nearly double the sales of its next largest competitor, SpinCo is the global leader in the production of cellulose specialties. SpinCo’s key competitive advantage is the “SpinCo Recipe” — its unique ability to utilize its manufacturing facilities to engineer cellulose specialties fibers to customers’ exacting specifications. SpinCo is the only cellulose specialties producer with manufacturing facilities that provide flexibility to use both hardwood and softwood, kraft and sulfite cooking processes, and a variety of proprietary chemical treatments. Additionally, SpinCo has a tremendous asset of process knowledge: the understanding of wood fiber properties and their modification under a sequence of chemical processes, accumulated and developed over 80 years of practical application to achieve unique properties for a variety of customer needs. When this process knowledge is combined with its manufacturing flexibility and knowledge of customers’ applications and specifications, it allows SpinCo to have the most extensive capability set to modify cellulose fibers in the industry.

SpinCo’s strategy has resulted in an increase in earnings before interest, taxes, depreciation and amortization (or “EBITDA”) from $192 million in 2008 to $404 million in fiscal year 2012, representing a compound annual growth rate (or “CAGR”) of 20%. Revenue for fiscal year 2012 was $1.1 billion. For a reconciliation of EBITDA to net income and cash flow from operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicator.”

SpinCo categorizes its cellulose specialties into three product lines: acetate, high-value ethers and other cellulose specialties which account for 80%, 7% and 13% of its total cellulose specialties volume, respectively. SpinCo’s products are used primarily in the manufacture of a broad range of end-use products, as shown in the table below.

SpinCo estimates that cellulose specialties demand was approximately 1.6 million metric tons in 2012. SpinCo believes that its 2012 sales volume of approximately 503,000 metric tons makes it the industry leader, reflecting sales in three product lines where SpinCo’s management estimates that it was one of the top three producers by volume. The charts below summarize the global end use breakdown by product line of the cellulose specialties business:

Global Cellulose Specialties End Use Breakdown (1)(2)

Acetate	High Value Ethers (3)	Other Cellulose Specialties
End Use Breakdown	End Use Breakdown	End Use Breakdown

Estimated Product Demand ■ ~ 710,000 metric tons ■ 1—2% growth per year	Estimated Product Demand ■ ~ 503,000 metric tons ■ 4—6% growth per year	Estimated Product Demand ■ ~ 355,000 metric tons ■ 2—3% growth per year

Estimated SpinCo Position ■ Number 1	Estimated SpinCo Position ■ Top 4	Estimated SpinCo Position ■ Top 2

Source: Public information and privately commissioned studies

(1) Data from 2012.

(2) Product line size includes approximately 130,000 to 160,000 metric tons of cotton linter.

(3) Product line size includes approximately 100,000 metric tons MCC.

SpinCo’s production facilities, located in Jesup, Georgia, and Fernandina Beach, Florida, have a combined annual production capacity of approximately 675,000 metric tons. The Jesup mill can produce approximately 520,000 metric tons of cellulose specialties, or approximately 77% of SpinCo’s total capacity. The Fernandina Beach mill can produce approximately 155,000 metric tons of cellulose specialties, or approximately 23% of SpinCo’s total capacity. Combined, these facilities manufacture more than 25 different grades of purified cellulose.

Historically, about one-third of SpinCo’s production was absorbent materials, a commodity product mainly used in disposable baby diapers, feminine hygiene products, incontinence pads, convalescent bed pads, industrial towels and wipes, and non-woven fabrics. In May 2011, SpinCo decided to convert its absorbent material production line located in the Jesup mill to cellulose specialties based on increased demand from its customers for high-value cellulose specialties and SpinCo’s desire to exit commodity-like product lines. Management believes this conversion, referred to as the cellulose specialties expansion project, positions SpinCo as the only fully dedicated supplier of cellulose specialties.

The cellulose specialties expansion project cost $385 million and converted approximately 260,000 metric tons of absorbent materials capacity into approximately 190,000 metric tons of cellulose specialties capacity. The project was completed in June 2013, after significant modifications to the production line and increased capacity of ancillary systems.

In July 2013, SpinCo restarted the converted production line and began the qualification process for the line’s production with its customers. SpinCo expects to produce cellulose specialties, commodity viscose and other products, modulating volumes in each product group to meet demand. As cellulose specialties demand grows over the next several years, SpinCo expects to increase its sales of cellulose specialties and complete its transition to a dedicated cellulose specialties supplier.

Strategies

Key elements of SpinCo’s business strategy are as follows:

Strengthen SpinCo’s cellulose specialties leadership position. With approximately 675,000 metric tons of cellulose specialties capacity and nearly double the sales of the next largest competitor, SpinCo is the global leader in the production of cellulose specialties, a high-value sector. SpinCo believes the global demand is growing approximately 45,000 to 50,000 metric tons a year as customers’ product needs continue to expand. SpinCo’s cellulose specialties expansion project’s approximately 190,000 metric tons of cellulose specialties capacity is in the process of qualification with new and existing customers. As demand continues to grow for cellulose specialties, SpinCo will be positioned to drive increases in margins and cash flows.

Differentiate through technically superior products and research and development. The quality and consistency of SpinCo’s cellulose specialties and its premier research and development capabilities create a significant competitive advantage, resulting in a premium price for SpinCo’s products and driving strong profitability. SpinCo manufactures products that are tailored to the precise and demanding chemical and physical requirements of its customers, achieving industry leading high purity levels and product functionality for specific grades. Its ability to manufacture technically superior products is the result of its proprietary production processes, intellectual property, technical expertise, diverse manufacturing processes and knowledge of cellulosic chemistry.

SpinCo’s premier research and development facility allows it to replicate its customers’ manufacturing processes which differentiates SpinCo from its competitors. Combined with SpinCo’s deep understanding of its customers’ processes and historical success in applied research and development, SpinCo is uniquely qualified to continue partnering with its customers to develop new products to meet evolving consumer needs and to trouble shoot customer production issues.

Drive growth and diversification. Expanding sales to other cellulose specialty applications will provide attractive opportunities for increasing revenue and improving profitability. With 80% of its current sales volume in the acetate product line, SpinCo intends to expand its sales in the faster growing ethers and other cellulose specialty product lines. SpinCo’s additional approximately 190,000 metric tons of cellulose specialties capacity combined with its process knowledge and expertise in cellulose specialties manufacturing will allow it to pursue growth and diversification without additional investment. SpinCo also intends to evaluate adjacent specialty chemical market opportunities for further growth and diversification.

Focus on operational excellence. Operating mills reliably and at a competitive cost while producing consistently high-quality and high-value cellulose is critical to SpinCo’s existing customers and enhances its ability to attract new customers. SpinCo strives to continuously improve its cost position, throughput and reliability of its manufacturing facilities through targeted expenditures and capital investments. For instance, SpinCo has identified a number of high return projects that it expects will achieve internal rates of return greater than 20 percent and are executable in the next three years. Additionally, SpinCo continues to develop maintenance systems and procedures that will improve the throughput, purity and uniformity of SpinCo’s products by increasing the reliability of its manufacturing processes. SpinCo’s continued focus on operational excellence will continue to enable it to drive profitability and strengthen customer relationships.

Maximize cash flow. SpinCo has historically maintained a strong margin profile as part of Rayonier. As a stand-alone business, the SpinCo team will be able to implement a focused strategy to more efficiently allocate resources and further maximize cash flow. Additionally, SpinCo believes that its production capacity is sufficient to meet its current growth initiatives without significant additional spending. Over the last five years, Rayonier invested approximately $397 million in growth capital expenditures for capacity expansions and productivity enhancements. Given the significant investment to date, SpinCo anticipates that further investment in growth capital will be spent only upon the expectation of significant returns. SpinCo’s strong balance sheet, financial flexibility and significant cash flows are key, differentiating attributes in its industry.

Strengths

SpinCo believes the following strengths support its business strategies:

Leading position in high-value cellulose specialties. With nearly double the sales of the next largest competitor, SpinCo is the largest global producer of high-value cellulose specialties and is ideally positioned to capture anticipated growth in its markets. SpinCo’s leadership position in custom-engineered high-value cellulose specialties reflects its technical expertise, outstanding product purity and consistency, strong partnership with its global customers and continued investment in capacity. SpinCo’s processes and products are technologically difficult to replicate for other cellulose specialty producers and SpinCo believes they are not possible without significant investment in equipment and intellectual property. As a result, none of the competitors currently are able to match the consistency and purity of SpinCo’s products and the breadth of its product offering. More broadly, in the past 10 years, SpinCo believes there was only one new entrant into the specialty cellulose industry.

SpinCo decided to leverage its process and product expertise by investing $385 million in its recently-completed cellulose specialties expansion project. The project converted SpinCo’s approximate 260,000 metric tons of absorbent materials production capacity to approximately 190,000 metric tons of additional cellulose specialties capacity, positioning SpinCo to capture the anticipated growth in demand in developed and emerging markets and to expand its sales to other cellulose specialty uses, such as ethers, which offer attractive growth rates and profit margins.

Broad product offering and customization enabled by the proprietary “SpinCo recipe.” SpinCo’s manufacturing processes have been developed over 85 years. SpinCo’s production facilities utilize kraft and sulfite manufacturing processes, hardwood and softwood fibers, proprietary bleaching sequences and specialized cold caustic processes to engineer and manufacture highly customized cellulose specialties. This operational flexibility, combined with its state-of-the-art research and development facility, industry-leading technical capabilities, access to desirable hardwood and softwood species and proprietary process knowledge, allows SpinCo to engineer a wide breadth of customized fibers each specifically configured for its customers’ unique needs, and to achieve the specific properties required for a broad range of end uses. New product development is another area where SpinCo is the preferred partner for its customers that collaborate with SpinCo to develop and qualify the proprietary formulations for customized fibers.

Long-term relationships with financially strong, global customers. SpinCo benefits from long-standing relationships with blue-chip, industry-leading companies in each of its key product lines, as well as from low customer turnover (SpinCo’s average customer relationship among SpinCo’s top 10 customers is 38 years). SpinCo has customers in more than 35 countries across five continents and delivers its products to more than 79 ports around the world and, as a result, has developed strategic competence in handling global logistics and distribution. SpinCo’s five largest customers, who account for approximately 70% of sales, are all either well known global diversified specialty chemical companies or state owned enterprises. SpinCo has long-term volume contracts with most of the world’s cellulose specialties-based product manufacturers, representing a significant majority of SpinCo’s cellulose specialties production. SpinCo’s relationships with its largest cellulose specialties customers span 24 to 82 years, facilitating a deep understanding of its customers’ products and manufacturing processes that have led to strong partnerships on new product development.

Resilience through economic cycles. SpinCo’s technically-demanding products are used in many consumer end products such as cigarette filters, sausage casings, food additives, personal care products and pharmaceuticals, which benefit from stable demand throughout the economic cycle. As a result, SpinCo’s financial performance tends to be relatively less impacted during cyclical downturns because of the resilient demand for its end-use products. As an example, during the 2008—2009 economic downturn, SpinCo’s sales increased by 5%, and SpinCo’s Adjusted EBITDA grew 18%. SpinCo believes that its end-use markets will continue to grow in various economic environments given their stable nature. For a reconciliation of Adjusted EBITDA to net income and cash flow from operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicator.”

Attractive margins and strong free cash flow generation. From the beginning of fiscal 2008 through fiscal 2012, SpinCo has generated strong free cash flow from operations totaling $570 million. SpinCo produced Adjusted EBITDA of $404 million, $339 million, $258 million, $226 million and $192 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. During this five-year period, Adjusted EBITDA margins averaged 30%. SpinCo attributes its strong financial performance to its technical product consistency and purity, significant capital investment in its production and research and development facilities, and its deep understanding of customers’ manufacturing processes and product requirements and anticipates that its business will continue to generate attractive returns to its shareholders. For a reconciliation of Free Cash Flow and Adjusted EBITDA to cash flow from operations and Adjusted EBITDA to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicator.”

Industry

Cellulose Specialties

SpinCo believes the global demand in 2012 for cellulose specialties was about 1.6 million metric tons, including 130,000 to 160,000 metric tons of cellulose specialties derived from cotton linters. SpinCo expects global demand to grow approximately 3% to 4% per year for the next 5 years. SpinCo is the global leader in the manufacture of cellulose specialties, and categorizes its sales of cellulose specialties into the following key product lines:

•	Acetate. SpinCo is the leading global manufacturer of cellulose specialties for acetate products. SpinCo estimates that the global demand in 2012 for cellulose specialties for acetate products was approximately 710,000 metric tons and expects this demand to grow 1% to 2% per year over the next 5 years.

•	High Value Ethers. SpinCo is a leading global manufacturer of cellulose specialties for ethers products. SpinCo estimates that the global demand in 2012 for cellulose specialties for ethers products was approximately 503,000 metric tons and expects this demand to grow 4% to 6% per year over the next 5 years.

•	Other Cellulose Specialties. SpinCo is a leading global manufacturer of other cellulose specialties. SpinCo estimates that the global demand in 2012 for other cellulose specialties is approximately 355,000 metric tons and expects this demand to grow 2% to 3% per year over the next 5 years.

In 2013, additional cellulose specialties capacity was added, including approximately 190,000 metric tons added by SpinCo following the completion of its cellulose specialties expansion project and approximately 45,000 metric tons added by SpinCo’s competitors. SpinCo believes global capacity totaled approximately 1.8 million metric tons (including the new capacity) at the end of 2013.

Commodity Viscose

Commodity viscose is primarily sold to producers of viscose staple fibers. Viscose staple is used in woven applications such as textiles for clothing and other fabrics, and in non-woven applications such as baby wipes, cosmetic and personal wipes, industrial wipes and mattress ticking. In recent years, shifts in fashion styles and higher than historical cotton prices have increased demand for viscose staple fibers. Weak global cotton harvests during 2011 provided a further boost to demand for viscose staple as a cotton substitute. Additionally, variability in cotton linter supply, due to competing uses of cotton seeds in agriculture, and increasing concerns about the environmental impact of producing viscose staple from cotton have resulted in viscose staple producers shifting volume to commodity viscose derived from wood. SpinCo believes global demand for commodity viscose in 2012 was approximately 4.4 million metric tons, (including approximately 800 thousand metric tons derived from cotton) and expects this demand to grow approximately 9% to 10% per year for the next 5 years.

Significant new commodity viscose capacity has been added in the last three years to meet this demand. SpinCo believes global capacity totaled 5.7 million metric tons at the end of 2013, and an additional 1.0 million metric tons of capacity has been announced and is expected to be completed in the next two years.

In February 2013, China’s Ministry of Commerce (MOFCOM) initiated an anti-dumping investigation of imports of dissolving wood, cotton and bamboo pulp into China from the U.S., Canada and Brazil during 2012. In November 2013, MOFCOM issued a preliminary determination that SpinCo’s lower purity Fibernier grade product used in commodity viscose applications would be subject to a 21.7% interim duty effective November 7, 2013. MOFCOM’s final determination is expected in the first half of 2014. SpinCo is evaluating all potential product options that its broad capabilities provide in the event that MOFCOM’s preliminary duty is not materially reduced or eliminated, and does not expect that MOFCOM’s preliminary duty will materially affect its business results. For more information regarding the investigation, see “Risk Factors—Risks Related to Rayonier Holding Company’s Business” and “Business—Legal and Regulatory Proceedings.”

Although SpinCo’s business is focused on the production of cellulose specialties, it expects to sell approximately 135,000 metric tons to commodity markets in 2014. As demand for cellulose specialties increases over the next several years, SpinCo expects to shift production from commodity viscose markets to cellulose specialties until it has essentially exited commodity viscose.

Summary of Risk Factors

An investment in SpinCo’s common stock is subject to a number of risks, including risks relating to SpinCo’s business, risks related to the separation and risks related to SpinCo’s common stock. Set forth below are some, but not all, of these risks. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to SpinCo’s Business

•	The industry in which SpinCo operates is highly competitive.

•	SpinCo is dependent on relatively few large customers for a majority of its sales, and the loss of all or a substantial portion of its sales to any of these customers could adversely affect its financial results.

•	Changes in energy or raw material prices could affect SpinCo’s results of operations and financial condition.

•	SpinCo is subject to risks associated with doing business outside of the United States.

•	SpinCo’s business is subject to extensive environmental laws and regulations that may restrict or adversely affect SpinCo’s ability to conduct its business.

•	A material disruption at one of SpinCo’s manufacturing facilities could prevent SpinCo from meeting customer demand, reduce SpinCo’s sales or negatively affect SpinCo’s results of operation and financial condition.

•	Failure to develop new ideas and protect SpinCo’s intellectual property could negatively affect its future performance and growth.

•	Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes, increased costs of tobacco products and increased use of non-filtered substitutes could adversely affect SpinCo’s business, financial condition and results of operations.

Risks Related to the Separation

•	SpinCo has no history operating as an independent company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

•	SpinCo may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect SpinCo’s business.

•	After SpinCo’s separation from Rayonier, SpinCo will have debt obligations that could restrict SpinCo’s ability to pay dividends and have a negative impact on SpinCo’s financing options and liquidity position.

Risks Related to SpinCo’s Common Stock

•	SpinCo cannot be certain that an active trading market for its common stock will develop or be sustained after the separation, and following the separation, SpinCo’s stock price may fluctuate significantly.

•	A significant number of shares of SpinCo common stock may be traded following the separation, which may cause SpinCo’s stock price to decline.

•	Certain provisions in SpinCo’s amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of SpinCo, which could decrease the trading price of SpinCo’s common stock.

The Separation and Distribution

On January 27, 2014, Rayonier announced that it intended to separate its performance fibers business from its forest resources and real estate businesses. The separation would occur by means of pro rata distribution to the Rayonier shareholders of 100% of the shares of common stock of SpinCo, which was formed to hold Rayonier’s performance fibers business.

On [—], 2014, the Rayonier board of directors approved the distribution of all of SpinCo’s issued and outstanding shares of common stock on the basis of [—] shares of SpinCo common stock for each Rayonier common share held as of the close of business on [—], 2014, the record date for the distribution.

SpinCo’s Post-Separation Relationship with Rayonier

SpinCo will enter into a separation and distribution agreement with Rayonier, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, SpinCo will also enter into various other agreements to effect the separation and provide a framework for its relationship with Rayonier after the separation, such as a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement. These agreements will provide for the allocation between SpinCo and Rayonier of Rayonier’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after SpinCo’s separation from Rayonier and will govern certain relationships between SpinCo and Rayonier after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

Reasons for the Separation

The Rayonier board of directors believes that separating the performance fibers business from the remaining businesses of Rayonier is in the best interests of Rayonier and its shareholders for a number of reasons, including that:

•	The separation will allow investors to separately value Rayonier and SpinCo based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities.

•	The separation will allow each business to more effectively pursue its own distinct operating priorities and strategies, and will enable the management of both companies to pursue unique opportunities for long-term growth and profitability, free from potential REIT structural constraints that could limit the future growth potential of the performance fibers business.

•	The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital.

•	The separation will create separate independent equity structures that will afford each company direct access to capital markets and facilitate the ability to capitalize on its unique growth opportunities and effect future acquisitions utilizing its common stock.

•	The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of each relevant company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

The Rayonier board of directors also considered a number of potentially negative factors in evaluating the separation, including, among others, risks relating to the creation of a new public company, possible increased costs and one-time separation costs, but concluded that the potential benefits of the separation outweighed these factors. For more information, see the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Corporate Information

SpinCo was incorporated in Delaware for the purpose of holding Rayonier’s performance fibers business in connection with the separation and distribution described herein. Prior to the contribution of this business to SpinCo, which will occur immediately prior to the distribution, SpinCo will have no operations. The address of SpinCo’s principal executive offices is 1301 Riverplace Boulevard, Suite [—], Jacksonville, Florida 32207. SpinCo’s telephone number is [—]. SpinCo maintains an Internet site at [—]. SpinCo’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

SpinCo owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. SpinCo will have the right to use “Rayonier” as part of SpinCo’s name pursuant to the intellectual property agreement. See “Certain Relationships and Related Person Transactions—Intellectual Property Agreement.”

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to shareholders of Rayonier who will receive shares of SpinCo common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of SpinCo’s securities. The information contained in this information statement is believed by SpinCo to be accurate as of the date set forth on its cover. Changes may occur after that date and neither Rayonier nor SpinCo will update the information except in the normal course of their respective disclosure obligations and practices.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data

The following summary financial data reflect the combined operations of SpinCo. SpinCo derived the summary combined income statement data for the nine months ended September 30, 2013 and 2012 and the summary combined balance sheet data as of September 30, 2013 from its unaudited interim combined financial statements, which are included elsewhere in this information statement. SpinCo derived the summary combined income statement data for the years ended December 31, 2012, 2011 and 2010, and summary combined balance sheet data as of December 31, 2012 and 2011, as set forth below, from its audited combined financial statements, which are included in the “Index to Financial Statements and Schedule” section of this information statement. SpinCo derived the summary combined balance sheet data as of September 30, 2012 and December 31, 2010 from SpinCo’s underlying financial records, which were derived from the financial records of Rayonier and are not included in this information statement. The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding of this summary financial data, you should read the summary combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

The summary unaudited pro forma condensed combined financial data for the nine months ended September 30, 2013 and the year ended December 31, 2012 have been prepared to reflect the separation, including the incurrence of indebtedness of approximately $[—] billion. The $[—] billion of indebtedness is expected to consist of a $[—] million term loan, and $[—] million of corporate bonds. The net proceeds of the borrowings are expected to fund cash transfers of approximately $[—] million to Rayonier, as described in “Certain Relationships and Related Person Transactions—The Separation Agreement—Cash Transfers,” with the balance to be used by SpinCo for general corporate purposes. The unaudited pro forma condensed combined income statement data presented for the nine months ended September 30, 2013 and the year ended December 31, 2012 assumes the spin-off occurred on January 1, 2012. The unaudited pro forma condensed combined balance sheet data assumes the separation occurred on September 30, 2013. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and SpinCo believes such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of SpinCo’s results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had SpinCo been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of its future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data of Rayonier Holding Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this information statement.

	As of and for the Nine Months Ended September 30,			As of and for the Years Ended December 31,
	Pro forma			Pro forma
(dollar amounts in millions)	2013	2013	2012	2012	2012	2011	2010
Statement of Income Data:
Sales	$765	$765	$794	$1,095	$1,095	$1,021	$884
Operating income	218	218	253	342	342	283	201
Net income	169	169	182	242	242	214	159
Balance Sheet Data:
Total assets	$1,145	$1,160	$856	n/a	$921	$665	$568
Property, plant and equipment, net	854	853	603	n/a	681	433	358
Statement of Cash Flows Data:
Cash provided by operating activities (a)	n/a	$189	$197	n/a	$305	$258	$408
Cash used for investing activities	n/a	(220)	(184)	n/a	(305)	(131)	(93)
Capital expenditures	n/a	(82)	(81)	n/a	(105)	(97)	(98)
Jesup mill cellulose specialties expansion project	n/a	(137)	(105)	n/a	(201)	(43)	—
Other Data:
EBITDA (b)	n/a	$270	$295	n/a	$404	$339	$258
Adjusted EBITDA (b)	n/a	$270	$295	n/a	$404	$339	$258
Sales volumes (thousands of metric tons)
Cellulose specialties	n/a	357	365	n/a	503	504	480
Absorbent materials	n/a	98	152	n/a	214	227	238
Commodity viscose	n/a	19	—	n/a	—	—	—

Total		474	517		717	731	718

(a) Cash provided by operating activities for 2010 includes $205.2 million related to the Alternative Fuel Mixture Credit (“AFMC”), net of expenses, offset by a $27.5 million pension contribution. See Note 7 —Income Taxes and Note 16—Employee Benefit Plans to the Combined Financial Statements for additional information.

(b) For a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicator.”

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating SpinCo and SpinCo’s common stock. Any of the following risks could materially and adversely affect SpinCo’s business, financial condition or results of operations. The risk factors generally have been separated into three groups: risks related to SpinCo’s business, risks related to the separation and risks related to SpinCo’s common stock.

Risks Related to Rayonier Holding Company’s Business

The industry in which SpinCo operates is highly competitive.

SpinCo faces competition from domestic and foreign producers of high purity cellulose specialties and producers of products that can substitute for them in certain applications, such as cotton linters. Moreover, the entry of new competitors and the expansion of existing competitors could create excess capacity, which might cause SpinCo to lose sales or result in price reductions. For example, over the past 24 months some manufacturers of commodity viscose have publicly announced plans to convert facilities to manufacture, or claimed to have already commenced production of, high purity cellulose specialties that may compete with SpinCo’s products. In addition to SpinCo’s recently completed cellulose specialties expansion project, which added approximately 190,000 metric tons of cellulose specialties capacity, a few competitors have announced expansions of their capacity. Buckeye Technologies recently completed a project to increase its cellulose specialties capacity by 42,000 metric tons at its Perry, Florida operation. Tembec, Inc. announced plans to increase capacity by 5,000 metric tons. Sateri Holdings Ltd. increased capacity 5,000 to 10,000 metric tons per year over the past three years. Although SpinCo plans to gradually increase production in line with demand, the additional capacity could adversely affect product pricing. Actions by SpinCo’s competitors and any excess production capacity could adversely affect SpinCo’s business, financial condition and results of operations.

SpinCo is dependent on a relatively few large customers for a majority of its sales. The loss of all or a substantial portion of its sales to any of these large customers could have a material adverse effect on SpinCo.

SpinCo is subject to risks related to customer concentration because of the relative importance of its largest customers, many of whom have been doing business with Rayonier for decades, and the ability of those customers to influence pricing and other contract terms. SpinCo depends on major acetate tow manufacturers for a substantial portion of its sales. SpinCo’s five largest customers, which account for approximately 70% of its sales, are all either well known global diversified specialty chemical companies or state owned enterprises. Although SpinCo strives to broaden and diversify its customer base, a significant portion of its revenue is derived from a relatively small number of large-volume customers, and the loss of all or a substantial portion of sales to any of these customers, or significant unfavorable changes to pricing or terms contained in SpinCo’s contracts with them, could adversely affect SpinCo’s business, financial condition or results of operations. SpinCo is also subject to credit risk associated with this customer concentration. If one or more of SpinCo’s largest customers were to become bankrupt, insolvent or otherwise were unable to pay for its products, SpinCo may incur significant write-offs of accounts that may have a material adverse effect on its business, financial condition and results of operations.

SpinCo’s business is exposed to risks associated with the cyclicality of the business of certain of its customers, which may adversely affect its business and results of operations.

Some of the industries in which SpinCo’s end-use customers participate, such as the construction, automotive and textile industries, are cyclical in nature, thus posing a risk to SpinCo which is beyond its control. The industries in which these customers participate are highly competitive, to a large extent driven by end-use applications, and may experience overcapacity or reductions in demand, all of which may affect demand for and pricing of SpinCo’s products. The consequences of this could include the reduction, delay or cancellation of customer orders, and bankruptcy of customers, suppliers or other creditors. The occurrence of any of these events may adversely affect SpinCo’s business, financial condition and results of operation.

Changes in raw material and manufacturing input prices could affect SpinCo’s results of operations and financial condition.

Raw material costs and energy, such as wood, chemicals, oil and natural gas are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond SpinCo’s control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, caustic soda, a key manufacturing input, has historically had significant price volatility. The price of oil has also substantially increased in recent years, and SpinCo has, at times, experienced limited availability of hardwood, primarily due to wet weather conditions which can limit harvesting, each of which could adversely affect SpinCo’s business, financial condition and results of operations.

SpinCo is subject to risks associated with doing business outside of the United States.

Although SpinCo’s production facilities are located in the United States, a significant portion of its sales are to customer locations outside of the United States, including China, the European Union and other international markets. The export of SpinCo’s products into international markets results in risks that are inherent in conducting business under international laws, regulations and customs. Sales to customers outside of the United States made up approximately 62% of SpinCo’s revenue in fiscal year 2012. SpinCo expects that international sales will continue to contribute to future growth. The risks associated with SpinCo’s business outside the United States include:

•	changes in and reinterpretations of the laws, regulations and enforcement priorities of the countries in which SpinCo sells its products;

•	responsibility to comply with anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;

•	trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements;

•	difficulty in establishing, staffing and managing non-U.S. operations;

•	product damage or losses incurred during shipping;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	political instability and actual or anticipated military or political conflicts;

•	economic instability, inflation, recessions and interest rate and exchange rate fluctuations;

•	uncertainties regarding non-U.S. judicial systems, rules and procedures; and

•	minimal or limited protection of intellectual property in some countries.

These risks could adversely affect SpinCo’s business, financial condition and results of operations.

Changes in global economic conditions, market trends and world events could negatively affect customer demand.

The global reach of SpinCo’s business subjects it to unexpected, uncontrollable and rapidly changing events and circumstances, such as those that may result from the volatile state of the global economic and financial markets, in addition to those experienced in the United States. Adverse changes in the following factors, among others, could have a negative impact on SpinCo’s business and results of operations:

•	fluctuations in currencies other than the U.S. dollar;

•	countervailing duty and anti-dumping tariffs, or similar types of tariffs, that may be imposed on SpinCo, which could result in reduced revenues and margins on some of SpinCo’s businesses.

A Chinese anti-dumping investigation has resulted in preliminary duties on SpinCo’s lower purity commodity viscose products, which could affect sales of the products into China.

In February 2013, China’s Ministry of Commerce (“MOFCOM”) notified SpinCo and a number of other parties that it had commenced an anti-dumping investigation into imports of dissolving, cotton and bamboo pulp into China from the United States, Canada and Brazil during 2012. In November 2013, MOFCOM issued its preliminary determination in respect of its investigation. Pursuant to the preliminary determination, SpinCo’s lower purity commodity viscose, which is primarily utilized to produce viscose staple fiber for use in the manufacture of fabrics, was assessed an interim duty of 21.7%, effective November 7, 2013. SpinCo’s high-value cellulose acetate products, were specifically excluded from assessment of any dumping duty, and SpinCo’s other high-value cellulose products were, likewise, exempted from any dumping duty.

SpinCo has challenged the basis of MOFCOM’s duty calculation for commodity viscose, and is evaluating other potential commercial and legal options. MOFCOM’s final determination is expected in the second quarter of 2014 and would be expected to remain in place for five years. If the final determination retains the duty level for SpinCo set by the preliminary determination, the duty would have an adverse effect on the sales of commodity viscose into China by SpinCo.

SpinCo’s business is subject to extensive environmental laws and regulations that may restrict or adversely affect SpinCo’s ability to conduct its business.

Environmental laws and regulations are constantly changing and are generally becoming more restrictive. Laws, regulations and related judicial decisions and administrative interpretations affecting SpinCo’s business are subject to change, and new laws and regulations are frequently enacted. These changes may adversely affect SpinCo’s ability to operate SpinCo’s manufacturing facilities. These laws and regulations may relate to, among other things, air emissions, wastewater discharges, receiving water quality, timber harvesting practices, and remedial standards for contaminated property and groundwater. Over time, the complexity and stringency of these laws and regulations have increased and the enforcement of these laws and regulations has intensified. For example, the U.S. Environmental Protection Agency (“EPA”) has pursued a number of initiatives that, if implemented, could impose additional operational and pollution control obligations on industrial facilities like those of SpinCo, especially in the area of air emissions and wastewater and stormwater control. In 2013, the EPA issued final regulations that significantly tighten emissions limits of certain air pollutants from industrial boilers, which will result in SpinCo’s expenditure of significant capital for compliance. Environmental laws and regulations will likely continue to become more restrictive and over time could adversely affect SpinCo’s business, financial condition and results of operations.

SpinCo’s mills are subject to stringent environmental laws, regulations and permits that may limit operations and production. Many of SpinCo’s operations are subject to stringent environmental laws, regulations and permits that contain conditions governing how SpinCo operates its facilities and, in many cases, how much product SpinCo can produce. These laws, regulations and permits, now and in the future, may restrict SpinCo’s current production and limit its ability to increase production, and impose significant costs on SpinCo’s operations with respect to environmental compliance. It is expected that, overall, costs will likely increase over time as environmental laws, regulations and permit conditions become more stringent, and as the expectations of the communities in which SpinCo operates become more demanding.

Environmental groups and interested individuals may seek to delay or prevent a variety of operations. SpinCo expects that environmental groups and interested individuals will intervene with increasing frequency in the regulatory processes in the states where it operates mills. Delays or restrictions due to the intervention of environmental groups or interested individuals could adversely affect SpinCo’s operating results. In addition to intervention in regulatory proceedings, interested groups and individuals may file or threaten to file lawsuits that seek to prevent SpinCo from obtaining permits, implementing capital improvements or pursuing operating plans. Any lawsuit or even a threatened lawsuit could affect how SpinCo operates or limit its ability to modify or invest in its mills.

SpinCo currently owns or may acquire properties that may require environmental remediation or otherwise be subject to environmental and other liabilities. SpinCo currently owns and formerly operated manufacturing facilities that it does not currently own, and may acquire additional facilities in the future, which are subject to environmental liabilities, such as remediation of soil, sediment and groundwater contamination and other existing or potential liabilities. The cost of investigation and remediation of contaminated properties could increase operating costs and adversely affect financial results. Although SpinCo believes it currently has adequate reserves for the investigation and remediation of its properties, legal requirements relating to assessment and remediation of these properties continue to become more stringent and there can be no assurance that actual expenditures will not exceed expectations, or that other unknown liabilities will not be discovered in the future. SpinCo has incurred and expects to continue to incur significant capital, operating and other expenditures complying with applicable environmental laws and regulations and as a result of remedial obligations. SpinCo could also incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting its operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), clean-up and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations.

Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes, increased costs of tobacco products and increased use of non-filtered substitutes could adversely affect SpinCo’s business, financial condition and results of operations.

The majority of SpinCo’s fibers are used to manufacture acetate tow, the filter component of a cigarette. SpinCo’s sales for this end-use have historically accounted for an important portion of SpinCo’s total sales revenue. Significant increases in cigarette costs and potential actions taken by the United States and other countries to discourage smoking, such as tax increases on tobacco products and, future legislation, may have a material adverse effect on the demand for tobacco products. Additionally, increased use of e-cigarettes or smokeless tobacco products may affect demand for cigarettes. Reduced sales of tobacco products that use acetate-based filters could adversely affect SpinCo’s business, financial condition and results of operations.

The impacts of climate-related initiatives, at the international, federal and state levels, remain uncertain at this time.

There continue to be numerous international, federal and state-level initiatives and proposals to address domestic and global climate issues. Within the United States, most of these proposals would regulate and/or tax, in one fashion or another, the production of carbon dioxide and other “greenhouse gases” to facilitate the reduction of carbon compound emissions to the atmosphere, and provide tax and other incentives to produce and use more “clean energy.”

In late 2009, the EPA issued an “endangerment finding” under the Clear Air Act with respect to certain greenhouse gases, and this finding could lead to the regulation of carbon dioxide as a criteria pollutant under the

Clean Air Act and have significant ramifications for SpinCo and the industry in general. In this regard, the EPA has published various proposed regulations, which are currently subject to numerous legal challenges, affecting the operation of existing and new industrial facilities that emit carbon dioxide. In addition, as a result of the EPA’s decision to regulate greenhouse gases under the Clean Air Act, the states will now have to consider them in permitting new or modified facilities.

Overall, it is reasonably likely that legislative and regulatory activity in this area will in some way affect SpinCo, but it is unclear at this time whether such impact will be, in the aggregate, positive, negative, neutral or material. For example, while SpinCo’s mills produce greenhouse gases and utilize fossil fuels, they also generate a substantial amount of their energy from wood fiber (often referred to as “biomass”), which may be viewed more favorably than fossil fuels in future legislative and regulatory proposals, but that is uncertain at this time. However, to date, many environmental groups have generally opposed the use of biomass for energy production due to their concerns about deforestation. SpinCo continues to monitor political and regulatory developments in this area, but their overall impact on SpinCo, from a cost, benefit and financial performance standpoint, remains uncertain at this time.

Investment returns on pension assets may be lower than expected or interest rates may decline, requiring SpinCo to make significant additional cash contributions to SpinCo’s benefit plans.

SpinCo sponsors several defined benefit pension plans, which cover many of SpinCo’s salaried and hourly employees. The Federal Pension Protection Act of 2006 requires that certain capitalization levels be maintained in each of these benefit plans. Because it is unknown what the investment return on pension assets will be in future years or what interest rates may be at any point in time, no assurances can be given that applicable law will not require SpinCo to make future material plan contributions. Any such contributions could adversely affect SpinCo’s financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates” for additional information about these plans, including funding status.

SpinCo’s failure to maintain satisfactory labor relations could have a material adverse effect on its business.

As of [—], approximately [—] percent of SpinCo’s work force is unionized. As a result, SpinCo is required to negotiate the wages, benefits and other terms with these employees collectively. SpinCo’s financial results could be adversely affected if labor negotiations were to restrict the efficiency of SpinCo’s operations. In addition, SpinCo’s inability to negotiate acceptable contracts with any of these unions as existing agreements expire could result in strikes or work stoppages by the affected workers. If SpinCo’s unionized employees were to engage in a strike or other work stoppage, SpinCo could experience a significant disruption of its operations, which could adversely affect its business, financial condition and results of operations. For example, collective bargaining agreements at SpinCo’s Fernandina Beach, Florida mill expire on April 30, 2014, and negotiations are expected to begin shortly.

Weather and other natural conditions may increase the prices of and reduce access to raw materials.

SpinCo uses large quantities of wood as a raw material in its fiber manufacturing process. Weather conditions, timber growth cycles and restrictions on access to timberlands for harvesting (for example, due to prolonged wet conditions) may limit the availability and increase the price of wood, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and natural disasters such as wind storms and hurricanes.

Raw materials are available from a number of suppliers and SpinCo has not historically experienced material supply interruptions or substantial sustained price increases; however, SpinCo’s requirements for certain raw materials, such as wood, may increase as a result of its recent Jesup mill expansion. As a result, SpinCo may not be able to purchase sufficient quantities of these raw materials to meet its production requirements at prices acceptable to it during times of tight supply caused by weather and other natural conditions. An insufficient supply of wood could materially adversely affect its business, financial condition, results of operations and cash flow.

SpinCo depends on third parties for transportation services and increases in costs and the availability of transportation could adversely affect SpinCo’s business.

SpinCo’s business depends on transportation services provided by third parties, both domestically and internationally. SpinCo relies on these providers for transportation of the products that it manufactures as well as delivery of its raw materials to its manufacturing facilities. A significant portion of the products SpinCo manufactures and raw materials it uses are transported in the United States by railroad or trucks, and internationally by ship.

If any of SpinCo’s transportation providers were to fail to deliver the goods that SpinCo manufactures in a timely manner, or damaged them during transport, SpinCo may be unable to sell those products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials to SpinCo in a timely manner, SpinCo may be unable to timely manufacture its products in response to customer demand.

Any significant failure of third-party transportation providers to deliver raw materials or finished products could harm SpinCo’s reputation, negatively affect its customer relationships and adversely affect its business. In addition, increases in transportation rates or fuel costs could adversely affect SpinCo’s financial condition and results of operations.

A material disruption at one of SpinCo’s manufacturing facilities could prevent SpinCo from meeting customer demand, reduce SpinCo’s sales or adversely affect SpinCo’s business, financial condition and results of operation.

Any of SpinCo’s manufacturing facilities, or a part of any particular facility, could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	equipment failure;

•	a chemical spill or release;

•	explosion of a boiler or other pressure vessel;

•	fires, floods, windstorms, earthquakes, hurricanes or other catastrophes;

•	terrorism or threats of terrorism; and

•	other operational problems.

Furthermore, depending on the nature, extent and length of any operational interruption due to any such event, the results could adversely affect SpinCo’s business, financial condition and results of operations.

SpinCo’s operations require substantial capital.

SpinCo requires substantial capital for ongoing maintenance, repair and replacement of existing facilities and equipment. Although SpinCo maintains its production equipment with regular scheduled maintenance, key pieces of equipment may need to be repaired or replaced periodically. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could adversely affect SpinCo’s financial condition and results of operations.

SpinCo believes its capital resources will, at the time of separation, be adequate to meet its current projected operating needs, capital expenditures and other cash requirements. However, if for any reason SpinCo is unable to provide for its operating needs, capital expenditures and other cash requirements on reasonable economic terms, SpinCo could experience an adverse effect on its business, financial condition and results of operations.

SpinCo is dependent upon attracting and retaining key personnel, the loss of whom could adversely affect SpinCo’s business.

SpinCo believes that its success depends, to a significant extent, upon its ability to attract and retain key senior management and operations management personnel. SpinCo’s failure to recruit and retain these key personnel could adversely affect its business, financial condition or results of operations.

Failure to protect SpinCo’s intellectual property could negatively affect its future performance and growth.

SpinCo relies on process knowledge, confidentiality agreements and internal security measures to protect its trade secrets and other intellectual property. Failure to protect this intellectual property could negatively affect SpinCo’s future performance and growth.

SpinCo may need additional financing in the future to meet its capital needs or to make opportunistic acquisitions, and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.

SpinCo may need to seek additional financing for its general corporate purposes. For example, it may need to increase its investment in research and development activities or require funding to make acquisitions. SpinCo may be unable to obtain desired additional financing on terms favorable to it, if at all. For example, during periods of volatile credit markets, there is a risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their credit commitments and obligations, including but not limited to extending credit up to the maximum permitted by a credit facility and otherwise accessing capital and/or honoring loan commitments. If SpinCo’s lenders are unable to fund borrowings under their revolving credit commitments or SpinCo is unable to borrow, it could be difficult to replace SpinCo’s revolving credit facility on similar terms If adequate funds are not available on acceptable terms, SpinCo may be unable to fund growth opportunities, successfully develop or enhance products, or respond to competitive pressures, any of which could negatively affect SpinCo’s business. If SpinCo raises additional funds through the issuance of equity securities, its stockholders will experience dilution of their ownership interest. If SpinCo raises additional funds by issuing debt, it may be subject to limitations on its operations and ability to pay dividends due to restrictive covenants.

SpinCo’s business exposes it to potential product liability claims, which could adversely affect SpinCo’s financial condition and performance.

The development, manufacture and sale of cellulose specialties by SpinCo, including products manufactured for use by the food, cigarette, automotive, and pharmaceutical industries, involves a risk of exposure to product liability claims, and related adverse publicity. A product liability claim or judgment against SpinCo could also result in substantial and unexpected expenditures, affect confidence in SpinCo’s products, and divert management’s attention from other responsibilities. Although SpinCo maintains product liability insurance, there can be no assurance that this type or the level of coverage is adequate or that SpinCo will be able to continue to maintain SpinCo’s existing insurance or obtain comparable insurance at a reasonable cost, if at all. A partially or completely uninsured judgment against SpinCo could have a material adverse effect on its results of operations or financial condition. Although SpinCo has standard contracting policies and controls, it may not always be able to contractually limit its exposure to third-party claims should its failure to perform result in downstream supply disruptions or product recalls.

The inability to make or effectively integrate future acquisitions may affect SpinCo’s results.

As part of SpinCo’s growth strategy, SpinCo may pursue additional acquisitions of complementary businesses and product lines, and invest in joint ventures. The ability to grow through acquisitions or other investments depends upon SpinCo’s ability to identify, negotiate, complete and integrate suitable acquisitions or joint venture arrangements. If SpinCo fails to successfully integrate acquisitions into SpinCo’s existing business, SpinCo’s business, financial condition and results of operations could be adversely affected.

Risks Related to the Separation

The combined post-separation value of Rayonier and SpinCo shares may not equal or exceed the pre-separation value of Rayonier common shares.

As a result of the distribution, Rayonier expects the trading price of Rayonier common shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the performance fibers business held by SpinCo. There can be no assurance that the aggregate market value of the Rayonier common shares and the SpinCo common stock following the separation will be higher or lower than the market value of Rayonier common shares if the separation did not occur.

SpinCo has no history of operating as an independent company, and SpinCo’s historical and pro forma financial information are not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information about SpinCo in this information statement refers to SpinCo’s business as operated by and integrated with Rayonier. SpinCo’s historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Rayonier. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that SpinCo would have achieved as a separate, publicly traded company during the periods presented or those that SpinCo will achieve in the future primarily as a result of the factors described below:

•	Prior to the separation, SpinCo’s business has been operated by Rayonier as part of its broader corporate organization, rather than as an independent company. Rayonier or one of its affiliates performed various corporate functions for SpinCo, such as legal, treasury, accounting, auditing, human resources, public affairs and finance. SpinCo’s historical and pro forma financial results reflect allocations of corporate expenses from Rayonier for such functions and are likely to be less than the expenses SpinCo would have incurred had it operated as a separate publicly traded company.

•	Currently, SpinCo’s business is integrated with the other businesses of Rayonier. Historically, SpinCo has shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although SpinCo will enter into transition agreements with Rayonier, these arrangements may not fully capture the benefits that SpinCo has enjoyed as a result of being integrated with Rayonier and may result in SpinCo paying higher charges than in the past for these services. This could have an adverse effect on SpinCo’s results of operations and financial condition following the completion of the separation.

•	Generally, SpinCo’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Rayonier. Following the completion of the separation, SpinCo may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and maybe more costly.

•	After the completion of the separation, the cost of capital for SpinCo’s business may be higher than Rayonier’s cost of capital prior to the separation.

•	SpinCo’s historical financial information does not reflect the debt that it will incur as part of the separation and distribution.

Other significant changes may occur in SpinCo’s cost structure, management, financing and business operations as a result of operating as a company separate from Rayonier. For additional information about the past financial performance of SpinCo’s business and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed combined financial statements of SpinCo’s business, see “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Combined Financial Data of Rayonier Holding Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

There could be significant liability if the distribution is determined to be a taxable transaction.

A condition to the distribution is the receipt by Rayonier of a private letter ruling from the IRS to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, and it is a condition to the distribution that this private letter ruling shall not be revoked or modified in any material respect. In addition, it is a condition to the distribution that Rayonier receives an opinion from outside tax counsel to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied. The ruling and the opinion rely on certain facts, assumptions, representations and undertakings from Rayonier and SpinCo regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, Rayonier and its shareholders may not be able to rely on the ruling or the opinion of tax counsel and could be subject to significant tax liabilities.

Notwithstanding the private letter ruling from the IRS and opinion of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the share ownership of Rayonier or SpinCo after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, Rayonier and its shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and SpinCo could incur significant liabilities. For a description of the sharing of such liabilities between Rayonier and SpinCo, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

SpinCo may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment to Rayonier of the separation and the distribution, under the tax matters agreement that SpinCo will enter into with Rayonier, SpinCo will be restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, SpinCo will be prohibited, except in certain circumstances, from:

•	entering into any transaction resulting in the acquisition of 40% or more of its stock or substantially all of its assets, whether by merger or otherwise;

•	merging, consolidating, or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing its capital stock; and

•	ceasing to actively conduct its business.

These restrictions may limit SpinCo’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax matters agreement, SpinCo is required to indemnify Rayonier against any such tax liabilities as a result of the acquisition of SpinCo’s stock or assets, even if it did not participate in or otherwise facilitate the acquisition.

Until the separation occurs, Rayonier has sole discretion to change the terms of the separation in ways which may be unfavorable to SpinCo.

Until the separation occurs, SpinCo will be a wholly owned subsidiary of Rayonier. Accordingly, Rayonier will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the separation date. These changes could be unfavorable to SpinCo. In addition, Rayonier may decide at any time not to proceed with the separation and distribution.

SpinCo may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect SpinCo’s business.

SpinCo may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others:

•	a distinct investment identity allowing investors to evaluate the merits, performance, and future prospects of SpinCo separately from Rayonier;

•	more efficient allocation of capital for both Rayonier and SpinCo;

•	direct access by SpinCo to the capital markets; and

•	facilitating incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate SpinCo’s ability to effect future acquisitions utilizing SpinCo common stock.

SpinCo may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing SpinCo’s business; (b) following the separation, SpinCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Rayonier; (c) following the separation, SpinCo’s business will be less diversified than Rayonier’s business prior to the separation; and (d) the other actions required to separate Rayonier’s and SpinCo’s respective businesses could disrupt SpinCo’s operations. If SpinCo fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial conditions, and results of operations of SpinCo could be adversely affected.

SpinCo may fail to perform under various transaction agreements that will be executed as part of the separation or it may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, SpinCo and Rayonier will enter into a separation agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement. The separation agreement, the tax matters agreement and employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. SpinCo will rely on Rayonier to satisfy its performance and payment obligations under these agreements. If Rayonier is unable to satisfy its obligations under these agreements, including its indemnification obligations, SpinCo could incur operational difficulties or losses. If SpinCo does not have in place its own systems and services, or if SpinCo does not have agreements with other providers of these services once certain transaction agreements expire, SpinCo may not be able to operate its business effectively and its profitability may decline. SpinCo is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services that Rayonier currently provides to SpinCo. However, SpinCo may not be successful in implementing these systems and services or in transitioning data from Rayonier’s systems to SpinCo’s.

After SpinCo’s separation from Rayonier, SpinCo will have debt obligations that could adversely affect its business and its ability to meet its obligations.

As of September 30, 2013, on a pro forma basis after giving effect to the new financing arrangements that SpinCo expects to enter into in connection with the separation and after giving effect to the application of the net proceeds of such financing as contemplated under “Unaudited Pro Forma Condensed Combined Financial Statements,” SpinCo’s total combined indebtedness would have been $[—] billion.

This significant amount of debt could have important consequences to SpinCo and its investors, including:

•	requiring a substantial portion of SpinCo’s cash flow from operations to make interest payments on this debt;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing the risk of a future credit ratings downgrade of its debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing SpinCo’s vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow SpinCo’s business;

•	limiting SpinCo’s flexibility in planning for, or reacting to, changes in its business and the industry;

•	placing SpinCo at a competitive disadvantage to its competitors that may not be as highly leveraged with debt as SpinCo; and

•	limiting SpinCo’s ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent that SpinCo incurs additional indebtedness, the risks described above could increase. In addition, SpinCo’s actual cash requirements in the future may be greater than expected. SpinCo’s cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and SpinCo may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

Challenges in the commercial and credit environment may materially adversely affect SpinCo’s ability to complete the separation and SpinCo’s future access to capital.

SpinCo’s ability to issue debt or enter into other financing arrangements on acceptable terms could be materially adversely affected if there is a material decline in the demand for SpinCo’s products or in the solvency of its customers or suppliers or if other significantly unfavorable changes in economic conditions occur. Volatility in the world financial markets could increase borrowing costs or affect SpinCo’s ability to gain access to the capital markets, which could have a material adverse effect on SpinCo’s competitive position, business, financial condition, results of operations and cash flows.

Many contracts, which will need to be assigned from Rayonier or its affiliates to SpinCo in connection with the separation, require the consent of the counterparty to such an assignment and failure to obtain these consents could increase SpinCo’s expenses or otherwise reduce SpinCo’s profitability.

The separation agreement will provide that, in connection with SpinCo’s separation, a number of contracts are to be assigned from Rayonier or its affiliates to SpinCo or SpinCo’s affiliates. However, many of these contracts may require the contractual counterparty’s consent to such an assignment. It is possible that some parties may use the consent requirement to seek more favorable contractual terms from us. If SpinCo is unable to obtain these consents, SpinCo may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to SpinCo as part of SpinCo’s separation. If SpinCo is unable to obtain consents with respect to contracts with any of SpinCo’s important contractual counterparties, the loss of these contracts could increase SpinCo’s expenses or otherwise reduce SpinCo’s profitability.

Risks Related to Rayonier Holding Company’s Common Stock

SpinCo cannot be certain that an active trading market for its common stock will develop or be sustained after the separation, and following the separation, SpinCo’s stock price may fluctuate significantly.

A public market for SpinCo common stock does not currently exist. SpinCo anticipates that on or prior to the record date for the distribution, trading of shares of its common stock will begin on a “when-issued” basis and will continue through the distribution date. However, SpinCo cannot guarantee that an active trading market will develop or be sustained for its common stock after the separation. Nor can SpinCo predict the prices at which shares of its common stock may trade after the separation. Similarly, SpinCo cannot predict the effect of the separation on the trading prices of its common stock or whether the combined market value of the shares of SpinCo common stock and the Rayonier common shares will be less than, equal to or greater than the market value of Rayonier common shares prior to the separation.

The market price of SpinCo common stock may fluctuate significantly due to a number of factors, some of which may be beyond SpinCo’s control, including:

•	actual or anticipated fluctuations in SpinCo’s operating results;

•	changes in earnings estimated by securities analysts or SpinCo’s ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment under which SpinCo operates; and

•	domestic and worldwide economic conditions.

A number of shares of SpinCo common stock are or will be eligible for future sale, which may cause SpinCo’s stock price to decline.

Any sales of substantial amounts of SpinCo common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of SpinCo common stock to decline. Upon completion of the distribution, SpinCo expects that it will have an aggregate of approximately [—] shares of its common stock issued and outstanding on [—], 2014. These shares will be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of SpinCo’s “affiliates,” as that term is defined in Rule 405 under the Securities Act. SpinCo is unable to predict whether large amounts of its common stock will be sold in the open market following the distribution. SpinCo is also unable to predict whether a sufficient number of buyers would be in the market at that time.

SpinCo cannot guarantee the timing, amount or payment of dividends on its common stock.

Although SpinCo expects to pay regular cash dividends following the separation, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of SpinCo’s board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as SpinCo’s financial condition, earnings, capital requirements, debt service obligations, covenants associated with certain of SpinCo’s debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that the board deems relevant. For more information, see “Dividend Policy.” SpinCo’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on its access to the capital markets. SpinCo cannot guarantee that it will pay a dividend in the future or continue to pay any dividend if SpinCo commences paying dividends.

Your percentage of ownership in SpinCo may be diluted in the future.

In the future, your percentage ownership in SpinCo may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that SpinCo will be granting to SpinCo’s directors, officers and employees. SpinCo’s employees will have options to purchase shares of its common stock after the distribution as a result of conversion of their Rayonier stock options (in whole or in part) to SpinCo stock options. SpinCo anticipates its compensation committee will grant additional stock options or other stock-based awards to its employees after the distribution. Such awards will have a dilutive effect on SpinCo’s earnings per share, which could adversely affect the market price of SpinCo’s common stock. From time to time, SpinCo will issue additional options or other stock-based awards to its employees under SpinCo’s employee benefits plans.

In addition, SpinCo’s amended and restated certificate of incorporation will authorize SpinCo to issue, without the approval of SpinCo’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over SpinCo’s common stock respecting dividends and distributions, as SpinCo’s board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of SpinCo’s common stock. For example, SpinCo could grant the holders of preferred stock the right to elect some number of SpinCo’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences SpinCo could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Rayonier Holding Company’s Capital Stock.”

Certain provisions in SpinCo’s amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of SpinCo, which could decrease the trading price of SpinCo’s common stock.

SpinCo’s amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with SpinCo’s board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of SpinCo’s stockholders to call a special meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of SpinCo’s board to issue preferred stock without stockholder approval;

•	the division of SpinCo’s board of directors into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

•	a provision that stockholders may only remove directors with cause;

•	the ability of SpinCo’s directors, and not stockholders, to fill vacancies on SpinCo’s board of directors; and

•	the requirement that the affirmative vote of stockholders holding at least 80 percent of SpinCo’s voting stock is required to amend certain provisions in SpinCo’s amended and restated certificate of incorporation and SpinCo’s amended and restated bylaws relating to the number, term and election of SpinCo’s directors, the filling of board vacancies, the calling of special meetings of stockholders and director and officer indemnification provisions.

In addition, because SpinCo has not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

SpinCo believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with SpinCo’s board of directors and by providing SpinCo’s board of directors with more time to assess any acquisition proposal. These provisions are not intended to make SpinCo immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that SpinCo’s board of directors determines is not in the best interests of SpinCo and SpinCo’s stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, an acquisition or further issuance of SpinCo’s stock could trigger the application of Section 355(e) of the Internal Revenue Code. For a discussion of Section 355(e), see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, SpinCo would be required to indemnify Rayonier for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials Rayonier and SpinCo have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Separation and Distribution” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of SpinCo management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Except as may be required by law, SpinCo undertakes no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this information statement. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in addition to the following other factors:

•	competitive pressures in the markets in which SpinCo operates;

•	risks associated with customer concentration;

•	raw material and energy prices;

•	risks associated with international operations;

•	changes in global economic conditions;

•	the preliminary Chinese dumping duties imposed on commodity viscose;

•	the effect of current and future environmental laws and regulations;

•	potential impact of future tobacco-related restrictions;

•	potential for additional pension contributions;

•	labor relations;

•	the effect of weather and other natural conditions;

•	transportation cost and availability;

•	the failure to attract and retain key personnel;

•	the failure to develop new ideas and protect SpinCo’s intellectual property;

•	uncertainties related to the availability of additional financing to SpinCo in the future and the terms of such financing;

•	risks associated with product liability claims;

•	the inability to make or effectively integrate future acquisitions;

•	SpinCo’s inability to engage in certain corporate transactions following the separation;

•	any failure to realize expected benefits from the separation;

•	risks associated with SpinCo’s debt obligations following the separation; and

•	uncertainties relating to general economic, political, business, industry, regulatory and market conditions.

THE SEPARATION AND DISTRIBUTION

Overview

On January 27, 2014, Rayonier announced that it intended to separate its performance fibers business from its forest resources and real estate businesses. Rayonier announced that it intended to effect the separation through a pro rata distribution of the common stock of a new entity, which is SpinCo, formed to hold the assets and liabilities associated with the performance fibers business.

On [—], 2014, the Rayonier board of directors approved the distribution of the issued and outstanding shares of SpinCo common stock on the basis of [—] shares of SpinCo common stock for each Rayonier common share held as of the close of business on the record date of [—], 2014.

On [—], 2014, the distribution date, each Rayonier shareholder will receive [—] shares of SpinCo common stock for each Rayonier common share held at the close of business on the record date for the distribution, as described below. Rayonier shareholders will receive cash in lieu of any fractional shares of SpinCo common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your Rayonier common shares or take any other action to receive your shares of SpinCo’s common stock in the distribution. The distribution of SpinCo’s common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see The Separation and Distribution—Conditions to the Distribution.”

Reasons for the Separation

The Rayonier board of directors determined that the separation of Rayonier’s performance fibers business from its forest resources and real estate businesses would be in the best interests of Rayonier and its shareholders and approved the plan of separation. A wide variety of factors were considered by the Rayonier board of directors in evaluating the separation. Among other things, the Rayonier board of directors considered the following potential benefits of the separation:

•	Distinct investment identity. The separation will allow investors to separately value Rayonier and SpinCo based on their distinct investment identities. SpinCo’s performance fibers business differs from Rayonier’s business in several respects, such as the market for products, manufacturing processes, research and development capabilities and capital intensity. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics, and may attract new investors, who may not have properly assessed the potentially higher value of the performance fibers business relative to the value it is currently accorded as a business of a taxable REIT subsidiary.

•	Enhanced strategic and management focus. The separation will allow SpinCo and Rayonier to more effectively pursue their distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. For example, while SpinCo’s management will be able to focus exclusively on its performance fibers business, the management of Rayonier will be dedicated solely to growing its forest resources and real estate businesses.

•	More efficient allocation of capital. The separation will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital. In particular, the separation will allow SpinCo to incur higher leverage than it currently has on a stand-alone basis, which would result in a lower overall cost of capital.

•	Direct access to capital markets. The separation will create an independent equity structure that will afford SpinCo direct access to the capital markets and will facilitate SpinCo’s ability to effect future acquisitions utilizing SpinCo’s common stock. As a result, each company will have more flexibility to capitalize on its unique growth opportunities.

•	Alignment of incentives with performance objectives. The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

Neither SpinCo nor Rayonier can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The Rayonier board of directors also considered a number of potentially negative factors in evaluating the separation, including the loss of synergies and joint purchasing power and increased costs resulting from operating as a separate public entity, one-time costs of the separation, the risk of not realizing the anticipated benefits of the separation and limitations placed upon SpinCo as a result of any tax-sharing agreement. The Rayonier board of directors concluded that the potential benefits of the separation outweighed these factors.

Formation of a New Company Prior to Rayonier Holding Company’s Distribution

SpinCo was formed in Delaware on January 16, 2014, for the purpose of holding Rayonier’s performance fibers business. As part of the plan to separate the performance fibers business from the remainder of its businesses, Rayonier plans to transfer the equity interests of certain entities that operate the performance fibers business and the assets and liabilities of the performance fibers business to SpinCo prior to the distribution, including environmental liabilities relating to prior dispositions and discontinued operations which were unrelated to SpinCo’s ongoing operations.

When and How You Will Receive the Distribution

With the assistance of Computershare, Rayonier expects to distribute SpinCo common stock on [—], 2014, the distribution date, to all holders of outstanding Rayonier common shares as of the close of business on [—], 2014, the record date for the distribution. Computershare, which currently serves as the transfer agent and registrar for Rayonier’s common shares, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for SpinCo common stock.

If you own Rayonier common shares as of the close of business on the record date for the distribution, SpinCo’s common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computershare will then mail you a direct registration account statement that reflects your shares of SpinCo common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. If you own Rayonier common shares through the Rayonier dividend reinvestment plan, the SpinCo shares you receive will be distributed to a new SpinCo dividend reinvestment plan account that will be created for you. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell Rayonier common shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of SpinCo common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your Rayonier common shares and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of SpinCo’s common stock that have been registered in book-entry form in your name.

Most Rayonier shareholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Rayonier common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the SpinCo common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of SpinCo common stock distributed to holders in connection with the distribution will be transferable without registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for shares received by persons who may be deemed to be SpinCo affiliates. Persons who may be deemed to be SpinCo affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with SpinCo, which may include certain SpinCo executive officers, directors or principal stockholders. Securities held by SpinCo affiliates will be subject to resale restrictions under the Securities Act. SpinCo affiliates will be permitted to sell shares of SpinCo common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of Rayonier Holding Company Common Stock You Will Receive

For each Rayonier common share that you own at the close of business on [—], 2014, the record date for the distribution, you will receive [—] shares of SpinCo common stock on the distribution date. Rayonier will not distribute any fractional shares of SpinCo common stock to its shareholders. Instead, if you are a registered holder, Computershare (which is sometimes referred to herein as the distribution agent) will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Rayonier or SpinCo, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Rayonier or SpinCo. Computershare is not an affiliate of either Rayonier or SpinCo. Neither SpinCo nor Rayonier will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for Rayonier common shares and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. SpinCo estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Rayonier common shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Equity Based Compensation

As of the distribution date, each Rayonier stock option will be converted into both an adjusted Rayonier stock option and a SpinCo stock option, with adjustments made to the exercise prices and number of shares subject to each option in order to preserve the aggregate intrinsic value of the original Rayonier stock option as measured immediately before and immediately after the separation, subject to rounding. The adjusted Rayonier stock options and the SpinCo stock options will be subject to substantially the same terms, vesting conditions, post-

termination exercise rules, and other restrictions that applied to the original Rayonier stock option immediately before the separation. Holders of Rayonier restricted stock, including Rayonier non-employee directors, will retain those awards and also will receive restricted stock of SpinCo, in an amount that reflects the distribution to Rayonier shareholders, by applying the distribution ratio to Rayonier restricted stock awards as though they were unrestricted Rayonier common shares.

Performance share awards outstanding as of the distribution date will be treated as follows:

•	Performance share awards granted in 2012 (with a 2012-2014 performance period) will be split into both Rayonier performance share awards and SpinCo performance share awards and will continue to be subject to the same performance criteria as applied immediately prior to the separation, except that total shareholder return at the end of the performance period will be based on the combined stock prices of Rayonier and SpinCo and any payment earned will be made to the applicable award holder in shares of Rayonier common stock and shares of SpinCo common stock.

•	Performance share awards granted in 2013 (with a 2013-2015 performance period) will be cancelled as of the distribution date and replaced with time-vested equity awards of the post-separation employer of each award holder (Rayonier or SpinCo, as the case may be) that will vest 24 months after the distribution date, generally subject to the holder’s continued employment. The value of each time-vested equity award will be equivalent to the grant date value of the performance share award that it replaces, subject to rounding.

•	Performance share awards granted in 2014 (with a 2014-2016 performance period) will be cancelled and replaced with performance share awards of the post-separation employer of each holder (Rayonier or SpinCo, as the case may be), and will be subject to the achievement of performance criteria that relate to the post-separation business of the applicable employer during a performance period ending December 31, 2016. The value of each replacement performance share award will be equivalent to the grant date value of the performance share award that it replaces, subject to rounding.

Treatment of 401(k) Shares

Rayonier common shares held in Rayonier’s 401(k) plans will be treated in the same manner in the distribution as outstanding Rayonier common shares.

Results of the Distribution

After its separation from Rayonier, SpinCo will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [—], 2014, the record date for the distribution, and will reflect any exercise of Rayonier options between the date the Rayonier board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding Rayonier common shares or any rights of Rayonier shareholders. Rayonier will not distribute any fractional shares of SpinCo common stock.

SpinCo will enter into a separation agreement and other related agreements with Rayonier before the distribution to effect the separation and provide a framework for SpinCo’s relationship with Rayonier after the separation. These agreements will provide for the allocation between Rayonier and SpinCo of Rayonier’s assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) attributable to periods prior to SpinCo’s separation from Rayonier and will govern the relationship between Rayonier and SpinCo after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”

Market for Rayonier Holding Company Common Stock

There is currently no public trading market for SpinCo’s common stock. SpinCo intends to apply to list its common stock on the New York Stock Exchange under the symbol “[—].” SpinCo has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

SpinCo cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the separation, of the shares of SpinCo common stock that each Rayonier shareholder will receive in the distribution and the Rayonier common shares held at the record date for the distribution may not equal the “regular-way” trading price of an Rayonier share immediately prior to the separation. The price at which SpinCo common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for SpinCo common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Rayonier Holding Company’s Common Stock.”

Incurrence of Debt

Prior to the distribution, SpinCo expects to incur approximately, $[—] billion of new debt. The $[—] billion of indebtedness is expected to consist of a $[—] million term loan, and $[—] million of corporate bonds. The net proceeds of the borrowings are expected to fund cash transfers of approximately $[—] million to Rayonier, as described in “Certain Relationships and Related Person Transactions—The Separation Agreement—Cash Transfers,” with the balance to be used by SpinCo for general corporate purposes.

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, Rayonier expects that there will be two markets in Rayonier common shares: a “regular-way” market and an “ex-distribution” market. Rayonier common shares that trade on the “regular-way” market will trade with an entitlement to SpinCo common shares distributed pursuant to the separation. Rayonier common shares that trade on the “ex-distribution” market will trade without an entitlement to SpinCo common stock distributed pursuant to the distribution. Therefore, if you sell Rayonier common shares in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive SpinCo common stock in the distribution. If you own Rayonier common shares at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of SpinCo common stock that you are entitled to receive pursuant to your ownership as of the record date of the Rayonier common shares.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, SpinCo expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for SpinCo common stock that will be distributed to holders of Rayonier common shares on the distribution date. If you owned Rayonier common shares at the close of business on the record date for the distribution, you would be entitled to SpinCo common stock distributed pursuant to the distribution. You may trade this entitlement to shares of SpinCo common stock, without the Rayonier common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to SpinCo common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

SpinCo has announced that the distribution will be effective at 11:59 p.m., Eastern time, on [—], 2014, which is the distribution date, provided that the following conditions shall have been satisfied (or waived by Rayonier in its sole discretion):

•	the transfer of assets and liabilities from Rayonier to SpinCo shall have been completed in accordance with the separation agreement ;

•	Rayonier shall have received a private letter ruling from the IRS to the effect that, among other things, the contribution of assets and liabilities from Rayonier to SpinCo and the distribution, taken together, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and certain transactions related to the transfer of assets and liabilities to SpinCo in connection with the separation will not result in the recognition of any gain or loss to Rayonier, SpinCo or their shareholders, and such private letter ruling shall not have been revoked or modified in any material respect;

•	Rayonier shall have received an opinion from Rayonier’s outside tax counsel to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied;

•	the SEC shall have declared effective SpinCo’s registration statement on Form 10, of which this information statement forms a part, and this information statement shall have been mailed to the Rayonier shareholders;

•	all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of SpinCo common stock to be distributed shall have been accepted for listing on the NYSE subject to official notice of distribution;

•	Rayonier shall have received the proceeds from the cash transfers from SpinCo, as described in “Certain Relationships and Related Person Transactions—The Separation Agreement—Cash Transfers”, and Rayonier shall be satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it shall have no further liability under any of the SpinCo financing arrangements described under “Description of Material Indebtedness—Indebtedness in Connection with the Separation”; and

•	no event or development shall have occurred or exist that, in the judgment of Rayonier’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

Rayonier will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. Rayonier does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material.

For example, the Rayonier board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Rayonier board of directors determines that any modifications by Rayonier materially change the material terms of the distribution, Rayonier will notify Rayonier shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

DIVIDEND POLICY

SpinCo expects that it will pay a regular cash dividend at an annual rate of $[—] per share, starting with the quarterly dividend to be paid in [—], 2014. However, the timing, declaration, amount of and payment of any dividends following the separation by SpinCo is within the discretion of its board of directors and will depend upon many factors, including SpinCo’s financial condition, earnings, capital requirements of its operating subsidiaries, debt service obligations, covenants associated with certain of SpinCo’s debt service obligations, legal requirements, regulatory constraints, industry practice, ability to gain access to capital markets, and other factors deemed relevant by its board of directors. Moreover, if SpinCo determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

CAPITALIZATION

The following table sets forth SpinCo’s capitalization as of September 30, 2013, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in SpinCo’s unaudited pro forma financial information. The information below is not necessarily indicative of what SpinCo’s capitalization would have been had the separation, distribution and related financing transactions been completed as of September 30, 2013. In addition, it is not indicative of SpinCo’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Combined Financial Data of Rayonier Holding Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and SpinCo’s combined financial statements and notes included in the “Index to Financial Statements and Schedule” section of this information statement.

	September 30, 2013
(dollar amounts in millions)	Actual	Pro Forma
Cash
Cash and cash equivalents	$—	$—

Capitalization:

Debt Outstanding
Long-term debt	$—	$—
Net Investment
Common stock	$—	$—
Additional paid-in capital	—	932
Retained earnings	1,365	—
Transfers to parent, net	(370)	—
Accumulated other comprehensive loss	(61)	(95)

Total net investment	934	837

Total capitalization	$934	$837

SpinCo has not yet finalized its post-distribution capitalization. Pro forma financial information reflecting SpinCo’s post-distribution capitalization will be included in an amendment to this information statement.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF RAYONIER HOLDING COMPANY

The following selected financial data reflect the combined operations of SpinCo. SpinCo derived the selected combined income statement data for the nine months ended September 30, 2013 and 2012 and the selected combined balance sheet data as of September 30, 2013 from its unaudited interim combined financial statements, which are included elsewhere in this information statement. SpinCo derived the selected combined income statement data for the years ended December 31, 2012, 2011 and 2010, and the selected combined balance sheet data as of December 31, 2012 and 2011, as set forth below, from its audited combined financial statements, which are included in the “Index to Financial Statements and Schedule” section of this information statement. SpinCo derived the selected combined income statement data for the years ended December 31, 2009 and 2008 and the selected combined balance sheet data as of September 30, 2012 and December 31, 2010, 2009 and 2008 from SpinCo’s underlying financial records, which were derived from the financial records of Rayonier and are not included in this information statement. The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the selected combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

	Nine Months Ended September 30,		Years Ended December 31,
(dollar amounts in millions)	2013	2012	2012	2011	2010	2009	2008

Statement of Income Data:
Sales	$765	$794	$1,095	$1,021	$884	$841	$800
Operating income (a)	218	253	342	283	201	373	135
Net income (a)	169	182	242	214	159	305	89
Balance Sheet Data:
Total assets (b)	$1,160	$856	$921	$665	$568	$737	$504
Property, plant and equipment, net	853	603	681	433	358	318	320
Other Operating Data:
EBITDA (a) (c)	$270	$295	$404	$339	$258	$431	$192
Alternative Fuel Mixture Credit	—	—	—	—	—	(205)	—

Adjusted EBITDA (c)	$270	$295	$404	$339	$258	$226	$192
Sales volumes (thousands of metric tons)
Cellulose specialties	357	365	503	504	480	464	471
Absorbent materials	98	152	214	227	238	270	253
Commodity viscose	19	—	—	—	—	—	—

Total	474	517	717	731	718	734	724

(a) Results for 2009 include $205.2 million, net of expenses, related to the Alternative Fuel Mixture Credit (“AFMC”). See Note 7 —Income Taxes to the Combined Financial Statements for additional information.

(b) Total Assets in 2009 include a $215.5 million receivable related to the Alternative Fuel Mixture Credit (“AFMC”). See Note 7 —Income Taxes to the Combined Financial Statements for additional information.

(c) For a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicator.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements presented below have been derived from SpinCo’s historical combined financial statements included in this information statement. While the historical combined financial statements reflect the past financial results of SpinCo’s performance fibers business, these pro forma statements give effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the separation include:

•	The distribution of SpinCo common stock to Rayonier shareholders.

•	The issuance by SpinCo of $[—] billion of new debt in connection with the separation.

•	The transfer by SpinCo of approximately $[—] million to Rayonier prior to the distribution.

•	The transfer of assets and liabilities from Rayonier to SpinCo, primarily related to postretirement benefit plans, certain property, plant and equipment, and environmental liabilities associated with prior dispositions and discontinued operations, which were not included in the historical combined statements.

The pro forma adjustments are based on available information and assumptions management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The unaudited pro forma condensed combined financial statements do not reflect all of the costs of operating as a stand-alone company, including possible higher information technology, tax, accounting, treasury, legal, investor relations, insurance and other similar expenses associated with operating as a stand-alone company. Only costs that management has determined to be factually supportable and recurring are included as pro forma adjustments, including the items described above. Incremental costs and expenses associated with operating as a stand-alone company, which are not reflected in the accompanying pro forma condensed combined financial statements, are estimated to be approximately $[—] million before-tax annually.

Subject to the terms of the separation and distribution agreement, SpinCo will generally pay all nonrecurring third-party costs and expenses related to the separation and incurred by SpinCo prior to the separation date. Such nonrecurring amounts are expected to include costs to separate and/or duplicate information technology systems, investment banker fees, outside legal and accounting fees, debt issuance and other similar costs. After the separation, subject to the terms of the separation and distribution agreement, all costs and expenses related to the separation incurred by either Rayonier or SpinCo will be borne by the party incurring the costs and expenses. Nonrecurring costs associated with the separation, which SpinCo expects to include in its income within one year after the separation, are estimated to be approximately $[—] million before-tax.

The unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2013 and the year ended December 31, 2012 have been prepared as though the separation occurred on January 1, 2012. The unaudited pro forma condensed combined balance sheet at September 30, 2013 has been prepared as though the separation occurred on September 30, 2013. The unaudited pro forma condensed combined financial statements are for illustrative purposes only, and do not reflect what SpinCo’s financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of its future financial position and future results of operations.

SpinCo’s retained cash balance and the amount of the cash distribution to Rayonier are subject to certain adjustments for SpinCo employee-related assets and liabilities. The following pro forma statements do reflect the impact of such adjustments, though the amount of the adjustment at the separation date will be different (either higher or lower) depending on the final selection of employees.

The unaudited pro forma condensed combined financial statements should be read in conjunction with SpinCo’s historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement. The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this information statement.

RAYONIER HOLDING COMPANY

UNAUDITED PROFORMA CONDENSED

COMBINED STATEMENT OF INCOME

For the Nine Months Ended September 30, 2013

(in millions of dollars, except for per share amounts)

	As Reported	Debt		Pro Forma
SALES	$765	$—		$765

Costs and expenses
Cost of sales	516	—		516

Gross margin	249	—		249

Selling and general expenses	27			27
Other operating expense	4			4

OPERATING INCOME	218	—		218
Interest expense	—	—	(a)	—
Interest and miscellaneous income, net	1	—		1

INCOME BEFORE INCOME TAXES	219	—		219
Income tax expense	50	—	(b)	50

NET INCOME	$169	$—		$169

Pro forma earnings per share:
Basic				[—]	(c)
Diluted				[—]	(c)
Pro forma weighted average shares outstanding (in thousands):
Basic				[—]	(c)
Diluted				[—]	(c)

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

RAYONIER HOLDING COMPANY

UNAUDITED PROFORMA CONDENSED

COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2012

(in millions of dollars, except for per share amounts)

	As Reported	Debt		Pro Forma
SALES	$1,095	$—		$1,095

Costs and expenses
Cost of sales	716	—		716

Gross margin	379	—		379

Selling and general expenses	36	—		36
Other operating expense	1	—		1

OPERATING INCOME	342	—		342
Interest expense	—	—	(a)	—
Interest and miscellaneous income, net	—	—		—

INCOME BEFORE INCOME TAXES	342	—		342
Income tax expense	100	—	(b)	100

NET INCOME	$242	$—		$242

Pro forma earnings per share:
Basic				[—]	(c)
Diluted				[—]	(c)
Pro forma weighted average shares outstanding (in thousands):
Basic				[—]	(c)
Diluted				[—]	(c)

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

RAYONIER HOLDING COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of September 30, 2013

(in millions of dollars unless otherwise stated)

	As Reported	Disc Ops (d)	Benefits (e)	Debt (f)	Other		Pro Forma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$—	$—	$—	$—		$—
Accounts receivable, less allowance for doubtful accounts of $140 thousand	96	—	—	—	—		96
Inventory	119	—	—	—	—		119
Deferred tax assets	30				(27)	(g)	3
Prepaid and other current assets	36	—	—	—	—		36

Total current assets	281	—	—	—	(27)		254

PROPERTY, PLANT AND EQUIPMENT
Land	16	—	—	—	—		16
Buildings	177	—	—	—	—		177
Machinery and equipment	1,752	—	—	—	2		1,754
Construction in progress	16	—	—	—	—		16

Total property, plant and equipment, gross	1,961	—	—	—	2		1,963
Less—accumulated depreciation	(1,108)	—	—	—	(1)		(1,109)

Total property, plant and equipment, net	853	—	—	—	1		854
OTHER ASSETS	26	11	—	—	—		37

TOTAL ASSETS	$1,160	$11	$—	$—	$(26)		$1,145

LIABILITIES AND NET INVESTMENT
CURRENT LIABILITIES
Accounts payable	$81	$—	$—	$—	$—		$81
Current liabilities for dispositions and discontinued operations	—	8	—	—	—		8
Other current liabilities	30	1	—	—	3		34

Total current liabilities	111	9	—	—	3		123

LONG-TERM DEBT	—	—	—	—	—		—
NON-CURRENT LIABILITIES FOR DISPOSITIONS AND DISCONTINUED OPERATIONS	—	67	—	—	—		67
PENSION AND OTHER POSTRETIREMENT BENEFITS	51	—	50	—	—		101
DEFERRED INCOME TAXES	64	(28)	(20)	—	—		16
OTHER NON-CURRENT LIABILITIES	—	—	—	—	1		1
COMMITMENTS AND CONTINGENCIES
NET INVESTMENT
Common stock	—	—	—	—	—		—
Additional paid-in capital	—	—	—	—	932	(h)	932
Retained earnings	1,365	—	—	—	(1,365)	(h)	—
Transfers to Rayonier, net	(370)	(37)	4	—	403	(h)	—
Accumulated other comprehensive loss	(61)	—	(34)	—	—		(95)

TOTAL NET INVESTMENT	934	(37)	(30)	—	(30)		837

TOTAL LIABILITIES AND NET INVESTMENT	$1,160	$11	$—	$—	$(26)		$1,145

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

RAYONIER HOLDING COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(a)	Represents adjustments to interest resulting from the assumed incurrence of $[—] billion of indebtedness in connection with the separation, as follows:

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
(dollars in millions unless otherwise stated)
Interest expense on $[—] billion of newly incurred indebtedness	$ [—]	$ [—]
Loan fees and amoritization of debt issuance costs	[—]	[—]

Total pro forma adjustments to interest expense	$ [—]	$ [—]

Pro forma interest expense was calculated based on an assumed blended rate of [—] percent before debt issuance costs and fees. The interest rates reflect estimates based on an assumed investment grade rating with an appropriate spread over the relevant benchmark rate. Interest expense also includes amortization of debt issuance costs and liquidity facility fees (see Note (—)). In addition, bridge loan fees incurred at certain stages while the loan is outstanding are incorporated. Debt issuance costs and liquidity facility fees are amortized over the terms of the associated debt and credit facility. Certain of the bridge loan fees are expensed as incurred. The calculation of interest assumes constant debt levels throughout the period presented; actual interest expense may be higher or lower depending on fluctuations in interest rates. A [—] percent change in interest rates would result in a $[—] million change in annual interest expense.

(b)	Represents the tax effect of pro forma adjustments to income before income taxes using the statutory tax rate (35% federal rate plus an effective 1.5% state rate) percent for both the nine months ended September 30, 2013, and the year ended December 31, 2012. The effective tax rate of SpinCo could be different (either higher or lower) depending on activities subsequent to the separation.

(c)	The calculations of pro forma basic earnings per share and average shares outstanding for the period presented are based on the number of shares used to calculate Rayonier common shares outstanding for the nine months ending September 30, 2013 and the year ended December 31, 2012, adjusted for the distribution ratio of [—] share of our common stock for every [—] shares of Rayonier common shares outstanding.

The calculations of pro forma diluted earnings per share and average shares outstanding for the period presented are based on the number of shares used to calculate Rayonier diluted earnings per share for the nine months ending September 30, 2013 and the year ended December 31, 2012, adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from SpinCo stock-based awards issued in connection with the adjustment of outstanding Rayonier stock-based awards or the grant of new stock-based awards. The number of dilutive shares of common stock underlying SpinCo stock-based awards issued in connection with the adjustment of outstanding Rayonier stock-based awards will not be determined until after the distribution date.

(d)	Represents environmental liabilities relating to prior dispositions and discontinued operations of Rayonier. See “Liabilities for Dispositions and Discontinued Operations” for additional information.

(e)	Represents the funded status associated with Rayonier-sponsored pension plans and other employee benefit arrangements for the known SpinCo employees located in the United States. The actual amount of pension and employee benefit assets and liabilities will be different (either higher or lower) based on the final selection of employees.

(f)	The $[—] billion of long-term debt is expected to consist of a $[—] million term loan, and $[—] million of corporate bonds. In addition, SpinCo expects to have access to approximately $[—] million in liquidity through a revolving credit facility. The actual debt structure may vary depending on market conditions. Costs and expenses related to obtaining the debt, including the liquidity facility, will be deferred and amortized.

RAYONIER HOLDING COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(g)	Represents the Cellulosic Biofuel Producer Credit (“CBPC”) tax credit carryforward which will be utilized in the income tax returns of Rayonier TRS Holdings Inc., a wholly-owned subsidiary of Rayonier. SpinCo was a subsidiary of Rayonier and, for purposes of U.S. federal and state income taxes, was not directly subject to income taxes but was included in the income tax return of Rayonier TRS Holdings Inc. See Note 3 —Summary of Significant Accounting Policies and Note 7—Income Taxes to the Condensed Combined Financial Statements for additional information.

(h)	Represents the elimination of the net investment by Rayonier and adjustments to additional paid in capital resulting from the following:

(dollars in millions)
Reclassification of Rayonier’s net investment	$(370)
Reclassification of SpinCo’s retained earnings	1,365
New assets and liabilities recorded on SpinCo’s books	(97)
New acccumulated other comprehensive loss recorded on SpinCo’s books	34

Total additional paid-in capital	$932

LIABILITIES FOR DISPOSITIONS AND DISCONTINUED OPERATIONS

Included in the Unaudited Pro Forma Condensed Combined Balance Sheet at September 30, 2013 are environmental liabilities relating to prior dispositions and discontinued operations, which include Rayonier’s Port Angeles, Washington dissolving pulp mill that was closed in 1997; Rayonier’s wholly-owned subsidiary, Southern Wood Piedmont Company, which ceased operations other than environmental investigation and remediation activities in 1989; and other miscellaneous assets held for disposition. Southern Wood Piedmont Company owns or has liability for ten inactive former wood treating sites that are subject to the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and/or other similar federal or state statutes relating to the investigation and remediation of environmentally-impacted sites.

Use of Estimates

At September 30, 2013, these prior dispositions and discontinued operations had $76 million of accrued liabilities for environmental costs. Numerous cost assumptions are used in estimating these obligations. Factors affecting these estimates include changes in the nature or extent of contamination, changes in the content or volume of the material discharged or treated in connection with one or more impacted sites, requirements to perform additional or different assessment or remediation, changes in technology that may lead to additional or different environmental remediation strategies, approaches and workplans, discovery of additional or unanticipated contaminated soil, groundwater or sediment on or off-site, changes in remedy selection, changes in law or interpretation of existing law and the outcome of negotiations with governmental agencies or non-governmental parties. Management periodically reviews its environmental liabilities and also engages third-party consultants to assess its ongoing remediation of contaminated sites. A significant change in any of the estimates could have a material effect on the results of operations. Typically, these cost estimates do not vary significantly on a quarter-to-quarter basis, although there can be no assurance that such a change will not occur in the future.

Significant Accounting Policies

Liabilities are established to assess, remediate and monitor sites related to dispositions or discontinued operations from which no current or future benefit is discernible. These obligations are established based on

RAYONIER HOLDING COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

payments over the next 20 years and require significant estimates to determine the proper amount at any point in time. Generally, monitoring expense obligations are fixed once remediation projects are at or near completion. The projected period, from 2013 through 2032, reflects the time in which potential future costs are both estimable and probable. As new information becomes available, these cost estimates are updated and recorded liabilities are adjusted appropriately. Environmental liabilities are accounted for on an undiscounted basis and are reflected in current and non-current “Liabilities for dispositions and discontinued operations” in the Unaudited Pro Forma Condensed Combined Balance Sheet.

An analysis of the liabilities for dispositions and discontinued operations follows:

(dollars in millions)	September 30, 2013	December 31, 2012
Balance, beginning of period	$81.7	$90.8
Expenditures charged to liabilities	(6.4)	(9.9)
Increase to liabilities	0.2	0.8

Balance, end of period	75.5	81.7
Less: Current portion	(8.4)	(8.1)

Non-current portion	$67.1	$73.6

Below are disclosures for specific site liabilities where current estimates exceed 10 percent of the total liabilities for dispositions and discontinued operations at September 30, 2013. An analysis of the activity for the nine months ended September 30, 2013 and the year ended December 31, 2012 is as follows:

	Activity (in millions)
Sites	2011 Liability	Expenditures	(Reduction) Increase to Liabilities	2012 Liability	Expenditures	Increase to Liabilities	September 30, 2013 Liability
Augusta, Georgia	$13.9	$(0.8)	$(1.0)	$12.1	$(0.7)	$—	$11.4
Spartanburg, South Carolina	14.7	(0.9)	0.2	14.0	(0.9)	—	13.1
East Point, Georgia	11.0	(1.0)	0.9	10.9	(0.6)	—	10.3
Baldwin, Florida	9.7	(0.9)	0.3	9.1	(0.8)	—	8.3
Other SWP sites	26.3	(3.6)	(1.8)	20.9	(1.7)	—	19.2

Total SWP	75.6	(7.2)	(1.4)	67.0	(4.7)	—	62.3
Port Angeles, Washington	9.3	(1.7)	1.9	9.5	(0.8)	0.2	8.9
All other sites	5.9	(1.0)	0.3	5.2	(0.9)	—	4.3

TOTAL	$90.8	$(9.9)	$0.8	$81.7	$(6.4)	$0.2	$75.5

A brief description of each of these sites is as follows:

Augusta, Georgia — Southern Wood Piedmont Company operated a wood treatment plant at this site from 1928 to 1988. The majority of visually contaminated surface soils have been removed, and remediation activities currently consist primarily of a groundwater treatment and recovery system. The site operates under a 10-year hazardous waste permit issued pursuant to the Resource Conservation and Recovery Act, which expires in 2014. Current cost estimates could change if recovery or discharge volumes increase or decrease significantly, or if changes to current remediation activities are required in the future. Total spending as of September 30, 2013 was $68 million. Liabilities are recorded to cover obligations for the estimated remaining remedial and monitoring activities through 2032.

RAYONIER HOLDING COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Spartanburg, South Carolina — Southern Wood Piedmont Company operated a wood treatment plant at this site from 1925 to 1989. Remediation activities include: (1) a recovery system and biological wastewater treatment plant, (2) an ozone-sparging system treating soil and groundwater and (3) an ion-exchange resin system treating groundwater. The cost estimate includes potential remediation of identified off-site areas which appear to have been impacted from a portion of the former operating plant. In 2012, Southern Wood Piedmont Company entered into a consent decree with the South Carolina Department of Health and Environmental Control which governs future investigatory and assessment activities at the site. Depending on the results of this investigation and assessment, additional remedial actions may be required in the future. Therefore, current cost estimates could change. Total spending as of September 30, 2013 was $39.7 million. Liabilities are recorded to cover obligations for the estimated remaining assessment, remedial and monitoring activities through 2032.

East Point, Georgia — Southern Wood Piedmont Company operated a wood treatment plant at this site from 1908 to 1984. This site operates under a 10-year Resource Conservation and Recovery Act hazardous waste permit, which is currently in the renewal process. In 2009, Southern Wood Piedmont Company entered into a consent order with the Environmental Protection Division of the Georgia Department of Natural Resources which requires that Southern Wood Piedmont Company perform certain additional investigatory, analytical and potentially, remedial activity. Therefore, while active remedial measures are currently ongoing, additional remedial measures may be necessary in the future. Total spending as of September 30, 2013 was $21.6 million. Liabilities are recorded to cover obligations for the estimated remaining assessment, remedial and monitoring activities through 2032.

Baldwin, Florida — Southern Wood Piedmont Company operated a wood treatment plant at this site from 1954 to 1987. This site operates under a 10-year hazardous waste permit issued pursuant to the Resource Conservation and Recovery Act, which expires in 2016. Visually contaminated surface soils have been removed, and current remediation activities primarily consist of a groundwater recovery and treatment system. Investigation and assessment of other potential areas of concern are ongoing in accordance with the facility’s Resource Conservation and Recovery Act permit and additional remedial activities may be necessary in the future. Therefore, current cost estimates could change. Total spending as of September 30, 2013 was $21.4 million. Liabilities are recorded to cover obligations for the estimated remaining assessment, remedial and monitoring activities through 2026.

Port Angeles, Washington — Rayonier operated a dissolving pulp mill at this site from 1930 until 1997. The site and the adjacent marine areas (a portion of Port Angeles harbor) have been in various stages of the assessment process under the Washington Model Toxics Control Act (“MTCA”) since about 2000, and several voluntary interim soil clean-up actions have also been performed during this time. In 2010, Rayonier entered into an agreed order with the Washington Department of Ecology (‘Ecology”), under which the MTCA investigatory, assessment and feasibility and alternatives study process will be completed on a set timetable, subject to approval of all reports and studies by Ecology. Upon completion of all work required under the agreed order and negotiation of an approved remedy, additional remedial measures for the site and adjacent marine areas may be necessary in the future. Total spending as of September 30, 2013 was $42.0 million. Liabilities are recorded to cover obligations for the estimated assessment, remediation and monitoring obligations that are deemed probable and estimable at this time.

The estimated expenditures for environmental investigation, remediation, monitoring and other costs for all dispositions and discontinued operations will be approximately $8 million in both 2013 and 2014. Such costs will be charged against its liabilities for dispositions and discontinued operations, which include environmental assessment, remediation and monitoring costs. Management believes established liabilities are sufficient for costs expected to be incurred over the next 20 years with respect to its dispositions and discontinued operations. Remedial actions for these sites vary, but include on-site (and in certain cases off-site) removal or treatment of contaminated soils and sediments, recovery and treatment/remediation of groundwater, and source remediation and/or control.

RAYONIER HOLDING COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

In addition, these prior dispositions and discontinued operations are exposed to the risk of reasonably possible additional losses in excess of the established liabilities. As of September 30, 2013, this amount could range up to $29 million, allocable over several of the applicable sites, and arises from uncertainty over the availability, feasibility or effectiveness of certain remediation technologies, additional or different contamination that may be discovered, development of new or more effective environmental remediation technologies and the exercise of discretion in interpretation of applicable law and regulations by governmental agencies.

BUSINESS

Overview

SpinCo is the leading global producer of high-value cellulose, a natural polymer, used as a raw material to manufacture a broad range of consumer-oriented products such as cigarette filters, liquid crystal displays, impact-resistant plastics, thickeners for food products, pharmaceuticals, cosmetics, high-tenacity rayon yarn for tires and industrial hoses, food casings, paints and lacquers. Purified cellulose is an organic material primarily derived from either wood or cotton and sold as cellulose specialties or commodity viscose, depending on its purity level. Cellulose specialties typically contain over 95% cellulose, while commodity viscose typically contains less than 95% cellulose. Cellulose specialties generally command a price premium, earn higher margins and benefit from greater demand stability through the economic cycle relative to commodity viscose.

SpinCo’s cellulose specialties require high levels of purity, process knowledge and are custom engineered and manufactured to customers’ exacting specifications. SpinCo’s customers (primarily specialty chemical companies) place a high premium on products that have great impact in terms of form, function and composition as they modify SpinCo’s fibers through various chemical reactions, which require high purity and uniformity for efficient production. As a result, cellulose specialties require a stringent qualification process as any inconsistencies in purity and/or uniformity can result in very negative and costly consequences to SpinCo’s customers.

With approximately 675,000 metric tons of cellulose specialties capacity and nearly double the sales of its next largest competitor, SpinCo is the global leader in the production of cellulose specialties. SpinCo’s key competitive advantage is the “SpinCo Recipe”—its unique ability to utilize its manufacturing facilities to engineer cellulose specialties fibers to customers’ exacting specifications. SpinCo is the only cellulose specialties producer with manufacturing facilities that provide flexibility to use both hardwood and softwood, kraft and sulfite cooking processes, and a variety of proprietary chemical treatments. Additionally, SpinCo has a tremendous asset of process knowledge: the understanding of wood fiber properties and their modification under a sequence of chemical processes, accumulated and developed over 80 years of practical application to achieve unique properties for a variety of customer needs. When this process knowledge is combined with its manufacturing flexibility and knowledge of customers’ applications and specifications, it allows SpinCo to have the most extensive capability set to modify cellulose fibers in the industry.

SpinCo’s strategy has resulted in an increase in earnings before interest, taxes, depreciation and amortization (or “EBITDA”) from $192 million in 2008 to $404 million in fiscal year 2012, representing a CAGR of 20%. Revenue for fiscal year 2012 was $1.1 billion. For a reconciliation of EBITDA to net income and cash flow from operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicator.”

SpinCo categorizes its cellulose specialties into three product lines: acetate, high-value ethers and other cellulose specialties which account for 80%, 7% and 13% of its total cellulose specialties volume, respectively. SpinCo’s products are used primarily in the manufacture of a broad range of end-use products, as shown in the table below.

SpinCo estimates that cellulose specialties demand was approximately 1.6 million metric tons in 2012. SpinCo believes that its 2012 sales volume of approximately 503,000 metric tons makes it the industry leader, reflecting sales in three product lines where SpinCo’s management estimates that it was one of the top three producers by volume. The charts below summarize the global end use breakdown by product line of the cellulose specialties business:

Global Cellulose Specialties End Use Breakdown (1)(2)

Acetate	High Value Ethers (3)	Other Cellulose Specialties
End Use Breakdown	End Use Breakdown	End Use Breakdown

Estimated Product Demand ■ ~ 710,000 metric tons ■ 1—2% growth per year	Estimated Product Demand ■ ~ 503,000 metric tons ■ 4—6% growth per year	Estimated Product Demand ■ ~ 355,000 metric tons ■ 2—3% growth per year

Estimated SpinCo Position ■ Number 1	Estimated SpinCo Position ■ Top 4	Estimated SpinCo Position ■ Top 2

Source: Public information and privately commissioned studies

(1)	Data from 2012.
(2)	Product line size includes approximately 130,000 to 160,000 metric tons of cotton linter.
(3)	Product line size includes approximately 100,000 metric tons MCC.

SpinCo’s production facilities, located in Jesup, Georgia, and Fernandina Beach, Florida, have a combined annual production capacity of approximately 675,000 metric tons. The Jesup mill can produce approximately 520,000 metric tons of cellulose specialties, or approximately 77% of SpinCo’s total capacity. The Fernandina Beach mill can produce approximately 155,000 metric tons of cellulose specialties, or approximately 23% of SpinCo’s total capacity. Combined, these facilities manufacture more than 25 different grades of purified cellulose.

Transition to All Cellulose Specialties

Historically, about one-third of SpinCo’s production was absorbent materials, a commodity product mainly used in disposable baby diapers, feminine hygiene products, incontinence pads, convalescent bed pads, industrial towels and wipes, and non-woven fabrics. In May 2011, SpinCo decided to convert its absorbent material production line located in the Jesup mill to cellulose specialties based on increased demand from its customers for high-value cellulose specialties and SpinCo’s desire to exit commodity-like product lines. Management believes this conversion, referred to as the cellulose specialties expansion project, positions SpinCo as the only fully dedicated supplier of cellulose specialties.

The cellulose specialties expansion project cost $385 million and converted approximately 260,000 metric tons of absorbent materials capacity into approximately 190,000 metric tons of cellulose specialties capacity. The project was completed in June 2013, after significant modifications to the production line and increased capacity of ancillary systems.

In July 2013, SpinCo restarted the converted production line and began the qualification process for the line’s production with its customers. SpinCo expects to produce cellulose specialties, commodity viscose and other products, modulating volumes in each product group to meet demand. As cellulose specialties demand grows over the next several years, SpinCo expects to increase its sales of cellulose specialties and complete its transition to a dedicated cellulose specialties supplier.

Business Strategies

Key elements of SpinCo’s business strategy are as follows:

Strengthen SpinCo’s cellulose specialties leadership position. With approximately 675,000 metric tons of cellulose specialties capacity and nearly double the sales of the next largest competitor, SpinCo is the global leader in the production of cellulose specialties, a high-value sector. SpinCo believes the global demand is growing approximately 45,000 to 50,000 metric tons a year as customers’ product needs continue to expand. SpinCo’s cellulose specialties expansion project’s approximately 190,000 metric tons of cellulose specialties capacity is in the process of qualification with new and existing customers. As demand continues to grow for cellulose specialties, SpinCo will be positioned to drive increases in margins and cash flows.

Differentiate through technically superior products and research and development. The quality and consistency of SpinCo’s cellulose specialties and its premier research and development capabilities create a significant competitive advantage, resulting in a premium price for SpinCo’s products and driving strong profitability. SpinCo manufactures products that are tailored to the precise and demanding chemical and physical requirements of its customers, achieving industry leading high purity levels and product functionality for specific grades. Its ability to manufacture technically superior products is the result of its proprietary production processes, intellectual property, technical expertise, diverse manufacturing processes and knowledge of cellulosic chemistry.

SpinCo’s premier research and development facility allows it to replicate its customers’ manufacturing processes, which differentiates SpinCo from its competitors. Combined with SpinCo’s deep understanding of its customers’ processes and historical success in applied research and development, SpinCo is uniquely qualified to continue partnering with its customers to develop new products to meet evolving consumer needs and to trouble shoot customer production issues.

Drive growth and diversification. Expanding sales to other cellulose specialty applications will provide attractive opportunities for increasing revenue and improving profitability. With 80% of its current sales volume in the acetate product line, SpinCo intends to expand its sales in the faster growing ethers and other cellulose specialty product lines. SpinCo’s additional approximately 190,000 metric tons of cellulose specialties capacity combined with its process knowledge and expertise in cellulose specialties manufacturing will allow it to pursue growth and diversification without additional investment. SpinCo also intends to evaluate adjacent specialty chemical market opportunities for further growth and diversification.

Focus on operational excellence. Operating mills reliably and at a competitive cost while producing consistently high quality and high-value cellulose is critical to SpinCo’s existing customers and enhances its ability to attract new customers. SpinCo strives to continuously improve its cost position, throughput and reliability of its manufacturing facilities through targeted expenditures and capital investments. For instance, SpinCo has identified a number of high return projects that it expects will achieve internal rates of return greater than 20 percent and are executable in the next three years. Additionally, SpinCo continues to develop maintenance systems and procedures that will improve the throughput, purity and uniformity of SpinCo’s products by increasing the reliability of its manufacturing processes. SpinCo’s continued focus on operational excellence will continue to enable it to drive profitability and strengthen customer relationships.

Maximize cash flow. SpinCo has historically maintained a strong margin profile as part of Rayonier. As a stand-alone business, the SpinCo team will be able to implement a focused strategy to more efficiently allocate resources and further maximize cash flow. Additionally, SpinCo believes that its production capacity is sufficient to meet its current growth initiatives without significant additional spending. Over the last five years, Rayonier invested approximately $397 million in growth capital expenditures for capacity expansions and productivity enhancements. Given the significant investment to date, SpinCo anticipates that further investment in growth capital will be spent only upon the expectation of significant returns. SpinCo’s strong balance sheet, financial flexibility and significant cash flows are key, differentiating attributes in its industry.

Strengths

SpinCo believes the following strengths support its business strategies:

Leading position in high-value cellulose specialties. With nearly double the sales of the next largest competitor, SpinCo is the largest global producer of high-value cellulose specialties and is ideally positioned to capture anticipated growth in its markets. SpinCo’s leadership position in custom-engineered high-value cellulose specialties reflects its technical expertise, outstanding product purity and consistency, strong partnership with its global customers and continued investment in capacity. SpinCo’s processes and products are technologically difficult to replicate for other cellulose specialty producers and SpinCo believes they are not possible without significant investment in equipment and intellectual property. As a result, none of the competitors currently are able to match the consistency and purity of SpinCo’s products and the breadth of its product offering. More broadly, in the past 10 years, SpinCo believes there was only one new entrant into the specialty cellulose industry.

SpinCo decided to leverage its process and product expertise by investing $385 million in its recently-completed cellulose specialties expansion project. The project converted SpinCo’s approximate 260,000 metric tons of absorbent materials production capacity to approximately 190,000 metric tons of additional cellulose specialties capacity, positioning SpinCo to capture the anticipated growth in demand in developed and emerging markets and to expand its sales to other cellulose specialty uses, such as ethers, which offer attractive growth rates and profit margins.

Broad product offering and customization enabled by the proprietary “SpinCo recipe.” SpinCo’s manufacturing processes have been developed over 85 years. SpinCo’s production facilities utilize kraft and sulfite manufacturing processes, hardwood and softwood fibers, proprietary bleaching sequences and specialized cold caustic processes to engineer and manufacture highly customized cellulose specialties. This operational flexibility, combined with its state-of-the-art research and development facility, industry-leading technical capabilities, access to desirable hardwood and softwood species and proprietary process knowledge, allows SpinCo to engineer a wide breadth of customized fibers each specifically configured for its customers’ unique needs, and to achieve the specific properties required for a broad range of end uses. New product development is another area where SpinCo is the preferred partner for its customers that collaborate with SpinCo to develop and qualify the proprietary formulations for customized fibers.

Long-term relationships with financially strong, global customers. SpinCo benefits from long-standing relationships with blue-chip, industry-leading companies in each of its key product lines, as well as from low customer turnover (SpinCo’s average customer relationship among SpinCo’s top 10 customers is 38 years). SpinCo has customers in more than 35 countries across five continents and delivers its products to more than 79 ports around the world and, as a result, has developed strategic competence in handling global logistics and distribution. SpinCo’s five largest customers, who account for approximately 70% of sales, are all either well known global diversified specialty chemical companies or state owned enterprises. SpinCo has long-term volume contracts with most of the world’s cellulose specialties-based product manufacturers, representing a significant majority of SpinCo’s cellulose specialties production. SpinCo’s relationships with its largest cellulose specialties customers span 24 to 82 years, facilitating a deep understanding of its customers’ products and manufacturing processes that have led to strong partnerships on new product development.

Resilience through economic cycles. SpinCo’s technically-demanding products are used in many consumer end products such as cigarette filters, sausage casings, food additives, personal care products and pharmaceuticals, which benefit from stable demand throughout the economic cycle. As a result, SpinCo’s financial performance tends to be relatively less impacted during cyclical downturns because of the resilient demand for its end-use products. As an example, during the 2008-2009 economic downturn, SpinCo’s sales increased by 5%, and SpinCo’s Adjusted EBITDA grew 18%. SpinCo believes that its end-use markets will continue to grow in various economic environments given their stable nature. For a reconciliation of Adjusted EBITDA to net income and cash flow from operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicator.”

Attractive margins and strong free cash flow generation. From the beginning of fiscal 2008 through fiscal 2012, SpinCo has generated strong free cash flow from operations totaling $570 million. SpinCo produced Adjusted EBITDA of $404 million, $339 million, $258 million, $226 million and $192 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 respectively. During this five-year period, Adjusted EBITDA margins averaged 30%. SpinCo attributes its strong financial performance to its technical product consistency and purity, significant capital investment in its production and research and development facilities, and its deep understanding of customers’ manufacturing processes and product requirements and anticipates that its business will continue to generate attractive returns to its shareholders. For a reconciliation of Free Cash Flow and Adjusted EBITDA to cash flow from operations and Adjusted EBITDA to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicator.”

Industry

Cellulose Specialties

SpinCo believes the global demand in 2012 for cellulose specialties was about 1.6 million metric tons, including 130,000 to 160,000 metric tons of cellulose specialties derived from cotton linters. SpinCo expects global demand to grow approximately 3% to 4% per year for the next 5 years. SpinCo is the global leader in the manufacture of cellulose specialties, and categorizes its sales of cellulose specialties into the following key product lines:

•	Acetate. SpinCo is the leading global manufacturer of cellulose specialties for acetate products. SpinCo estimates that the global demand in 2012 for cellulose specialties for acetate products was approximately 710,000 metric tons and expects this demand to grow 1% to 2% per year over the next 5 years.

•	High Value Ethers. SpinCo is a leading global manufacturer of cellulose specialties for ethers products. SpinCo estimates that the global demand in 2012 for cellulose specialties for ethers products was approximately 503,000 metric tons and expects this demand to grow 4% to 6% per year over the next 5 years.

•	Other Cellulose Specialties. SpinCo is a leading global manufacturer of other cellulose specialties. SpinCo estimates that the global demand in 2012 for other cellulose specialties is approximately 355,000 metric tons and expects this demand to grow 2% to 3% per year over the next 5 years.

In 2013, additional cellulose specialties capacity was added, including approximately 190,000 metric tons added by SpinCo following the completion of its cellulose specialties expansion project and approximately 45,000 metric tons added by SpinCo’s competitors. SpinCo believes global capacity totaled approximately 1.8 million metric tons (including the new capacity) at the end of 2013.

Commodity Viscose

Commodity viscose is primarily sold to producers of viscose staple fibers. Viscose staple is used in woven applications such as textiles for clothing and other fabrics, and in non-woven applications such as baby wipes, cosmetic and personal wipes, industrial wipes and mattress ticking. In recent years, shifts in fashion styles and higher than historical cotton prices have increased demand for viscose staple fibers. Weak global cotton harvests during 2011 provided a further boost to demand for viscose staple as a cotton substitute. Additionally, variability in cotton linter supply, due to competing uses of cotton seeds in agriculture, and increasing concerns about the environmental impact of producing viscose staple from cotton have resulted in viscose staple producers shifting volume to commodity viscose derived from wood. SpinCo believes global demand for commodity viscose in 2012 was approximately 4.4 million metric tons, (including approximately 800 thousand metric tons derived from cotton) and expects this demand to grow approximately 9% to 10% per year for the next 5 years.

Significant new commodity viscose capacity has been added in the last three years to meet this demand. SpinCo believes global capacity totaled 5.7 million metric tons at the end of 2013, and an additional 1.0 million metric tons of capacity has been announced and is expected to be completed in the next two years.

In February 2013, China’s Ministry of Commerce (MOFCOM) initiated an anti-dumping investigation of imports of dissolving wood, cotton and bamboo pulp into China from the U.S., Canada and Brazil during 2012. In November 2013, MOFCOM issued a preliminary determination that SpinCo’s lower purity Fibernier grade product used in commodity viscose applications would be subject to a 21.7% interim duty effective November 7, 2013. MOFCOM’s final determination is expected in the first half of 2014. SpinCo is evaluating all potential product options that its broad capabilities provide in the event that MOFCOM’s preliminary duty is not materially reduced or eliminated, and does not expect that MOFCOM’s preliminary duty will materially affect its business results. For more information regarding the investigation, see “Risk Factors—Risks Related to Rayonier Holding Company’s Business” and “Business—Legal and Regulatory Proceedings.”

Although SpinCo’s business is focused on the production of cellulose specialties, it expects to sell approximately 135,000 metric tons to commodity markets in 2014. As demand for cellulose specialties increases over the next several years, SpinCo expects to shift production from commodity markets to cellulose specialties until it has essentially exited commodity viscose.

Competition

Potential entrants to the cellulose specialties business face considerable challenges. Significant intellectual property, technical expertise and experience are needed to design the customized fibers and then manufacture them to exacting customer specifications. These specifications include parameters for purity, viscosity, brightness, reactivity and other physical properties, requiring extensive research and development capabilities to formulate the product to achieve the desired characteristics. Qualification time is often lengthy, extending six to nine months. Resulting customer relationships are typically long term, based on a deep understanding of customer production processes and the technical expertise to problem solve production issues and support new product development. A substantial investment is needed to establish a production line and to obtain required production technologies. Additionally, significant capital and maintenance expenditures are required annually to ensure the facilities operate reliably.

Cellulose Specialties

Product performance, technical service and price are principal methods of competition in cellulose specialties. Product performance is primarily determined by the purity and uniformity of the cellulose specialties. SpinCo’s intellectual property, technical expertise and experience provide the basis by which it is able to uniformly produce high-value cellulose specialties. Additionally, SpinCo is able to produce the greatest breadth of high-value, uniform cellulose specialties through its diverse manufacturing processes (both kraft and sulfite), sources of wood cellulose fibers (both hardwood and softwood), and its proprietary processes.

SpinCo competes with both domestic and foreign producers in cellulose specialties. Principal competitors include Buckeye Technologies, Inc., Borregaard and Sateri Holdings Ltd. SpinCo also competes against Tembec, Inc., Neucel Specialty Cellulose Ltd, Sappi Ltd, Cosmo Specialty Fibers, Inc., and Aditya Birla Group in limited applications. Some competitors use both wood and to a small extent cotton linter fibers as a source for cellulose fibers. Although cotton linter fibers can be a higher purity source of cellulose, the variability of their fiber structure and limited availability negatively impact their ability to be a reliable substitute product.

Global production capacity for cellulose specialties has recently increased. In addition to SpinCo’s cellulose specialties expansion project which added approximately 190,000 metric tons of cellulose specialties capacity, a few competitors have announced capacity expansions. Buckeye Technologies recently completed a project to increase its cellulose specialties capacity by 40,000 metric tons at its Perry, Florida operation. Tembec, Inc. announced plans to increase capacity by 5,000 metric tons. These additional cellulose specialties capacities did not adversely affect SpinCo’s 2013 results.

Commodity Viscose

The principal method of competition in commodity viscose is price, as purity and uniformity are less critical differentiators. SpinCo competes with both domestic and foreign producers in commodity viscose. There are approximately 42 competitors that derive their commodity viscose from wood and 17 competitors that derive their commodity viscose from cotton linters. Although cellulose specialties can generally be sold to meet cellulose specialties or commodity viscose demand, the opposite is typically not true for commodity viscose.

There have been significant production capacity increases recently by commodity viscose producers. SpinCo believes global capacity totaled 5.7 million metric tons at the end of 2013, and an additional 1.0 million metric tons of capacity has been announced and is expected to be completed in the next two years.

Raw Materials and Energy

SpinCo’s manufacturing processes require significant amounts of wood to produce purified cellulose. SpinCo purchases approximately 1.8 million short green tons of hardwood chips and 2.3 million short green tons of softwood chips per year. The cost of timber is directly affected by supply and demand fluctuations in the wood products and pulp and paper markets, and also by weather.

SpinCo’s manufacturing processes also require significant amounts of chemicals, including caustic soda (sodium hydroxide), sulfuric acid, sodium chlorate, and various deresinators. These chemicals are purchased under negotiated supply agreements with third parties.

SpinCo’s manufacturing processes also require a significant amount of energy. The great majority of Spinco’s energy is produced through the burning of lignin and other residual biomass in recovery and power boilers located at its mills. However, the mills still require fuel oil, natural gas and electricity to supplement their energy requirements.

Raw materials and energy are subject to significant changes in prices and availability. SpinCo continually pursues reductions in usage and costs of key raw materials, supplies and services and does not foresee any material constraints in the near term from pricing or availability.

Manufacturing Processes

SpinCo’s production facilities, located in Jesup, Georgia, and Fernandina Beach, Florida, have a combined annual production capacity of approximately 675,000 metric tons of purified cellulose.

The Jesup mill can produce approximately 520,000 metric tons of cellulose specialties using both hardwood and softwood in a pre-hydrolyzed kraft, or high pH, cooking process. The Fernandina Beach mill can produce approximately 155,000 metric tons of cellulose specialties and commodity viscose using softwood in a sulfite, or low pH, cooking process. These different cooking processes are used with various types of wood cellulose and combined with proprietary bleaching sequences and a cold caustic extraction process to manufacture more than 25 different grades of purified cellulose.

The general process of extracting and purifying cellulose from wood at SpinCo’s Jesup and Fernandina mills is as follows:

Wood Chips. Logs are purchased, debarked and chipped into uniform dimensions to improve the chip’s reaction to chemicals during the cooking process. Hardwood and softwood species, as well as different areas of the log, are used to produce the various grades of purified cellulose. To manufacture approximately one metric ton of purified cellulose, SpinCo uses approximately six short green tons of wood.

Cooking and Washing. The chips are loaded into pressure vessels with various chemicals and heated to separate lignin, the natural component that binds the cellulose fibers together, from the cellulose. After the cooking process is complete, the lignin and chemicals are separated from the cellulose in a washing process. The lignin is generally recovered and burned for energy, and the chemicals are recovered and reused in the production process.

Bleaching. The cellulose obtained from the washing process is bleached with various chemicals to impart the required brightness and increase the purity and uniformity of the cellulose. In order to increase the purity and uniformity of the cellulose to SpinCo’s customer specifications, some cellulose specialties require a processing through a cold caustic extraction, or CCE stage. SpinCo’s CCE process, which is a key element of SpinCo’s intellectual property, generates cellulose specialties purity levels up to 98%.

Machining, Drying and Packaging. Following the bleaching stage, the purified cellulose is compressed, dried and rolled into large rolls. These large rolls are then cut into smaller rolls or sheets in accordance with SpinCo’s customer specifications, packaged and shipped.

Environmental Matters

SpinCo’s manufacturing operations are subject to significant, federal, state and local environmental regulations. For a more detailed discussion see “Risk Factors”, “Business—Legal and Regulatory Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Regulation,” “Unaudited Pro Forma Condensed Combined Financial Statements—Liabilities for Dispositions and Discontinued Operations” and Note 12—Contingencies to the Combined Financial Statements for additional information.

Legal and Regulatory Proceedings

SpinCo is engaged in various legal actions and has been named as a defendant in various other lawsuits and claims arising in the normal course of business. While SpinCo has procured reasonable and customary insurance covering risks normally occurring in connection with its businesses, it has in certain cases retained some risk through the operation of self-insurance, primarily in the areas of workers’ compensation, property insurance and general liability. In SpinCo’s opinion, these and other lawsuits and claims, either individually or in the aggregate, are not expected to have a material adverse effect on SpinCo’s financial position, results of operations, or cash flow.

Antidumping Investigation. In February 2013, China’s Ministry of Commerce (MOFCOM) initiated an anti-dumping investigation of imports of dissolving wood, cotton and bamboo pulp into China from the U.S., Canada and Brazil during 2012. In November 2013, MOFCOM issued a preliminary determination that SpinCo’s lower purity product used in commodity viscose applications will be subject to a 21.7% interim duty effective November 7, 2013. However, SpinCo’s high-value cellulose acetate products, which constitute a large majority of SpinCo’s sales into China, were specifically excluded from assessment of any dumping duty, and SpinCo’s other high-value cellulose products were, likewise, exempted from any dumping duty because their higher quality specifications, including in the area of cellulose purity, do not meet the preliminary determination’s specifications applicable to lower-purity products that are dutiable under the preliminary determination. Other U.S. producers were assessed duties ranging from 18.7% to 21.7%, while all but one Canadian producer were assessed a duty of 13%, and a Brazilian producer was assessed a duty of 6.8%.

These determinations by MOFCOM are preliminary and subject to change upon the completion of its investigation and issuance of its final determination, which is expected in the first half of 2014. SpinCo has challenged the basis of MOFCOM’s duty calculation for commodity viscose, which it believes is without merit, and simultaneously is evaluating other potential commercial and legal options. MOFCOM’s final determination is expected in the second quarter of 2014, and the final determination would be expected to remain in place for five years. SpinCo is evaluating all potential product and market segment options that its broad range of capabilities provides in the event that MOFCOM’s preliminary duty is not materially reduced or eliminated, and does not expect that the preliminary duty will materially affect its business results.

Notice of Intent to Sue—Jesup Mill. In November of 2013, SpinCo received a “sixty day letter” from lawyers representing a non-profit environmental organization, the Altamaha Riverkeeper. In the letter, the Altamaha Riverkeeper threatened to file a citizen suit against SpinCo as permitted under the federal Clean Water Act and the Georgia Water Quality Control Act due to what the letter alleges to be ongoing violations of such laws, if SpinCo does not correct such violations within 60 days of the letter. The allegations relate to the color and odor of treated effluent discharged into the Altamaha River by SpinCo’s Jesup, Georgia mill.

The mill’s treated effluent is discharged pursuant to a permit issued by the Environmental Protection Division of the Georgia Department of Natural Resources (EPD), as well as the terms of a consent order entered into in 2008 (and later amended) by EPD and SpinCo. SpinCo disagrees with the Altamaha Riverkeeper and believes that it is in compliance with applicable law relating to the Jesup mill’s discharge, including compliance with the terms of its permit and consent order with EPD. Assuming that no resolution can be reached within the 60-day period specified in the letter, it is possible that Altamaha Riverkeeper will file a lawsuit against SpinCo in respect of its claims.

General

SpinCo has representative sales offices in London, Tokyo and Shanghai to support its customers in the European Union, eastern Europe and Asia.

SpinCo’s results are normally not affected by seasonal changes.

SpinCo owns numerous patents, trademarks and trade secrets, and has developed significant know-how, relating to the production of purified cellulose. SpinCo intends to continue taking steps as necessary to protect SpinCo’s intellectual property, including, when appropriate, filing patent applications for inventions that are deemed important to SpinCo’s operations. SpinCo’s U.S. patents generally have a duration of 20 years from the date of filing.

SpinCo currently employs approximately [—] people, of whom approximately [—] reside in the United States. Approximately [—] of SpinCo’s hourly employees are covered by collective bargaining agreements and are represented by one of several labor unions. SpinCo believes its relations with employees are satisfactory.

Properties

The following table details the significant properties SpinCo owns or leases at December 31, 2013:

		Capacity	Owned/Leased
Purified Cellulose Facilities	Jesup, Georgia	520,000 metric tons of cellulose specialties	Owned
	Fernandina Beach, Florida	155,000 metric tons of cellulose specialties	Owned
	Jesup, Georgia	Research Facility	Owned

Wood Chipping Facilities	Offerman, Georgia	800,000 short green tons of wood chips	Owned
	Eastman, Georgia	350,000 short green tons of wood chips	Owned
	Barnesville, Georgia	350,000 short green tons of wood chips	Owned
	Quitman, Georgia	200,000 short green tons of wood chips	Owned
	Jarratt, Virginia	250,000 short green tons of wood chips	Owned

Corporate and Other	Jacksonville, Florida	Corporate Headquarters	Leased

SpinCo’s manufacturing facilities are maintained through ongoing capital investments, regular maintenance and equipment upgrades. During 2013, SpinCo’s chemical cellulose fibers manufacturing facilities produced at or near capacity levels for most of the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited combined financial statements and corresponding notes, the unaudited interim condensed combined financial statements and corresponding notes, and the unaudited pro forma condensed combined financial statements and corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

The Separation

On January 27, 2014, Rayonier announced that it intended to separate its performance fibers business from its forest resources and real estate businesses. Rayonier announced that it intended to effect the separation through a pro rata distribution of the common stock of a new entity, which is SpinCo, was formed to hold the assets and liabilities associated with the performance fibers business. On [—], 2014, the Rayonier board of directors approved the distribution of the issued and outstanding shares of SpinCo common stock on the basis of [—] shares of SpinCo common stock for [—] shares of Rayonier common share held as of the close of business on the record date of [—], 2014.The distribution of SpinCo common stock is subject to the satisfaction or waiver of certain conditions. For a description of these conditions, see “The Separation and Distribution—Conditions to the Distribution.”

Executive Summary

SpinCo consists of the Performance Fibers segment of Rayonier and is the leading global producer of high-value cellulose, a natural polymer, used as a raw material to manufacture a broad range of consumer-oriented products such as cigarette filters, liquid crystal displays, impact-resistant plastics, thickeners for food products, pharmaceuticals, cosmetics, high-tenacity rayon yarn for tires and industrial hoses, food casings, paints and lacquers. Purified cellulose is an organic material primarily derived from either wood or cotton and sold as cellulose specialties or commodity viscose, depending on its purity level. Cellulose specialties typically contain over 95% cellulose, while commodity viscose typically contains less than 95% cellulose. Cellulose specialties generally command a price premium, earn higher margins and benefit from greater demand stability through the economic cycle relative to commodity viscose.

SpinCo’s cellulose specialties require high levels of purity, process knowledge and are custom engineered and manufactured to customers’ exacting specifications. SpinCo’s customers (primarily specialty chemical companies) place a high premium on products that have great impact in terms of form, function and composition as they modify SpinCo’s fibers through various chemical reactions, which require high purity and uniformity for efficient production. As a result, cellulose specialties require a stringent qualification process as any inconsistencies in purity and/or uniformity can result in very negative and costly consequences to SpinCo’s customers.

With approximately 675,000 metric tons of cellulose specialties capacity and nearly double the sales of its next largest competitor, SpinCo is the global leader in the production of cellulose specialties. SpinCo’s key competitive advantage is the “SpinCo Recipe”—its unique ability to utilize its manufacturing facilities to engineer cellulose specialties fibers to customers’ exacting specifications. SpinCo is the only cellulose specialties producer with manufacturing facilities that provide flexibility to use both hardwood and softwood, kraft and sulfite cooking processes, and a variety of proprietary chemical treatments. Additionally, SpinCo has a tremendous asset of process knowledge: the understanding of wood fiber properties and their modification under a sequence of chemical processes, accumulated and developed over 80 years of practical application to achieve unique properties for a variety of customer needs. When this process knowledge is combined with its manufacturing flexibility and knowledge of customers’ applications and specifications, it allows SpinCo to have the most extensive capability set to modify cellulose fibers in the industry.

Costs for raw materials, energy and labor, including wood, chemicals, oil and natural gas, are the most significant contributors to operating expense. SpinCo purchases approximately 1.8 million short green tons of hardwood chips and 1.4 million short green tons of softwood chips per year. The cost of timber is directly affected by supply and demand fluctuations in the wood products and pulp and paper markets, and also by weather. Chemicals, including caustic soda (sodium hydroxide), sulfuric acid, sodium chlorate, and various deresinators are purchased under negotiated supply agreements with third parties.

The great majority of Spinco’s energy is produced through the burning of lignin and other residual biomass in recovery and power boilers located at its mills. However, the mills still require fuel oil, natural gas and electricity to supplement their energy requirements. Raw materials and energy are subject to significant changes in prices and availability. SpinCo continually pursues reductions in usage and costs of key raw materials, supplies and services and does not foresee any material constraints in the near term from pricing or availability.

SpinCo’s production facilities, located in Jesup, Georgia, and Fernandina Beach, Florida, have a combined annual production capacity of approximately 675,000 metric tons. The Jesup mill can produce approximately 520,000 metric tons of cellulose specialties, or approximately 77% of SpinCo’s total capacity. The Fernandina Beach mill can produce approximately 155,000 metric tons of cellulose specialties, or approximately 23% of SpinCo’s total capacity. Combined, these facilities manufacture more than 25 different grades of cellulose specialties.

Historically, about one-third of SpinCo’s production was absorbent materials, a commodity product mainly used in disposable baby diapers, feminine hygiene products, incontinence pads, convalescent bed pads, industrial towels and wipes, and non-woven fabrics. In May 2011, SpinCo decided to convert its absorbent material production line located in the Jesup mill to cellulose specialties based on increased demand from its customers for high-value cellulose specialties and SpinCo’s desire to exit commodity-like product lines. Management believes this conversion, referred to as the cellulose specialties expansion project, positions SpinCo as the only fully dedicated supplier of cellulose specialties.

The cellulose specialties expansion project cost $385 million and converted approximately 260,000 metric tons of absorbent materials capacity into approximately 190,000 metric tons of cellulose specialties capacity. The project was completed in June 2013, after significant modifications to the production line and increased capacity of ancillary systems.

In July 2013, SpinCo restarted the converted production line and began the qualification process for the line’s production with its customers. SpinCo expects to produce cellulose specialties, commodity viscose and other products, modulating volumes in each product group to meet demand. As cellulose specialties demand grows over the next several years, SpinCo expects to increase its sales of cellulose specialties and complete its transition to a dedicated cellulose specialties supplier.

Industry and Market Conditions

From 2008 through most of 2012, demand for commodity viscose steadily increased while very little new supply was added. This shortage of supply was evident in 2010, prompting SpinCo’s customers to request it add capacity to support their growth plans.

However, in early 2013, certain end markets (particularly in Europe) such as tire cord and construction ethers weakened, and competitors began trying to place volumes into stronger end markets such as acetate tow. Additionally, commodity viscose prices remain low, which provides incentive for swing producers to attempt to increase volumes into cellulose specialties. Finally, additional cellulose specialties capacity is affecting the market.

SpinCo just completed 2014 price negotiations with its customers. Because of the market conditions noted above, SpinCo expects 2014 cellulose specialties prices to decrease 7% to 8% in 2014. Additionally, SpinCo expects 2014 sales volumes of cellulose specialties of approximately 520,000 to 540,000 metric tons, an increase of approximately 30,000 to 50,000 metric tons above 2013. The remainder of SpinCo’s 2014 production would be commodity viscose/other. SpinCo is now planning to extend its scheduled 2014 maintenance outage to perform boiler maintenance previously scheduled for 2015. This would reduce 2014 production by approximately 35,000 to 40,000 metric tons, an impact of approximately $12 million to $14 million, but providing the ability to produce more cellulose specialties in 2015.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires SpinCo to make estimates, assumptions and judgments that affect SpinCo’s assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in SpinCo’s Combined Financial Statements. SpinCo bases these estimates and assumptions on historical data and trends, current fact patterns, expectations and other sources of information it believes are reasonable. Actual results may differ from these estimates.

Depreciation of long-lived assets

Depreciation expense is computed using the units-of-production method for the performance fibers plant and equipment and the straight-line method on all other property, plant and equipment over the useful economic lives of the assets involved. The physical life of equipment, however, may be shortened by economic obsolescence caused by environmental regulation, competition or other causes. SpinCo believes that these depreciation methods are the most appropriate under the circumstances as they most closely match revenues with expenses versus other generally accepted accounting methods.

Determining the adequacy of pension and other postretirement benefit assets and liabilities

SpinCo has two qualified benefit plans that cover most of its U.S. workforce. Additionally, certain SpinCo employees participate in defined benefit pension and postretirement health and life insurance plans sponsored by Rayonier (which are referred to as shared plans), which include participants of other Rayonier subsidiaries. All plans are currently closed to new participants. Pension expense attributable to SpinCo’s two qualified pension plans was $3.9 million in 2012. Pension expense attributable to SpinCo’s participation in Rayonier’s shared plans was $9.1 million in 2012. Numerous estimates and assumptions are required to determine the proper amount of pension and postretirement liabilities and annual expense to record in SpinCo’s financial statements. The key assumptions include discount rate, return on assets, salary increases, health care cost trends, mortality rates, longevity and service lives of employees. Although there is authoritative guidance on how to select most of these assumptions, SpinCo exercises some degree of judgment when selecting these assumptions based on input from its actuary. Different assumptions, as well as actual versus expected results, would change the periodic benefit cost and funded status of the benefit plans recognized in the financial statements.

In determining SpinCo’s pension expense for its two qualified pension plans in 2012, a $12.6 million return on assets was assumed based on an expected long-term rate of return of 8.5 percent. The actual return for 2012 was a gain of $20.7 million, or 14 percent. SpinCo’s long-term return assumption was established based on historical long-term rates of return on broad equity and bond indices, discussions with SpinCo’s actuary and investment advisors and consideration of the actual annualized rate of return from 1994 (the date of Rayonier Inc.’s spin-off from ITT Corporation) through 2012. At the end of 2012, SpinCo reviewed this assumption for reasonableness and determined that the 2012 long-term rate of return assumption did remain at 8.5 percent. At December 31, 2012, SpinCo’s asset mix consisted of 66 percent equities, 31 percent bonds and three percent real estate equity funds. SpinCo does not expect this mix to change materially in the near future.

In determining future pension obligations, SpinCo selects a discount rate based on information supplied by its actuary. The actuarial rates are developed by models which incorporate high-quality (AA rated), long-term corporate bond rates into their calculations. The discount rate decreased from 4.20 percent at December 31, 2011 to 3.70 percent at December 31, 2012.

SpinCo’s pension plans were underfunded by $31 million at December 31, 2012, a $2.5 million decline in funded status from December 31, 2011 due primarily to the decreased discount rate. SpinCo had no mandatory pension contributions and did not make discretionary contributions to its qualified pension plans in 2012 or 2011. SpinCo made discretionary contributions of $27.5 million in 2010. Future contribution requirements will vary depending on actual investment performance, changes in valuation assumptions, interest rates and requirements under the Pension Protection Act. See Note 16—Employee Benefit Plans of SpinCo’s Combined Financial Statements for additional information.

In 2013, SpinCo expects pension expense to be above 2012 due to an increase in the amortization of actuarial losses resulting from a decrease in the discount rate. Future pension expense will be impacted by many factors including actual investment performance, changes in discount rates, timing of contributions and other employee related matters.

The sensitivity of SpinCo’s pension expense and projected benefit obligation related to its two qualified pension plans to changes in economic assumptions is highlighted below:

Impact on:
Change in Assumption	Pension Expense	Projected Benefit Obligation
25 bp decrease in discount rate	+ 0.3 million	+ 5.9 million
25 bp increase in discount rate	- 0.3 million	- 5.6 million
25 bp decrease in long-term return on assets	+ 0.4 million
25 bp increase in long-term return on assets	- 0.4 million

Realizability of both recorded and unrecorded tax assets and tax liabilities

SpinCo has recorded certain deferred tax assets that it believes will be realized in future periods. These assets are reviewed periodically in order to assess their realizability. This review requires SpinCo to make assumptions and estimates about future profitability affecting the realization of these tax benefits. If the review indicates that the realizability may be less than likely, a valuation allowance is recorded at that time.

SpinCo’s income tax returns are subject to examination by U.S. federal and state taxing authorities. In evaluating the tax benefits associated with various tax filing positions, SpinCo records a tax benefit for an uncertain tax position if it is more-likely-than-not to be realized upon ultimate settlement of the issue. SpinCo records a liability for an uncertain tax position that does not meet this criterion. The liabilities for unrecognized tax benefits are adjusted in the period in which it is determined the issue is settled with the taxing authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position or when new facts or information becomes available. See Note 7—Income Taxes of SpinCo’s Combined Financial Statements for additional information about SpinCo’s unrecognized tax benefits.

New Accounting Standards

See Note 3—Summary of Significant Accounting Policies of SpinCo’s Combined Financial Statements for a discussion of recently issued accounting pronouncements that may affect SpinCo’s financial results and disclosures in future periods.

Basis of Presentation

The financial statements presented in the section entitled “Index to Financial Statements and Schedule” were used as the basis for the following discussion of SpinCo’s results of operations for the nine months ended

September 30, 2013 and 2012 and for each of the three years ended December 31, 2012, 2011 and 2010. The statements were prepared in accordance with U.S generally accepted accounting principles for the purpose of separately presenting the financial position of the performance fibers business of Rayonier and the results of operations, cash flows and changes in equity.

The statements of operations for SpinCo include allocations of certain costs from Rayonier directly related to the operations of SpinCo including; medical costs for active salaried and retired employees, worker’s compensation, general liability and property insurance, salaried payroll costs, equity based compensation and a pro-rata share of direct corporate administration expense for accounting, human resource services and information system maintenance. These corporate administrative costs were charged to SpinCo based on employee headcount and payroll costs. The combined statement of income also includes expense allocations for certain corporate functions historically performed by Rayonier and not allocated to its operating segments. These allocations are based on revenues and specific identification of time and/or activities associated with SpinCo. Management believes the methodologies employed for the allocation of costs were reasonable in relation to the historical reporting of Rayonier, but may not be indicative of costs had SpinCo operated on a stand-alone basis, nor what the costs may be in the future.

The financial statements for SpinCo include a provision for income taxes determined on a separate return basis which takes into account the impact of the Alternative Fuel Mixture Credit (“AFMC”) and subsequent exchanges for the Cellulosic Biofuel Producer Credit (“CBPC”). SpinCo was a subsidiary of Rayonier and, for purposes of U.S. federal and state income taxes, was not directly subject to income taxes but was included in the income tax return of Rayonier TRS Holdings Inc., a wholly-owned subsidiary of Rayonier.

Summary of Rayonier Holding Company’s Results of Operations:

	Nine Months Ended September 30,		Years Ended December 31,
Financial Information (in millions)	2013	2012	2012	2011	2010
Sales
Performance fibers
Cellulose specialties	$680	$680	$935	$824	$686
Absorbent materials	66	114	159	196	195
Commodity viscose/Other	19	—	1	1	3

Total sales	$765	$794	$1,095	$1,021	$884

Costs and expenses
Cost of sales
Materials, labor and other operating expenses	$465	$471	$655	$642	$595
Depreciation and amortization	51	42	61	56	58

	516	513	716	698	653
Selling and general expenses	27	27	36	33	30
Other operating expenses	3	2	1	7	1

Total cost and expenses	$546	$542	$753	$738	$684

Operating income	$219	$253	$342	$283	$200
Income tax expense	50	71	100	69	41

Net income	$169	$182	$242	$214	$159

Results of Operations, Nine Months Ended September 30, 2013 versus September 30, 2012

Sales (in millions)		Changes Attributable to:
Nine Months Ended September 30,	2012	Price	Volume/ Mix	2013
Cellulose specialties	$680	$14	$(14)	$680
Commodity viscose/other	—	—	19	19
Absorbent materials	114	(8)	(40)	66

Total sales	$794	$6	$(35)	$765

Cellulose specialties prices improved in the first nine months of 2013 while volumes decreased due to the timing of customer orders. Absorbent materials sales decreased from the prior year period as prices and volumes declined, reflecting weakness in that market and our transition away from this business in conjunction with the completion of the cellulose specialties expansion project.

Operating Income (in millions)		Changes Attributable to:
		Cellulose Specialties

Nine months ended September 30,	2012	Price	Volume	Cost/Mix	Other	2013
Total operating income	$253	$14	$(6)	$(9)	$(34)	$218

Operating income declined $35 million for the nine months ended September 30, 2013 due to the lower cellulose specialties volumes, the planned extended shutdown at the Jesup mill and higher wood and production costs. The 2013 results also reflect a product mix shift from absorbent materials to commodity viscose as a result of the cellulose specialties expansion project transition.

Selling, general and administrative expenses—Selling, general and administrative expenses of $27 million for the nine months ended September 30, 2013 were comparable to the prior year period.

Income tax provision—SpinCo’s effective tax rate for the first nine months of 2013 was 23 percent, compared to 28 percent for the same period of 2012. The effective tax rate declined as the tax benefit from the AFMC for CBPC exchange was higher in 2013 than 2012. See Note 5—Income Taxes to the Condensed Combined Financial Statements for additional information.

The total cost for the cellulose specialties expansion project at our Jesup mill was $385 million. SpinCo expects to reach the full production rate of approximately 190,000 metric tons of new cellulose specialties capacity in 2017/2018 based on an expected cellulose specialties market annual growth rate of 50,000 metric tons. However, this timing could vary based on actual demand growth, additional capacity from competitors and market share changes. As production of cellulose specialties increases, SpinCo anticipates total sales and operating income to increase in the future as higher prices received on the additional cellulose specialties volumes more than offset expected cost increases of approximately 11 percent in 2013 and the net 70,000 metric ton reduction in overall production capacity.

Results of Operations, 2012 versus 2011

Sales (in millions)	2011	Changes Attributable to:
		Price	Volume/ Mix	2012
Cellulose specialties	$824	$112	$(1)	$935
Absorbent materials	196	(26)	(11)	159
Other	1	—	—	1

Total sales	$1,021	$86	$(12)	$1,095

Net Selling Price ($/metric ton)	2011	Increase/ (Decrease)	2012
Cellulose specialties	$1,636	$223	$1,859
Absorbent materials	844	(124)	720

Total sales increased $74 million, or seven percent, in 2012 over 2011, primarily due to a 14 percent increase in cellulose specialties sales price driven by continued strong demand. However, absorbent materials prices declined 15 percent due to market weakness, while volumes were six percent lower due to a production shift to cellulose specialties.

Operating Income (in millions)	2011	Changes Attributable to:
		Price	Volume/ Mix	Cost/Other	2012
Total operating income	$283	$86	$(3)	$(24)	$342

In 2012, operating income improved from the prior year as higher cellulose specialties prices more than offset increased wood, chemical and labor costs, and higher depreciation. The 2011 results were also negatively impacted by a $6 million write-off related to process equipment changes needed for the cellulose specialties expansion project.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $3 million, or eight percent in 2012 compared to 2011, primarily due to higher pension and postretirement plan costs associated with the participation in Rayonier Inc.’s plans.

Income tax provision—SpinCo’s income tax provision increased $30 million, or 44 percent, in 2012 compared to 2011 due to higher operating income. The effective tax rates were 29.3 percent and 24.5 percent for the years ended December 31, 2012 and 2011, respectively. See Note 7— Income Taxes to the Combined Financial Statements for additional information.

Results of Operations, 2011 versus 2010

Sales (in millions)	2010	Changes Attributable to:
		Price	Volume/ Mix	2011
Cellulose specialties	$686	$105	$33	$824
Absorbent materials	195	10	(9)	196
Other	3	—	(2)	1

Total sales	$884	$115	$22	$1,021

Net Selling Price ($/metric ton)	2010	Increase/ (Decrease)	2011
Cellulose specialties	$1,427	$209	$1,636
Absorbent materials	800	44	844

Cellulose specialties sales improved as prices and volumes increased 15 percent and five percent from the prior year, respectively, reflecting strong demand and a production shift from absorbent materials to cellulose specialties. Absorbent materials sales were relatively consistent with 2010 as a six percent increase in prices, primarily from the first half of the year, offset a five percent decline in sales volumes from the production shift previously discussed.

Operating Income (in millions)	2010	Changes Attributable to:
		Price	Volume/ Mix	Cost/Other	2011
Total operating income	$201	$115	$9	$(42)	$283

In 2011, operating income improved from 2010 as increased cellulose specialties sales and absorbent materials prices more than offset higher chemical and transportation costs. The 2011 results were also negatively impacted by a $6 million write-off related to process equipment changes needed for the cellulose specialties expansion project.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $3 million or nine percent in 2011 compared to 2010, primarily due to higher pension and postretirement plan costs associated with the participation in Rayonier’s plans.

Income tax provision—SpinCo’s income tax provision increased $28 million, or 67 percent, in 2011 compared to 2010 due to higher operating income. The effective tax rate was 24.5 percent and 20.6 percent for the years ended December 31, 2011 and 2010, respectively. See Note 7—Income Taxes to the Combined Financial Statements for additional information.

Liquidity and Capital Resources

SpinCo’s operations have generally produced consistent cash flows, which is its primary source of liquidity and capital resources. In addition, SpinCo receives proceeds from and makes distributions to Rayonier.

Cash Flows

The following table summarizes SpinCo’s cash flows from operating, investing and financing activities for each of the periods presented (in millions of dollars):

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010
Total cash provided by (used for):
Operating activities (a)	$189	$197	$305	$258	$408
Investing activities	(220)	(184)	(305)	(131)	(93)
Financing activities	31	(13)	—	(127)	(315)

Increase (decrease) in cash and cash equivalents	$—	$—	$—	$—	$—

(a) Cash provided by operating activities for 2010 includes $205.2 million, net of expenses, related to the AFMC offset by a $27.5 million pension contribution. See Note 7—Income Taxes and Note 16—Employee Benefit Plans to the Combined Financial Statements for additional information.

Cash Provided by Operating Activities

Cash provided by operating activities of $189 million in the first nine months of 2013 decreased four percent from $197 million over the corresponding period in the prior year. The decrease was due to lower earnings as a result of the timing of cellulose specialties orders and a decrease in absorbent material volumes as SpinCo transitions from this business in conjunction with the cellulose specialties expansion project.

During 2012, cash provided by operating activities of $305 million increased 18 percent from $258 million in 2011. The improvement in the 2012 period reflects favorable operating results. During 2011, cash provided by operating activities of $258 million decreased 37 percent from $408 million in 2010. 2010 included cash of $205.2 million, net related to the AFMC offset by a $27.5 million pension contribution.

Cash Used for Investing Activities

Cash used for investing activities increased for the first nine months of 2013 over the prior year period primarily due to the higher spending on the Jesup Mill cellulose specialties expansion project.

Cash used for investing activities increased in 2012 due to an additional $158 million in spending on the Jesup Mill cellulose specialties expansion project and a $9 million increase in other capital expenditures. Cash used for investing activities in 2011 increased from 2010 due to higher strategic capital spending for the cellulose specialties expansion project.

Cash Provided by (Used for) Financing Activities

Cash provided by investing activities increased for the first nine months of 2013 and full year 2012 compared to the respective prior year periods as cash flow to fund the cellulose specialties expansion project exceeded SpinCo’s cash flow from operations resulting in a net contribution from Rayonier Inc. Cash used for financing activities in 2011 increased from 2010 as 2011 cash flow from operating results exceeded investing requirements. As such, excess cash flow was distributed to Rayonier.

Expected 2013 Expenditures

Capital expenditures in 2013 are forecasted to be between $95 million and $100 million, excluding the cellulose specialties expansion spending of $141 million. SpinCo made no discretionary pension contributions in 2013, 2012 or 2011. SpinCo had no mandatory pension contributions due in 2013.

Performance Indicator

SpinCo uses the following non-GAAP measures: earnings before interest, taxes, depreciation, and amortization (“EBITDA”), Adjusted EBITDA and Free Cash Flow. These measures are not defined by U.S. generally accepted accounting principles (“GAAP”) and the discussion of these measures is not intended to conflict with or change any of the GAAP disclosures described above. SpinCo’s management considers these measures to be important to estimate the enterprise and shareholder values of SpinCo, and for making strategic and operating decisions. In addition, analysts, investors and creditors use these measures when analyzing SpinCo’s operating performance and financial condition.

EBITDA is defined by the SEC. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, excluding the $205.2 million related to the Alternative Fuel Mixture Credit in 2009. Free Cash Flow is defined as cash provided by operating activities adjusted for capital expenditures, the net cash receipt of $205.2 million related to the Alternative Fuel Mixture Credit in 2010 and subsequent tax benefits to exchange the AFMC for the CBPC. Free Cash Flow, as defined, may not be comparable to similarly titled measures reported by other companies.

Below is a reconciliation of Net Income to EBITDA and Adjusted EBITDA for the periods presented (in millions of dollars):

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Net Income to EBITDA Reconciliation
Net income	$169	$182	$242	$214	$159	$305	$89
Income tax expense	50	71	100	69	41	68	47
Interest, net	—	—	1	—	—	—	—
Depreciation, depletion and amortization	51	42	61	56	58	58	56

EBITDA	$270	$295	$404	$339	$258	$431	$192
Alternative fuel mixture credit	—	—	—	—	—	(205)	—

Adjusted EBITDA	$270	$295	$404	$339	$258	$226	$192

Below is a reconciliation of Cash Flow from Operations to EBITDA and Adjusted EBITDA for the periods presented (in millions of dollars):

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Cash Flow from Operations to EBITDA Reconciliation
Cash flow from operations	$189	$197	$305	$258	$408	$128	$147
Income tax expense	50	71	100	69	41	68	47
Interest, net	—	—	1	—	—	—	—
Change due to AFMC	—	—	—	—	(205)	205	—
Other balance sheet changes	31	27	(2)	12	14	30	(2)

EBITDA	$270	$295	$404	$339	$258	$431	$192
Alternative fuel mixture credit	—	—	—	—	—	(205)	—

Adjusted EBITDA	$270	$295	$404	$339	$258	$226	$192

Below is a reconciliation of Cash Flow from Operations to Free Cash Flow for the periods presented (in millions of dollars):

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Cash Flow from Operations to Free Cash Flow Reconciliation
Cash flow from operations (a)	$189	$197	$305	$258	$408	$128	$147
Capital expenditures	(82)	(81)	(105)	(97)	(98)	(59)	(67)
Alternative fuel mixture credit	—	—	—	—	(205)	—	—
Tax (benefit)/deficit due to AFMC	(19)	(12)	(12)	(21)	(24)	12	—

Free Cash Flow	$88	$104	$188	$140	$81	$81	$80

(a) Cash provided by operating activities for 2010 includes $205.2 million, net of expenses, related to the AFMC offset by a $27.5 million pension contribution. See Note 7—Income Taxes and Note 16—Employee Benefit Plans to the Combined Financial Statements for additional information.

Liquidity Facilities

To provide additional liquidity following the separation from Rayonier, SpinCo anticipates arranging a revolving credit facility with a borrowing capacity of approximately $[—] million. The credit facility is expected to contain customary covenants and events of default.

Indebtedness under the liquidity facility will likely bear interest at LIBOR plus an agreed margin. Entering into a liquidity facility would also result in SpinCo paying customary fees, including administrative agent fees, upfront fees and other fees. The new liquidity facility will be subject to closing requirements and certain other conditions. Accordingly, no assurance can be given that the liquidity facility will be executed on the terms described above (including the amount available to be borrowed) or at all.

Other Indebtedness

In accordance with the expected plan of reorganization to be set forth in the separation and distribution agreement, SpinCo expects to incur approximately $[—] billion of new debt. The debt is expected to consist of a $[—] million term loan, and $[—] million of corporate bonds. Prior to the distribution, SpinCo plans to make cash transfers totaling $[—] million to Rayonier as described in “Certain Relationships and Related Person Transactions—The Separation Agreement—Cash Transfers.” Following the distribution, SpinCo believes its internally generated cash flow and ability to access capital markets and its liquidity facility will be adequate to fund its operations and anticipated long-term funding requirements, including capital expenditures, dividend payments, defined benefit plan contributions and repayment of debt maturities.

Off Balance Sheet Arrangements

SpinCo has no material off-balance sheet arrangements other than the contractual obligations that are discussed below.

Contractual Financial Obligations

The following table aggregates SpinCo’s contractual financial obligations as of September 30, 2013. Amounts in the table do not reflect the $[—] million of debt SpinCo expects to incur in connection with the separation described in the section entitled “Description of Material Indebtedness” and certain liabilities as described under “Unaudited Pro Forma Condensed Combined Financial Statements.”

Contractual Financial Obligations (in millions)	Total	Payments Due by Period
		2013	2014-2015	2016-2017	Thereafter
Environmental obligations (a)	$31	$16	$15	$—	$—
Postretirement obligations (b)	13	1	2	3	7
Operating leases (c)	24	1	2	4	17
Purchase obligations (d)	36	2	17	17	—

Total contractual cash obligations	$104	$20	$36	$24	$24

These obligations relate to the Jesup mill 2008 consent order which was amended in 2011 for the cellulose specialties expansion project. See “Environmental Regulation” for additional information on the Jesup mill consent order.

(a)	The amounts represent an estimate of SpinCo’s projected payments related to SpinCo’s postretirement medical and life insurance plans for the next ten years. See Note 16 — Employee Benefit Plans to the Combined Financial Statements for additional information.

(b)	Includes operating leases related to property, plant and equipment, office and the Jesup mill natural gas transportation contract.

(c)	Purchase obligations include obligations with Interfor to purchase wood chips for use at SpinCo’s Jesup mill.

Environmental Regulation

SpinCo is subject to stringent environmental laws and regulations concerning air emissions, wastewater discharges, waste handling and disposal, and assessment and remediation of environmental contamination. Such environmental laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state laws and regulations. Management closely monitors its environmental responsibilities and believes SpinCo is in substantial compliance with current environmental requirements. In addition to ongoing compliance with laws and regulations, SpinCo’s facilities operate in accordance with various permits, which are issued by state and federal environmental agencies. Many of these permits impose operating conditions on SpinCo which require significant expenditures to ensure compliance. Upon renewal and renegotiation of these permits, the issuing agencies often seek to impose new or additional conditions in response to new environmental laws and regulations, or more stringent interpretations of existing laws and regulations. In addition, under many federal environmental laws, private citizens and organizations, such as environmental advocacy groups, have the right to legally challenge permitting and other decisions made by regulatory agencies.

During 2012, 2011 and 2010, SpinCo spent the following for capital projects related to environmental compliance for ongoing operations:

(in millions)	2012	2011	2010
Jesup mill consent order (a)	$25	$3	$18
Cellulose specialties expansion project (b)	16	5	—
Other (c)	12	10	5

Total	$53	$18	$23

(a)	Includes spending related to a 2008 Jesup mill consent order in which SpinCo agreed to implement certain capital improvements relating to the mill’s wastewater treatment. This consent order was amended in 2011 in connection with the cellulose specialties expansion project. Capital spending related to the consent order is expected to approximate $31 million for the years 2013 through 2015.

(b)	Environmental compliance expenditures are included in estimated costs to complete the cellulose specialties expansion project. During 2013, environmental compliance spending related to the cellulose specialties expansion project is expected to approximate $16 million.

(c)	Includes spending for improvements to SpinCo’s manufacturing process and pollution control systems that will comply with the requirements of new or renewed air emission and waste water discharge permits, and other required improvements for SpinCo’s Jesup, Georgia and Fernandina Beach, Florida mills. Other capital spending related to environmental compliance is expected to approximate $8 million in 2013.

SpinCo’s operations are subject to constantly changing environmental requirements which are often the result of legislation, regulation, litigation and negotiation. For additional information, see “Risk Factors” for a discussion of the potential impact of environmental laws and regulations, including climate-related initiatives, on SpinCo’s business.

It is the opinion of management that substantial expenditures will be required over the next 10 years in the area of environmental compliance. In particular, SpinCo expects significant expenditures will be required as a result of an Environmental Protection Agency regulation issued in 2012, which tightens emissions limits of certain air pollutants from industrial boilers. SpinCo estimates the cost of compliance may range from $40 million to $60 million.

Quantitative and Qualitative Disclosures About Market Risk

SpinCo is exposed to various market risks, primarily commodity prices. SpinCo’s objective is to minimize the economic impact of these risks and uses derivatives in accordance with policies and procedures approved by the audit committee of the board of directors. Derivatives are managed by a senior executive committee whose responsibilities include initiating, managing and monitoring resulting exposures. SpinCo does not enter into financial instruments for trading or speculative purposes.

Cyclical pricing of commodity market paper pulp was one of the factors that influenced performance fibers’ prices in the absorbent materials product line. However, as a non-integrated producer of absorbent materials, primarily fluff pulp, for non-papermaking end uses, SpinCo’s absorbent material pricing tended to lag (on both the upturn and downturn) commodity paper pulp prices with pricing adjustments that are less severe. In 2013, SpinCo started up its cellulose specialties expansion project and plans to exit the absorbent materials business. SpinCo’s chemical cellulose specialty fibers’ prices are based on market supply and demand and are not correlated to commodity paper pulp prices. In addition, a significant majority of SpinCo’s cellulose specialty fibers are under long-term volume contracts that extend through 2013 to 2017.

SpinCo periodically enters into commodity forward contracts to fix some of its fuel oil and natural gas costs. The forward contracts partially mitigate the risk of a change in performance fibers margins resulting from an increase or decrease in these energy costs. At December 31, 2012, SpinCo had no fuel oil or natural gas contracts outstanding.

Post-Separation

With the expected incurrence of debt at separation, SpinCo expects its market risk from interest rates to increase.

MANAGEMENT

Executive Officers Following the Separation

The following table sets forth information as of January 29, 2014 regarding the individual who is expected to serve as SpinCo’s Chairman, President and Chief Executive Officer following the distribution. Additional executive officers will be appointed prior to the distribution, and Spinco will include information concerning those executive officers in an amendment to this information statement. While some of SpinCo’s executive officers are currently officers and employees of Rayonier, upon the separation, none of these individuals will continue to be employees or executive officers of Rayonier.

Name	Age	Position
Paul G. Boynton	48	Chairman, President and Chief Executive Officer

Mr. Boynton will be the Chairman, President and Chief Executive Officer of SpinCo. He is currently the Chairman, President and Chief Executive Officer of Rayonier and has served as President and Chief Executive Officer since January 2012 and as Chairman since May 2012. Previously, he held a number of positions of increasing responsibility with Rayonier, including Senior Vice President, Performance Fibers from 2002 to 2008, Senior Vice President, Performance Fibers and Wood Products from 2008 to 2009, Executive Vice President, Forest Resources and Real Estate from 2009 to 2010, President and Chief Operating Officer from 2010 to 2011 and President and Chief Executive Officer from January 2012 to May 2012. Mr. Boynton joined the Company as Director, Specialty Pulp Marketing and Sales in 1999. Prior to joining Rayonier, he held positions with 3M Corporation from 1990 to 1999, including as Global Brand Manager, 3M Home Care Division. Mr. Boynton serves on the Board of Directors of The Brink’s Company and is a director of the National Alliance of Forest Owners. He holds a bachelor’s degree in Mechanical Engineering from Iowa State University, an MBA from the University of Iowa, and graduated from the Harvard University Graduate School of Business Advanced Management Program.

DIRECTORS

Board of Directors Following the Separation

The following table sets forth information as of January 29, 2014 regarding those persons who are expected to serve on SpinCo’s board of directors following the completion of the separation. SpinCo is the process of identifying the other persons who are expected to serve on SpinCo’s board of directors following the completion of the separation and will include information concerning those persons in an amendment to this information statement. All of the nominees will be presented to SpinCo’s sole stockholder, Rayonier, for election prior to the separation.

Name	Age	Position
Paul G. Boynton	48	Chairman, President and Chief Executive Officer
C. David Brown, II	61	Lead Director

Upon completion of the separation, SpinCo’s board of directors will be divided into three classes, each comprised of three directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which SpinCo expects to hold in 2015. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which SpinCo expects to hold in 2016, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which SpinCo expects to hold in 2017. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election

As a result of Mr. Boynton’s service as Rayonier’s President and Chief Executive Officer since January 2012 and as Rayonier’s Chairman since May 2012, his previous service as Senior Vice President, Performance Fibers and Senior Vice President, Performance Fibers and Wood Products, Mr. Boynton has developed valuable business, management and leadership experience, as well as extensive knowledge of SpinCo and long-standing relationships with its major customers. SpinCo believes this experience at Rayonier, together with his marketing and engineering background, make Mr. Boynton uniquely well suited to contribute to SpinCo’s board of director considerations of operational and strategic decisions and to manage SpinCo’s core business.

Mr. Brown is Chairman of Broad and Cassel (a law firm based in Orlando, Florida), a position he has held since 2000. Previously, he served as Managing Partner of the firm’s Orlando office from 1990. He joined the firm in 1980. Prior to joining Broad and Cassel, Mr. Brown was an associate with Rowland, Bowen and Thomas, P.A. and served as a First Lieutenant in the United States Air Force. Mr. Brown serves on the Board of Directors of CVS Caremark Corporation, as Chairman of the Board of Trustees for the University of Florida and on the Board of Directors of Orlando Health, a not-for-profit healthcare network. He holds bachelor’s and juris doctorate degrees from the University of Florida. Over a 33-year legal career, Mr. Brown has developed and demonstrated expertise in finance, environmental and land use issues, particularly in complex jurisdictions, as well as extensive experience in structuring real estate transactions. SpinCo believes his experience and expertise will facilitate its board of director discussions regarding SpinCo’s core business.

Director Independence

A majority of SpinCo’s board of directors will be comprised of directors who are “independent” as defined by the rules of the New York Stock Exchange and the Corporate Governance Principles to be adopted by the board. SpinCo will seek to have all of its non-management directors qualify as “independent” under these standards. SpinCo’s board of directors is expected to establish categorical standards to assist it in making its determination of director independence. SpinCo expects these standards will provide that no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with SpinCo or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with SpinCo or any of its subsidiaries). In making this determination, the board of directors will consider all relevant facts and circumstances, including the following standards:

•	a director is not independent if the director is, or has been within the last three years, an employee of SpinCo or its subsidiaries, or an immediate family member is, or has been within the last three years, an executive officer of SpinCo or its subsidiaries;

•	a director is not independent if the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from SpinCo or its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and other than amounts received by an immediate family member for service as an employee (other than an executive officer);

•	a director is not independent if (A) the director or an immediate family member is a current partner of a firm that is SpinCo’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on SpinCo’s or its subsidiaries’ audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on SpinCo or its subsidiaries’ audit within that time;

•	a director is not independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the present executive officers of SpinCo or its subsidiaries at the same time serves or served on that company’s compensation committee;

•	a director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, SpinCo or its subsidiaries for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent of such other company’s consolidated gross revenues; and

•	a director is not independent if the director is an executive officer of a charitable organization that received charitable contributions (other than matching contributions) from SpinCo and its subsidiaries in the preceding fiscal year that are in excess of the greater of $1 million or 2 percent of such charitable organization’s consolidated gross revenues.

SpinCo’s board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominations and Corporate Governance Committee, will make a determination as to which members are independent. References to “SpinCo” above include any subsidiary in a consolidated group with SpinCo Inc. The terms “immediate family member” and “executive officer” above are expected to have the same meanings specified for such terms in the New York Stock Exchange listing standards.

Committees of the Board of Directors

Effective upon the completion of the separation, SpinCo’s board of directors will have the following standing committees: an Audit Committee, a Compensation and Management Development Committee (“Compensation Committee”) and a Nominations and Corporate Governance Committee.

Audit Committee. [—], [—], and [—] are expected to be the members of the board’s Audit Committee. [—] is expected to be the Audit Committee Chairman. The board of directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, the board is expected to determine that at least one member of the Audit Committee has accounting or related financial management expertise and that each member is financially literate as required by NYSE rules. In addition, SpinCo expects that the board of directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, and in accordance with the company’s Corporate Governance Principles. The Audit Committee will meet at least quarterly and will assist the board of directors in fulfilling its oversight responsibilities by reviewing and reporting to the board of directors on SpinCo accounting and financial reporting practices and the audit process, the quality and integrity of the company’s financial statements, the independent auditors’ qualifications, independence, and performance, the performance of the company’s internal audit function and internal auditors, and certain areas of legal and regulatory compliance.

Compensation Committee. [—], [—], and [—] are expected to be the members of the board’s Compensation Committee. [—] is expected to be the Compensation Committee Chairman. The board of directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of the NYSE and in accordance with the company’s Corporate Governance Principles. In addition, SpinCo expects that the members of the Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. The Compensation Committee will assist the board of directors in carrying out the board’s responsibilities relating to the election and compensation of SpinCo’s executive officers. This committee will also review, approve, and administer the incentive compensation plans in which any executive officer of SpinCo participates and all of SpinCo’s equity-based plans. It may delegate the responsibility to administer and make grants under these plans to management, except to the extent that such delegation would be inconsistent with applicable law or regulation or with the listing rules of the NYSE. The Compensation Committee will have the sole authority, under its charter, to select, retain, and/or terminate independent compensation advisors.

Nominations and Corporate Governance Committee. [—], [—], and [—] are expected to be the members of the board’s Nominations and Corporate Governance Committee. [—] is expected to be the Nominations and Corporate Governance Committee Chairman. The board of directors is expected to determine that each of the members of the Nominations and Corporate Governance Committee will be independent, as defined by the rules of the NYSE and in accordance with the company’s Corporate Governance Principles. The Nominations and Corporate Governance Committee will assist the board of directors in identifying individuals qualified to become members of the board of directors (consistent with the criteria approved by SpinCo’s board of directors), recommending director candidates for SpinCo’s board of directors and its committees, developing and recommending Corporate Governance Principles to SpinCo’s board of directors, serving as a point of contact for shareholders, and performing a leadership role in shaping SpinCo’s corporate governance. The Nominating and Corporate Governance Committee will also annually review the compensation paid to the members of the board and give its recommendations to the full board regarding both the amount of director compensation that should be paid and the allocation of that compensation between equity-based awards and cash. In recommending director compensation, the Nominating and Corporate Governance Committee will take comparable director fees into account and review any arrangement that could be viewed as indirect director compensation.

The board of directors is expected to adopt a written charter for each of the Audit Committee, the Compensation Committee and the Nominations and Corporate Governance Committee. These charters will be posted on SpinCo’s website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

During the company’s fiscal year ended December 31, 2013, SpinCo was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as SpinCo’s executive officers were made by Rayonier, as described in the section of this information statement captioned “Compensation Discussion and Analysis.”

Corporate Governance

Stockholder Recommendations for Director Nominees

SpinCo’s amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. SpinCo expects that the board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board candidates by the Nominations and Corporate Governance Committee.

Corporate Governance Principles

The board of directors is expected to adopt a set of Corporate Governance Principles in connection with the separation to assist it in guiding SpinCo’s governance practices. These practices will be regularly re-evaluated by the Nominations and Corporate Governance Committee in light of changing circumstances in order to continue serving the company’s best interests and the best interests of its stockholders.

Communicating with the Board of Directors

SpinCo’s Corporate Governance Principles will include procedures by which stockholders and other interested parties who would like to communicate their concerns to one or more members of SpinCo’s board of directors, a board committee, the lead director or the independent non-management directors as a group may do so by writing to any such party at SpinCo, c/o Corporate Secretary, 1301 Riverplace Boulevard, Suite [—] Jacksonville, FL 32207. All concerns received will be appropriately forwarded and, if deemed appropriate by the Corporate Secretary, may be accompanied by a report summarizing such concerns.

Director Qualification Standards

SpinCo’s Corporate Governance Principles will provide that the Nominations and Corporate Governance Committee is responsible for reviewing with SpinCo’s board of directors the appropriate skills and characteristics required of board members in the context of the makeup of the board of directors and developing criteria for identifying and evaluating board candidates.

The process that the Nominating and Corporate Governance Committee will use to identify a nominee to serve as a member of the board of directors will depend on the qualities being sought. From time to time, SpinCo may engage an executive search firm to assist the committee in identifying individuals qualified to be board members. The committee will consider the knowledge, experience, diversity, and personal and professional integrity of potential directors, as well as their willingness to devote the time necessary to effectively carry out the duties and responsibilities of membership on the board. The committee may reevaluate the relevant criteria for board membership from time to time in response to changing business factors or regulatory requirements. The full board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominations and Corporate Governance Committee.

Lead Director

The lead director will facilitate communication with the board of directors and will preside over regularly conducted executive sessions of the independent directors or sessions where the chairman of the board is not present. It will be the role of the lead director to review and approve matters, such as agenda items, schedule sufficiency, and, where appropriate, information provided to other board members. The lead director will be chosen by and from the independent members of the board of directors, and will serve as the liaison between the chairman and the independent directors; however, all directors will be encouraged to consult with the chairman on each of the above topics as well. Mr. Brown is expected to be named SpinCo’s lead director. The lead director, and each of the other directors, will be expected to communicate regularly with the Chairman and Chief Executive Officer regarding appropriate agenda topics and other board related matters. The lead director also has the authority to call meetings of the independent directors.

Oversight of Risk

SpinCo will oversee risk management by annually appointing the members of an Enterprise Risk Management Committee, which will consist of senior executives chaired by the Chief Executive Officer, who will also serve as SpinCo’s Chief Risk Officer. The Enterprise Risk Management Committee in turn will appoint the members of business unit and staff function-level risk assessment and mitigation teams, which will continually identify and assess the material risks facing their respective business or function and submit semi-annual reports to the Enterprise Risk Management Committee. These reports will form the basis for the Enterprise Risk Management’s annual risk assessment, which will be reported to the Audit Committee for review and evaluation of mitigation strategies.

Policies on Business Ethics

In connection with the separation, SpinCo will adopt a Standard of Ethics and Code of Corporate Conduct (“Code of Conduct”) that requires all its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. All directors, officers, and employees of SpinCo will be required to read, understand, and abide by the requirements of the Code of Conduct. The Code of Conduct will be accessible on the company’s website. Any waiver of the Code of Conduct for directors or executive officers may be made only by the SpinCo’s board of directors. SpinCo will disclose any amendment to, or waiver from, a provision of the Code of Conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on the company’s website within four business days following the date of the amendment or waiver. In addition, SpinCo will disclose any waiver from the Code of Conduct for the other executive officers and for directors on the website.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, SpinCo expects that its Audit Committee will adopt procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

COMPENSATION DISCUSSION AND ANALYSIS

The four individuals, in addition to Mr. Boynton, expected to be SpinCo’s named executive officers as of the separation will be identified in a subsequent amendment to this information statement. Prior to the effectiveness of the registration statement of which this information statement is a part, information regarding the compensation of those individuals by Rayonier will be disclosed in accordance with the rules and regulations of the SEC.

DIRECTOR COMPENSATION

Prior to the effectiveness of the registration statement of which this information statement is a part, information regarding the expected compensation of SpinCo non-employee directors following the separation will be disclosed in accordance with the rules and regulations of the SEC.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Rayonier

Following the separation and distribution, SpinCo and Rayonier will operate separately, each as an independent public company. SpinCo will enter into a separation and distribution agreement with Rayonier, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, SpinCo will also enter into various other agreements to effect the separation and provide a framework for its relationship with Rayonier after the separation, such as a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement. These agreements will provide for the allocation between SpinCo and Rayonier of Rayonier’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after SpinCo’s separation from Rayonier and will govern certain relationships between SpinCo and Rayonier after the separation. The agreements listed above have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which Rayonier distributes SpinCo’s common stock to the holders of Rayonier common shares.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of SpinCo and Rayonier as part of the separation of Rayonier into two companies, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement provides, among other things, that subject to the terms and conditions contained therein:

•	Certain assets related to the SpinCo business, which are referred to as the “SpinCo Assets,” will be transferred to SpinCo, including:

¡	equity interests in certain Rayonier subsidiaries that hold assets relating to the SpinCo business;

¡	manufacturing facilities located in Jesup, Georgia and Fernandina Beach, Florida;

¡	research and development facilities located in Jesup, Georgia;

¡	contracts (or portions thereof) that relate to the SpinCo business;

¡	information, technology, software and intellectual property related to the SpinCo Assets, the SpinCo Liabilities, or the SpinCo business;

¡	rights and assets expressly allocated to SpinCo pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;

¡	permits that primarily relate to the SpinCo business; and

¡	other assets that are included in the SpinCo pro forma balance sheet, such as the pension assets included in the unaudited pro forma condensed combined financial statements of SpinCo, which appear in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

•	certain liabilities related to the SpinCo business or the SpinCo Assets, which are referred to as the “SpinCo Liabilities,” will be retained by or transferred to SpinCo, including certain liabilities associated with a dissolving pulp mill in Port Angeles, Washington that was closed in 1997, Southern Wood Piedmont Company and other former manufacturing operations;

•	all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the SpinCo Assets and SpinCo Liabilities (such assets and liabilities, other that the SpinCo Assets and the SpinCo Liabilities, referred to as the Rayonier Assets and Rayonier Liabilities, respectively) will be retained by or transferred to Rayonier.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither SpinCo nor Rayonier will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either SpinCo or Rayonier, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approval are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to SpinCo or Rayonier, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, SpinCo or Rayonier, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse SpinCo or Rayonier, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

Cash Transfers

The separation agreement provides that, in connection with the transfer of assets and assumption of liabilities described above, and prior to the distribution, SpinCo will make two cash transfers to Rayonier totaling $[—] million. SpinCo will first transfer $[—] to Rayonier in repayment of intercompany indebtedness, to the extent it exists, and as a cash distribution. SpinCo will also transfer an additional $[—] to Rayonier prior to the distribution as partial consideration for the transfer of SpinCo Assets to SpinCo.

The Distribution

The separation agreement also governs the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, Rayonier will distribute to its shareholders that hold Rayonier common shares as of the record date for the distribution all of the issued and outstanding shares of SpinCo’s common stock on a pro rata basis. Shareholders will receive cash in lieu of any fractional shares.

Conditions to the Distribution

The separation agreement provides that the distribution is subject to satisfaction (or waiver by Rayonier) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” Rayonier has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extend it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

Claims

In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation agreement provides that SpinCo and its affiliates will release and discharge Rayonier and its affiliates from all liabilities assumed by SpinCo as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to SpinCo’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. Rayonier and its affiliates will release and discharge SpinCo and its affiliates from all liabilities retained by Rayonier and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, and certain other agreements, including the intellectual property agreement and the transfer documents in connection with the separation.

Indemnification

In the separation agreement, SpinCo agrees to indemnify, defend and hold harmless Rayonier, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the SpinCo Liabilities;

•	the failure of SpinCo to pay, perform or otherwise promptly discharge any of the SpinCo Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a Rayonier Liability, any guarantee, indemnification or contribution obligation for the benefit of SpinCo by Rayonier that survives the distribution;

•	any breach by SpinCo of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement of material fact in the registration statement of which this information statement forms a part, or in this information statement.

Rayonier agrees to indemnify, defend and hold harmless SpinCo, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the Rayonier Liabilities;

•	the failure of Rayonier to pay, perform, or otherwise promptly discharge any of the Rayonier Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;

•	except to the extent relating to a SpinCo Liability, any guarantee, indemnification or contribution obligation for the benefit of Rayonier by SpinCo that survives the distribution;

•	any breach by Rayonier of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement of a material fact made explicitly in Rayonier’s name in the registration statement of which this information statement forms a part, or in this information statement.

The separation agreement also establishes procedures with respect to claims subject to indemnification and related matters.

Intellectual Property

Following the distribution, Rayonier will continue to own the Rayonier name and will license the Rayonier name for use in the SpinCo name pursuant to an intellectual property agreement, which is described below.

Insurance

The separation agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both SpinCo and Rayonier agree in the separation agreement to use commercially reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between SpinCo and Rayonier related to the separation or distribution and that are unable to be resolved by the transition committee. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of SpinCo and Rayonier. If such efforts are not successful, either SpinCo or Rayonier may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding alternative dispute resolution, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, will be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation agreement provides that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of Rayonier without the approval of any person, including SpinCo’s or Rayonier’s shareholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated except by an agreement in writing signed by both Rayonier and SpinCo.

Transition Services Agreement

SpinCo and Rayonier will enter into a transition services agreement prior to the distribution pursuant to which Rayonier and its subsidiaries and SpinCo and its subsidiaries will provide, on an interim, transitional basis, various services to each other. The services to be provided include information technology, accounts payable, payroll, and other financial functions and administrative services. The agreed upon charges for such services are generally intended to allow the servicing party to recover all out-of-pocket costs and expenses and a predetermined profit equal to a mark-up of such out-of-pocket expenses.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to two years following the distribution date. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum service period equal to 90 days and a minimum notice period equal to 30 days. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated.

Subject to certain exceptions, the liability of Rayonier under the transition services agreement for the services it and its subsidiaries provides will generally be limited to gross negligence, willful misconduct and fraud. The transition services agreement also provides that the provider of a service shall not be liable to the recipient of such service for any indirect, exemplary, incidental, consequential or punitive damages.

Tax Matters Agreement

Prior to the separation, SpinCo and Rayonier will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. In general, liabilities for taxes allocable to a tax period (or portion thereof) ending on or before the distribution date that are related to assets and activities of the performance fibers business will be allocable to SpinCo. If such failure of certain of the transactions described in the private letter ruling request and the opinion of counsel to qualify as tax free transaction for U.S. federal income tax purposes is attributable to SpinCo’s action or inaction or Rayonier’s action or inaction, as the case may be, or any event (or series of events) involving the assets or stock of SpinCo or the assets or stock of Rayonier, as the case may be, the resulting liability will be borne in full by SpinCo or Rayonier, respectively.

SpinCo’s obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if SpinCo is not responsible for tax liabilities of Rayonier and its subsidiaries under the tax matters agreement, SpinCo nonetheless could be liable under applicable tax law for such liabilities if Rayonier were to fail to pay them. If SpinCo is required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

The tax matters agreement will also contain restrictions on SpinCo’s ability (and the ability of any member of SpinCo’s group) to take actions that could cause the distribution and related transactions to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of SpinCo’s assets or stock and the liquidation or dissolution of SpinCo and certain of its subsidiaries. These restrictions will apply for the two-year period after the distribution, unless SpinCo obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes and such letter ruling or opinion, as the case may be, is acceptable to Rayonier. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, SpinCo will continue to remain responsible for taxes arising therefrom.

Employee Matters Agreement

SpinCo and Rayonier will enter into an employee matters agreement prior to the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, Rayonier will be responsible for liabilities associated with employees who will be employed by Rayonier following the separation, former employees whose last employment was with the Rayonier businesses and certain specified current and former corporate employees (collectively, the “Rayonier allocated employees”), and SpinCo will be responsible for liabilities associated with employees who will be employed by SpinCo following the separation, former employees whose last employment was with the SpinCo businesses and certain specified current and former corporate employees (collectively, the SpinCo allocated employees”).

SpinCo allocated employees will be eligible to participate in SpinCo benefit plans as of the separation in accordance with the terms and conditions of the SpinCo plans as in effect from time to time. Generally, SpinCo has agreed to maintain (i) welfare benefit arrangements that are substantially similar in the aggregate to those provided by Rayonier to SpinCo allocated employees immediately prior to the separation, through at least December 31, 2014 and (ii) retirement benefit and executive severance arrangements that provide the same benefits as those provided by Rayonier to SpinCo allocated employees immediately prior to the separation through at least December 31, 2015, subject to changes that are no less favorable to participants than the terms of the corresponding Rayonier arrangements immediately prior to the separation or as required by applicable law.

In general, SpinCo will credit each SpinCo allocated employee with his or her service with Rayonier prior to the separation for all purposes under the SpinCo benefit plans to the same extent such service was recognized by Rayonier for similar purposes and so long as such crediting does not result in a duplication of benefits.

Retirement and Deferred Compensation Programs

In connection with the separation, SpinCo expects to establish a tax-qualified defined benefit pension plan for salaried employees, a tax-qualified defined contribution savings plan for salaried employees, a non-qualified excess benefit plan and a non-qualified excess savings and deferred compensation plan. As described above, until December 31, 2015, these plans will provide the same benefits to those in effect in the corresponding Rayonier plans immediately prior to the separation, subject to changes that are no less favorable to participants than the terms of the corresponding Rayonier plans immediately prior to the separation or as required by applicable law. In addition, effective as of the separation, SpinCo will assume all assets and liabilities of two defined benefit pension plans in which only SpinCo allocated employees are or were eligible to participate.

Welfare Plans

Rayonier will retain liability for claims incurred under the Rayonier health and welfare plans prior to the distribution date by Rayonier allocated employees, and SpinCo will assume liability for claims incurred under the Rayonier health and welfare plans prior to the distribution date by SpinCo allocated employees. As of the separation, SpinCo allocated employees will be eligible to commence participation in SpinCo health and welfare plans in accordance with the terms and conditions of the SpinCo plans as in effect from time to time.

Equity Compensation Awards

The employee matters agreement will provide for the conversion of all outstanding awards granted under Rayonier’s equity compensation programs into adjusted awards relating to shares of Rayonier and/or SpinCo common stock. The adjusted awards generally will be subject to the same vesting conditions and other terms that applied to the original Rayonier award immediately before the separation.

Each Rayonier stock option will be converted into an adjusted Rayonier stock option and a SpinCo stock option. The exercise price and number of shares subject to each stock option will be adjusted in order to preserve the aggregate intrinsic value of the original Rayonier stock option as measured immediately before and immediately after the separation, subject to rounding.

Holders of Rayonier restricted stock, including Rayonier non-employee directors, will retain those awards and also will receive restricted stock of SpinCo, in an amount that reflects the distribution to Rayonier stockholders, by applying the distribution ratio to Rayonier restricted stock awards as though they were unrestricted Rayonier common shares.

Performance share awards outstanding as of the distribution date will be treated as follows:

•	Performance share awards granted in 2012 (with a 2012-2014 performance period) will continue to be subject to the same performance criteria as applied immediately prior to the separation, except that total shareholder return at the end of the performance period will be based on the combined stock prices of Rayonier and SpinCo and any payment earned will be made in shares of Rayonier common stock and shares of SpinCo common stock.

•	Performance share awards granted in 2013 (with a 2013-2015 performance period) will be cancelled as of the distribution date and replaced with time-vested restricted stock units of the post-separation employer of each holder (Rayonier or SpinCo, as the case may be) that will vest 24 months after the distribution date, generally subject to the holder’s continued employment. The number of time-vested restricted stock units granted will be determined in a manner intended to preserve the intrinsic value of the award immediately before and after the separation, subject to rounding.

•	Performance share awards granted in 2014 (with a 2014-2016 performance period) will be cancelled and replaced with performance share awards of the post-separation employer of each holder (Rayonier or SpinCo, as the case may be), and will be subject to the achievement of performance criteria that relate to the post-separation business of the applicable employer during a performance period ending December 31, 2016. The number of shares underlying each such performance share award will be determined in a manner intended to preserve the intrinsic value of the award immediately before and after the separation, subject to rounding.

Any dividend equivalent payments on restricted stock or performance share awards in respect to dividends declared after the separation will be paid by Rayonier to Rayonier allocated employees and Rayonier non-employee directors, and by SpinCo to SpinCo allocated employees and any former Rayonier non-employee directors serving on the SpinCo board of directors as of the separation. For purposes of vesting for all awards, continued employment with or service to Rayonier or SpinCo, as applicable, will be treated as continued employment with or service to both Rayonier and SpinCo.

Intellectual Property Agreement:

SpinCo and Rayonier will enter into an intellectual property agreement prior to the distribution, pursuant to which Rayonier will provide SpinCo with a license to (i) use and display certain specified Rayonier trademarks (for example, corporate names, domain names and marks) that incorporate the name Rayonier in a limited field of use relating to Spinco’s business, (ii) use and make improvements on other intellectual property of Rayonier (for example, copyrights and trade secrets, but not any patents) that was used in the SpinCo business prior to the distribution and (iii) use, reproduce, display and prepare derivative works based upon any and all Rayonier software that was used in the SpinCo business prior to the distribution. Under the intellectual property agreement, SpinCo will also provide Rayonier with a license to (i) use and make improvements on certain intellectual property of SpinCo (for example, copyrights and trade secrets, but not any trademarks or patents) that was used in the Rayonier business prior to the distribution and (ii) use, reproduce, display and prepare derivative works based upon any and all SpinCo software that was used in the Rayonier business prior to the distribution. The licenses will be worldwide, fully paid-up and royalty free. Subject to termination, the licenses will also be perpetual and irrevocable.

The intellectual property agreement will provide that, if SpinCo does not use a corporate name incorporating the name Rayonier in active commerce for at least 12 consecutive months, the trademark license will automatically and immediately terminate. A party may terminate the license with respect to any trademark, other intellectual property or software upon an uncured material breach of the other party with respect to such trademark, other intellectual property or software or upon the other party experiencing certain insolvency events. A licensee under the agreement may also terminate the trademark license, other intellectual property license or software license granted to it upon 30 days’ prior written notice to the other party.

The intellectual property agreement will also provide that (i) if Rayonier determines to permanently cease using the name Rayonier and the related marks in active commerce, Rayonier will irrevocably assign such name and marks to SpinCo for aggregate consideration of $1.00 and (ii) if any licensor of certain intellectual property (for example, copyrights and trade secrets, but not any trademarks or patents) determines to permanently cease using such intellectual property and does not intend to transfer such intellectual property to the licensee, such licensor will irrevocably assign such intellectual property to the licensee for aggregate consideration of $1.00 (but only if such licensee is then using such intellectual property in such licensee’s business).

Procedures for Approval of Related Person Transactions

SpinCo’s board of directors is expected to adopt a written policy designed to minimize potential conflicts of interest in connection with SpinCo transactions with related persons. This policy will define a “Related Person” to include any director, executive officer or person owning more than five percent of SpinCo stock, any of their immediate family members and any entity with which any of the foregoing persons are employed or affiliated. The policy will define a “Related Person Transaction” as a transaction, arrangement or relationship in which SpinCo is a participant, the amount involved exceeds $120,000 and a Related Person has or will have a direct or indirect material interest.

Related Person Transactions requiring review by the Nominations and Corporate Governance Committee pursuant to this policy will be identified in:

•	questionnaires annually distributed to SpinCo’s directors and officers;

•	certifications submitted annually by SpinCo officers related to their compliance with SpinCo’s Standard of Ethics and Code of Corporate Conduct; or

•	communications made directly by the related person to the chief financial officer or general counsel.

•	In determining whether to approve or ratify a related person transaction, the Nominations and Corporate Governance Committee will consider the following items, among others:

•	the Related Person’s relationship to SpinCo and interest in any transaction with SpinCo;

•	the material terms of a transaction with SpinCo, including the type and amount;

•	the benefits to SpinCo of any proposed or actual transaction;

•	the availability of other sources of comparable products and services that are part of a transaction with SpinCo; and

•	if applicable, the impact on a director’s independence.

This process will be included in the written charter of the Nominations and Corporate Governance Committee, which charter will be available on the corporate governance section of SpinCo’s investor relations web site (www.[—].com). This web site will be operational as of [—], 2014.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the contribution by Rayonier of the performance fibers business (and other assets) to SpinCo and the distribution by Rayonier of all of SpinCo’s outstanding common stock to its shareholders. This summary is based on the Internal Revenue Code of 1986, as amended (“Code”), U.S. Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect.

In 2013, Rayonier filed for a ruling from the IRS to the effect that the pre-separation transactions and the distribution of SpinCo common stock to Rayonier’s stockholders will qualify as tax-free transactions under Sections 368(a)(1)(D) and 355 of the Code. The Distribution is conditioned upon (i) the receipt of such private letter ruling from the IRS, and (ii) the receipt of an opinion of outside counsel to Rayonier; each to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the separation and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and (ii) the Distribution will qualify for non-recognition of gain or loss to Rayonier and Rayonier’s shareholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares.

This summary assumes that the separation and the distribution will be consummated in accordance with the separation and distribution agreement and as described in this information statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the separation and the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the separation and the distribution. The tax treatment of a Rayonier shareholder may vary depending upon that shareholder’s particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold common shares in Rayonier, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their Rayonier common shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who received Rayonier common shares upon the exercise of employee stock options or otherwise as compensation, and shareholders who are subject to alternative minimum tax) may be subject to special rules not discussed below. In addition, this summary addresses the U.S. federal income tax consequences to a Rayonier shareholder who, for U.S. federal income tax purposes, is a U.S. person and not to a Rayonier shareholder who is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Finally, this summary does not address the U.S. federal income tax consequences to those Rayonier shareholders who do not hold their Rayonier common shares as capital assets within the meaning of Section 1221 of the Code nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IT IS NOT INTENDED TO BE, AND IT SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Rayonier has filed a request for a private letter ruling from the IRS to the effect that, among other things, the separation and the distribution will qualify as a reorganization for U.S. federal income tax purposes under

Sections 355 and 368(a)(1)(D) of the Code. It is a condition to the distribution that the private letter ruling be issued and not be revoked or modified in any material respect. Such ruling will be based on, among other things, certain assumptions as well as on the accuracy, correctness and completeness of certain representations and statements that Rayonier and SpinCo made to the IRS. Subject to the discussion below regarding Section 355(e) of the Code, neither SpinCo nor Rayonier will recognize any gain or loss upon the separation and the distribution of SpinCo common stock and no amount will be includable in the income of Rayonier or SpinCo as a result of the separation and the distribution other than taxable income or gain possibly arising out of internal reorganizations undertaken in connection with the separation and distribution and with respect to any items required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	a Rayonier shareholder will not recognize any gain or loss and no amount will be includable in income as a result of the receipt of SpinCo common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of SpinCo common stock (as described below);

•	a Rayonier shareholder’s aggregate tax basis in such shareholder’s Rayonier common shares following the distribution and in SpinCo common stock received in the distribution (including any fractional share interest in SpinCo common stock for which cash is received) will equal such shareholder’s tax basis in its Rayonier common shares immediately before the distribution, allocated between the Rayonier common shares and SpinCo common stock (including any fractional share interest in SpinCo common stock for which cash is received) in proportion to their fair market values on the distribution date;

•	a Rayonier shareholder’s holding period for SpinCo common stock received in the distribution (including any fractional share interest in SpinCo common stock for which cash is received) will include the holding period for that shareholder’s Rayonier common shares; and

•	a Rayonier shareholder who receives cash in lieu of a fractional share of SpinCo common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Rayonier shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Rayonier common shares exceeds one year at the time of the distribution.

U.S. Treasury regulations provide that if a Rayonier shareholder holds different blocks of Rayonier common shares (generally Rayonier common shares purchased or acquired on different dates or at different prices), the aggregate basis for each block of Rayonier common shares purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of SpinCo common stock received in the distribution in respect of such block of Rayonier common shares and such block of Rayonier common shares, in proportion to their respective fair market values on the distribution date. The holding period of the shares of SpinCo common stock received in the distribution in respect of such block of Rayonier common shares will include the holding period of such block of Rayonier common shares. If a Rayonier shareholder is not able to identify which particular shares of SpinCo common stock are received in the distribution with respect to a particular block of Rayonier common shares, for purposes of applying the rules described above, the stockholder may designate which shares of SpinCo common stock are received in the distribution in respect of a particular block of Rayonier common shares, provided that such designation is consistent with the terms of the distribution. Rayonier shareholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

U.S. Treasury regulations also require certain Rayonier shareholders who receive SpinCo common stock in the distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to Rayonier (but not Rayonier’s shareholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in Rayonier or SpinCo. For this purpose, any acquisitions of Rayonier common shares or SpinCo common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Rayonier or SpinCo may be able to rebut such presumption.

Payments of cash to holders of Rayonier common shares in lieu of fractional shares may be subject to information reporting and backup withholding at a rate of 28%, unless a shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax. Amounts withheld as backup withholding may be refunded or credited against a shareholder’s U.S. federal income tax liability, provided that the required information is timely supplied to the IRS.

In connection with the distribution, SpinCo and Rayonier will enter into a tax matters agreement pursuant to which SpinCo will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the tax matters agreement, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

The foregoing is a summary of material U.S. federal income tax consequences of the separation and the distribution under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Indebtedness in Connection with the Separation

In connection with the separation and distribution, SpinCo anticipates having approximately $[—] billion of indebtedness upon completion of the distribution. The $[—] billion of indebtedness is expected to consist of a $[—] million term loan and $[—] million of corporate bonds. Prior to the distribution, SpinCo plans to make cash transfers totaling $[—] million to Rayonier as described in “Certain Relationships and Related Person Transactions—The Separation Agreement—Cash Transfers.”

SpinCo also anticipates arranging a revolving credit facility with a borrowing capacity of approximately $[—] million. The credit facility is expected to contain customary covenants and events of default. Indebtedness under the liquidity facilities will likely bear interest at LIBOR plus an agreed margin. Entering into these liquidity facilities would also result in SpinCo paying customary fees, including administrative agent fees, upfront fees and other fees. The new liquidity facilities will be subject to closing requirements and certain other conditions. Accordingly, no assurance can be given that these liquidity facilities will be executed on the terms described above (including the amount available to be borrowed) or at all.

SpinCo will describe the specific terms and covenants of any notes to be issued, bank debt to be incurred or liquidity facilities to be entered into in an amendment to the registration statement of which this information statement is a part.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding shares of SpinCo’s common stock will be owned beneficially and of record by Rayonier. Following the distribution, SpinCo expects to have outstanding an aggregate of approximately [—] shares of common stock based upon approximately [—] Rayonier common shares outstanding on [—], 2014, excluding treasury shares and assuming no exercise of Rayonier options, and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of SpinCo common stock beneficially owned, immediately following the completion of the separation calculated as of [—], 2014, based upon the distribution of [—] shares of SpinCo’s common stock for each common share of Rayonier, of each person who is known by SpinCo who will beneficially own more than five percent of SpinCo’s common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Share Ownership of Executive Officers and Directors

The following table sets forth information, immediately following the completion of the separation calculated as of [—], 2014, based upon the distribution of [—] shares of SpinCo’s common stock for each common share of Rayonier, regarding (1) each expected director, director nominee and named executive officer of SpinCo and (2) all of SpinCo’s expected directors and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o SpinCo, Attention: Corporate Secretary, 1301 Riverplace Boulevard, Suite [—] Jacksonville, Florida 32207.

Name of Beneficial Owner	Shares Beneficially Owned	Exercisable Stock Options (1)	Stock Equivalent Units If applicable.
Paul G. Boynton
C. David Brown, II
All directors and officers as a group ([—] persons)

(1) Pursuant to SEC regulations, shares receivable through the exercise of employee stock options that are exercisable within 60 days after [—], 2014 are deemed to be beneficially owned as of [—], 2014.

DESCRIPTION OF RAYONIER HOLDING COMPANY’S CAPITAL STOCK

SpinCo’s certificate of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of SpinCo’s capital stock that will be contained in the amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on SpinCo’s capital stock as of the time of the distribution. The certificate of incorporation and bylaws to be in effect at the time of the distribution will be included as exhibits to SpinCo’s registration statement on Form 10, of which this information statement forms a part.

General

SpinCo’s authorized capital stock consists of [—] shares of common stock, par value $0.01 per share, and [—] shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. SpinCo’s board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, SpinCo expects that approximately [—] shares of its common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

Each holder of SpinCo common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of SpinCo common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of SpinCo, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Holders of SpinCo common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of SpinCo common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of SpinCo common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that SpinCo may designate and issue in the future.

Preferred Stock

Under the terms of SpinCo’s amended and restated certificate of incorporation, its board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law, or the DGCL, and by its certificate of incorporation, to issue up to [—] shares of preferred stock in one or more series without further action by the holders of its common stock. SpinCo’s board of directors will have the discretion, subject to limitations prescribed by the DGCL and by SpinCo’s certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and SpinCo’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and SpinCo’s certificate of incorporation and bylaws could make it more difficult to acquire SpinCo by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its board of directors may consider inadequate and to encourage persons seeking to acquire control of SpinCo to first negotiate with SpinCo’s board of directors. SpinCo believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. SpinCo will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by SpinCo’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by SpinCo’s stockholders.

Classified Board. SpinCo’s amended and restated certificate of incorporation and bylaws will provide that its board of directors will be divided into three classes. At the time of the separation, SpinCo’s board of directors will be divided into three classes, each comprised of three directors. The three directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which SpinCo expects to hold in 2015. The three directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which SpinCo expects to hold in 2016, and the three directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which SpinCo expects to hold in 2017. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of SpinCo’s board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of SpinCo.

Removal of Directors. SpinCo’s amended and restated bylaws will provide that its stockholders may only remove its directors for cause.

Amendments to Certificate of Incorporation. SpinCo’s amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 80 percent of its voting stock then outstanding is required to amend certain provisions relating to the number, term and removal of its directors, the ability of the board to issue preferred stock, the filling of its board vacancies, the calling of special meetings of stockholders, stockholder action by written consent, and director and officer indemnification.

Amendments to Bylaws. SpinCo’s amended and restated bylaws will provide that they may be amended by SpinCo’s board of directors or by the affirmative vote of holders of a majority of SpinCo’s voting stock then outstanding, except that the affirmative vote of holders of at least 80 percent of SpinCo’s voting stock then outstanding is required to amend certain provisions relating to the number, term and removal of SpinCo’s directors, the filling of its board vacancies, the calling of special meetings of stockholders, stockholder action by written consent, and director and officer indemnification.

Size of Board and Vacancies. SpinCo’s amended and restated bylaws will provide that the number of directors on its board of directors will be fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on SpinCo’s board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Stockholder Meetings. SpinCo’s amended and restated certificate of incorporation will provide that only the chairman of its board of directors or its board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of SpinCo stockholders. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. SpinCo’s amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of SpinCo stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. SpinCo’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. SpinCo’s amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock. The authority that SpinCo’s board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of SpinCo’s company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. SpinCo’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and SpinCo’s amended and restated certificate of incorporation will include such an exculpation provision. SpinCo’s amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of SpinCo, or for serving at SpinCo’s request as a director or officer or another position at another corporation or enterprise, as the case may be. SpinCo’s amended and restated certificate of incorporation and bylaws will also provide that SpinCo must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. SpinCo’s amended and restated certificate of incorporation will expressly authorize SpinCo to carry directors’ and officers’ insurance to protect SpinCo, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that will be in SpinCo’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against SpinCo’s directors and officers, even though such an action, if successful, might otherwise benefit SpinCo and its stockholders. However, these provisions will not limit or eliminate SpinCo’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, SpinCo pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any SpinCo directors, officers or employees for which indemnification is sought.

Exclusive Forum

SpinCo’s amended and restated certificate of incorporation will provide that unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SpinCo, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of SpinCo to SpinCo or SpinCo’s stockholders, creditors or other constituents, any action asserting a claim against SpinCo or any director or officer of SpinCo arising pursuant to any provision of the DGCL or SpinCo’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against SpinCo or any director or officer of SpinCo governed by the internal affairs doctrine. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware.

Authorized but Unissued Shares

SpinCo’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. SpinCo may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of SpinCo by means of a proxy contest, tender offer, merger or otherwise.

Listing

SpinCo intends to apply to have its shares of common stock listed on the New York Stock Exchange under the symbol “[—].”

Sale of Unregistered Securities

On January 16, 2014, SpinCo issued 1,000 shares of its common stock to Rayonier pursuant to Section 4(2) of the Securities Act. SpinCo did not register the issuance of the issued shares under the Securities Act because such issuances did not constitute public offerings.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for SpinCo’s common stock will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION

SpinCo Inc. has filed a registration statement on Form 10 with the SEC with respect to the shares of SpinCo common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to SpinCo and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, SpinCo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

SpinCo intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. SpinCo has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Rayonier Inc.:

We have audited the accompanying combined balance sheets of Rayonier Holding Company, (“SpinCo”) as of December 31, 2012 and 2011, and the related combined statements of income and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2012. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These combined financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Rayonier Holding Company, (“SpinCo”) at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Certified Public Accountants

Jacksonville, Florida

January 29, 2014

RAYONIER HOLDING COMPANY

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31,

(Thousands of dollars)

	2012	2011	2010
SALES	$1,095,376	$1,021,416	$884,425

Costs and Expenses
Cost of sales	715,707	697,918	652,524

Gross margin	379,669	323,498	231,901

Selling and general expenses	35,684	33,110	30,491
Other operating expense, net	2,003	7,434	873

OPERATING INCOME	341,982	282,954	200,537
Interest and miscellaneous income, net	507	98	15

INCOME BEFORE INCOME TAXES	342,489	283,052	200,552
Income tax expense	100,393	69,234	41,410

NET INCOME	242,096	213,818	159,142

OTHER COMPREHENSIVE INCOME (LOSS)
Gain (loss) from pension and postretirement plans, net of income tax (expense) benefit of ($233), $10,159 and $385	406	(17,675)	(671)

Total other comprehensive income (loss)	$406	$(17,675)	$(671)

COMPREHENSIVE INCOME	$242,502	$196,143	$158,471

RAYONIER HOLDING COMPANY

COMBINED BALANCE SHEETS

As of December 31,

(Thousands of dollars)

	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$—
Accounts receivable, less allowance for doubtful accounts of $140 and $140	77,476	83,455
Inventory	116,991	104,873
Deferred tax assets	3,648	4,600
Prepaid and other current assets	20,505	17,549

Total current assets	218,620	210,477

PROPERTY, PLANT AND EQUIPMENT
Land	15,130	12,487
Buildings	127,946	120,836
Machinery and equipment	1,375,221	1,274,447
Construction in progress	263,317	104,947

Total property, plant and equipment, gross	1,781,614	1,512,717
Less—accumulated depreciation	(1,100,868)	(1,079,236)

Total property, plant and equipment, net	680,746	433,481

OTHER ASSETS	21,235	21,206

TOTAL ASSETS	$920,601	$665,164

LIABILITIES AND NET INVESTMENT
CURRENT LIABILITIES
Accounts payable	$65,944	$71,447
Accrued taxes	8,355	2,438
Accrued payroll and benefits	12,269	11,411
Accrued customer incentives	8,805	8,069
Other current liabilities	346	449

Total current liabilities	95,719	93,814

PENSION AND OTHER POSTRETIREMENT BENEFITS	51,981	47,770
DEFERRED INCOME TAXES	47,147	48,694
OTHER NON-CURRENT LIABILITIES	1,050	950
COMMITMENTS AND CONTINGENCIES
NET INVESTMENT
Retained earnings	1,196,127	954,031
Transfers to Parent, net	(406,753)	(415,019)
Accumulated other comprehensive loss	(64,670)	(65,076)

TOTAL NET INVESTMENT	724,704	473,936

TOTAL LIABILITIES AND NET INVESTMENT	$920,601	$665,164

See Notes to Combined Financial Statements.

RAYONIER HOLDING COMPANY

COMBINED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

(Thousands of dollars)

	2012	2011	2010
OPERATING ACTIVITIES
Net income	$242,096	$213,818	$159,142
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	60,909	56,128	57,616
Stock-based incentive compensation expense	8,227	7,954	8,252
Deferred income taxes	(827)	(2,694)	17,408
Amortization of losses from pension and postretirement plans	7,134	4,976	4,091
Loss from sale/disposal of property, plant and equipment	2,319	7,498	993
Other	(1,725)	566	(21)
Changes in operating assets and liabilities:
Receivables	5,979	(12,030)	19,172
Inventories	(12,118)	(6,690)	(17,797)
Accounts payable	(9,019)	9,185	2,015
Alternative fuel mixture credit receivable	—	—	215,460
Contribution to pension plans	—	—	(27,500)
Accrued customer incentives	736	(1,690)	(15,885)
Uncertain tax positions	—	(16,000)	(258)
All other operating activities	1,502	(3,289)	(15,171)

CASH PROVIDED BY OPERATING ACTIVITIES	305,213	257,732	407,517

INVESTING ACTIVITIES
Capital expenditures	(105,406)	(96,526)	(98,356)
Jesup mill cellulose specialties expansion project	(201,359)	(42,894)	—
Other	1,513	8,526	4,878

CASH USED FOR INVESTING ACTIVITIES	(305,252)	(130,894)	(93,478)

FINANCING ACTIVITIES
Net payments from (to) Parent	39	(126,838)	(314,039)

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	39	(126,838)	(314,039)

CASH AND CASH EQUIVALENTS
Change in cash and cash equivalents	—	—	—
Balance, beginning of year	—	—	—

Balance, end of year	$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Non-cash investing activity:
Capital assets purchased on account	$23,090	$19,574	$11,048

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

1.	SEPARATION AND BASIS OF PRESENTATION

The Separation

On January 27, 2014, Rayonier Inc. (“Rayonier”) announced that it intended to separate its performance fibers business from its forest resources and real estate businesses. Rayonier announced that it intended to effect the separation through a pro rata distribution of the common stock of a new entity, Rayonier Holding Company (“SpinCo”), which was formed to hold the assets and liabilities associated with the performance fibers business. The separation and distribution is subject to final approval by the Rayonier board of directors.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles for the purpose of separately presenting the financial position of the Performance Fibers segment of Rayonier and the results of operations, cash flows and changes in equity. Historically, financial statements have not been prepared for the performance fibers business and the accompanying financial statements for SpinCo have been derived from the historical accounting records of Rayonier. The historical operating results and cash flows of SpinCo as presented may not be indicative of what they would have been had SpinCo been a stand-alone entity, nor are they necessarily indicative of what SpinCo’s operating results and cash flows may be in the future.

The statements of operations for SpinCo include allocations of certain costs from Rayonier related to the operations of SpinCo including: medical costs for active salaried and retired employees, worker’s compensation, general liability and property insurance, salaried payroll costs, equity based compensation and a pro-rata share of direct corporate administration expense for accounting, human resource services and information system maintenance. These corporate administrative costs were charged to SpinCo based on employee headcount and payroll costs. The combined statements of income also include expense allocations for certain corporate functions historically performed by Rayonier and not allocated to its operating segments. These allocations are based on revenues and specific identification of time and/or activities associated with SpinCo. Management believes the methodologies employed for the allocation of costs were reasonable in relation to the historical reporting of Rayonier, but may not be indicative of costs had SpinCo operated on a stand-alone basis, nor what the costs may be in the future.

Rayonier uses a centralized approach to the cash management and financing of its operations. SpinCo’s cash is transferred to Rayonier daily and Rayonier funds SpinCo’s operating and investing activities as needed. Accordingly, the cash and cash equivalents held by Rayonier at the corporate level were not allocated to SpinCo for any of the periods presented. SpinCo reflects transfers of cash to and from Rayonier’s cash management system (including cash taxes paid) as a component of “Transfers to Parent, net” on the combined balance sheets. SpinCo has not included any interest expense for intercompany cash advances from Rayonier, since historically Rayonier has not allocated interest expense related to intercompany advances to any of its businesses. In addition, none of Rayonier’s interest income was allocated since excess cash of SpinCo’s operations was assumed to be remitted to Rayonier.

None of Rayonier’s interest expense and short term and long-term debt was allocated to SpinCo, since none of the debt was specific to the performance fibers business. Additionally, Rayonier entities outside of the performance fibers business are the primary obligors of the debt and the cash generated from performance fibers was adequate to fund SpinCo’s operations. Significant changes in the operations or capital structure of SpinCo could have occurred if it operated as an independent stand-alone company, including a change in capital structure

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

involving the addition of debt and/or equity instruments, which could have had a significant impact on its financial position and results of operations.

The financial statements for SpinCo include a provision for income taxes determined on a separate return basis which takes into account the impact of the Alternative Fuel Mixture Credit (“AFMC”) and subsequent exchanges for the Cellulosic Biofuel Producer Credit (“CBPC”). SpinCo was a subsidiary of Rayonier and, for purposes of U.S. federal and state income taxes, was not directly subject to income taxes but was included in the income tax return of Rayonier TRS Holdings Inc., a wholly-owned subsidiary of Rayonier.

Rayonier assets specifically identified and assigned to SpinCo include all of Rayonier’s performance fiber producing assets and related inventories at its Jesup, Georgia and Fernandina Beach, Florida sites and four chip mills located in Georgia and Virginia. Other assets include customer accounts receivable, inventory, spare part inventory and deferred tax assets. Liabilities specifically identified with SpinCo include accounts payable, property taxes, payroll, customer incentives, deferred tax liabilities related to differences in the book and tax basis of the pulp producing assets and the net liabilities of the Jesup and Fernandina pension and post-retirement plans. The pension and OPEB liabilities were estimated using the same actuarial liability assumptions as those used in the consolidated Rayonier financial statements for active and retired hourly and salaried employees of SpinCo.

Events and transactions subsequent to the balance sheet date have been evaluated through January 29, 2014, the date these combined financial statements were issued, for potential recognition or disclosure in the combined financial statements.

2.	NATURE OF BUSINESS OPERATIONS

SpinCo is a leading manufacturer of high-performance cellulose fibers with two production facilities in Jesup, Georgia and Fernandina Beach, Florida, which had a combined annual capacity of approximately 745,000 metric tons as of December 31, 2012. These fiber products are sold throughout the world to companies that produce a wide variety of products, including cigarette filters, foods, pharmaceuticals, textiles, electronics and various industrial applications. Approximately 63 percent of performance fiber sales are to export customers, primarily in Asia and Europe.

Cellulose specialties—SpinCo is a producer of specialty cellulose products, most of which are used in dissolving chemical applications that require a highly purified form of cellulose fiber. SpinCo concentrates on producing the most high-value, technologically-demanding forms of cellulose specialty products, such as cellulose acetate and high purity cellulose ethers, and is a leading supplier of these products.

Absorbent materials—SpinCo has historically been a producer of fibers for absorbent hygiene products. These fibers are typically referred to as fluff fibers and are used as an absorbent medium in products such as disposable baby diapers, feminine hygiene products, incontinence pads, convalescent bed pads, industrial towels and wipes and non-woven fabrics. In 2011, SpinCo began a capital project, the cellulose specialties expansion project, to convert a fiber line at the Jesup, Georgia mill from absorbent materials to cellulose specialties. The cellulose specialties expansion project added approximately 190,000 metric tons of cellulose specialties capacity, bringing total cellulose specialties capacity to about 675,000 metric tons. Production of cellulose specialties is expected to gradually increase to capacity by 2016/2017. Upon the completion of the cellulose specialties expansion project in June 2013, SpinCo exited the absorbent materials business (about 260,000 metric ton capacity).

SpinCo operates in one reportable business segment: Performance Fibers. See Note 4 — Segment and Geographical Information to the Combined Financial Statements for further discussion.

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination

The combined financial statements include the accounts of SpinCo, in which it has a majority ownership or controlling interest. All intercompany balances and transactions are eliminated.

Net Parent Company Investment

In the Combined Balance Sheet, “Transfers to Parent, net” represents Rayonier’s historical investment in SpinCo and the net effect of transactions with, and allocations from, Rayonier.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. There are risks inherent in estimating and therefore actual results could differ from those estimates.

Inventory

Inventories are valued at the lower of cost or market. The costs of manufactured performance fibers are determined on the first-in, first-out basis. Other products are valued on an average cost basis. Inventory costs include material, labor and manufacturing overhead. Physical counts of inventories are taken at least annually. The need for a provision for estimated losses from obsolete, excess or slow-moving inventories is reviewed periodically.

Property, Plant, Equipment and Depreciation

Property, plant and equipment additions are recorded at cost, including applicable freight, interest, construction and installation costs. Performance fiber mill assets are depreciated using the units-of-production method. SpinCo depreciates its non-production performance fiber assets, including office, lab and transportation equipment, using the straight-line depreciation method over 3 to 25 years. Buildings and land improvements are depreciated using the straight-line method over 15 to 35 years and 5 to 30 years, respectively. Depreciation expense reflected in cost of sales in the Combined Statements of Income and Comprehensive Income (Loss) was $59.2 million, $55.7 million and $57.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Gains and losses on the retirement of assets are included in operating income. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets that are held and used is measured by net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value exceeds the fair value of the assets, which is based on a discounted cash flow model. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Capitalized Interest

Interest from external borrowings of Rayonier is capitalized on major projects with an expected construction period of one year or longer. Capitalized interest is added to the cost of the underlying basis of the property, plant

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

and equipment and is amortized over the useful life of the assets. Although Rayonier’s interest expense on general corporate debt is not allocated to SpinCo in the combined financial statements, the property, plant and equipment balance does include previously capitalized interest of $8.2 million and $1.0 million for the years ended December 31, 2012 and 2011 respectively, per Accounting Standards Codification (ASC) 835-20, Capitalization of Interest.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy that prioritizes the inputs used to measure fair value was established as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Financial Instruments

SpinCo is exposed to various market risks, primarily commodity prices. SpinCo’s objective is to partially mitigate the economic impact of these market risks. Derivatives are used, as noted below, in accordance with policies and procedures approved by the Audit Committee of the Rayonier board of directors and are managed by a Rayonier senior executive committee, whose responsibilities include initiating, managing and monitoring resulting exposures. SpinCo does not enter into such financial instruments for trading or speculative purposes.

Derivative financial instruments such as commodity swap agreements are recognized in the financial statements and measured at fair value. Transactions that provide for the forward purchase or sale of raw materials are not included in the financial statements until physical delivery of the product, as these transactions are done in the normal course of business and qualify for the normal purchases and sales scope exception provided under generally accepted accounting principles.

SpinCo periodically enters into commodity forward contracts to fix some of its fuel oil and natural gas costs at its performance fibers mills. The forward contracts partially mitigate the risk of a change in performance fibers margins resulting from an increase or decrease in fuel oil and natural gas prices. SpinCo’s commodity agreements do not qualify for hedge accounting and are marked to market. Gains or losses resulting from the valuation are recorded in “Other operating income, net.”

Revenue Recognition

SpinCo generally recognizes revenues when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) delivery has occurred, (iii) SpinCo’s price to the buyer is fixed and determinable, and (iv) collectibility is reasonably assured.

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

Revenue from domestic sales is recorded when title passes which, depending on the contract, is either at time of shipment or when the customer receives goods. Foreign sales are recorded when the customer or agent receives the goods and title passes.

Environmental Costs

SpinCo expenses environmental costs related to current operations. Expenditures that meaningfully extend the life or increase the efficiency of operating assets are capitalized.

Employee Benefit Plans

SpinCo has two qualified benefit plans which cover most of its U.S. workforce. Additionally, certain SpinCo employees participate in defined benefit pension and postretirement health and life insurance plans as well as an unfunded excess pension plan sponsored by Rayonier (shared plans), which include participants of other Rayonier subsidiaries. SpinCo accounts for such shared plans as multiemployer benefit plans. Accordingly, SpinCo did not record an asset or liability to recognize the funded status of the shared plans per ASC 715-80, Multiemployer Plans. The related pension and postretirement expenses are allocated to SpinCo based primarily on pensionable compensation of active participants.

The determination of expense and funding requirements for SpinCo’s two defined benefit pension plans, its participation in Rayonier’s salaried and unfunded excess pension plan and its postretirement health care and life insurance plans are largely based on a number of actuarial assumptions. The key assumptions include discount rate, return on assets, salary increases, health care cost trends, mortality rates, longevity and service lives of employees. See Note 16 — Employee Benefit Plans to the Combined Financial Statements for assumptions used to determine benefit obligations, the net periodic benefit cost and health care cost trend rates.

Periodic pension and other postretirement expense is included in “Cost of sales” and “Selling and general expenses” in the Statements of Income and Comprehensive Income. At December 31, 2012 and 2011 all pension plans were in a liability position due to an underfunded status. The estimated amount to be paid in the next 12 months is recorded in “Accrued payroll and benefits” on the Combined Balance Sheets, with the remainder recorded as a long-term liability in “Pension and other postretirement benefits”. Changes in the funded status of SpinCo’s plans are recorded through comprehensive income (loss) in the year in which the changes occur. See Note 16 — Employee Benefit Plans to the Combined Financial Statements for additional information.

Income Taxes

SpinCo was a subsidiary of Rayonier and, for purposes of U.S. federal and state income taxes, was not directly subject to income taxes but was included in the income tax return of Rayonier TRS Holdings Inc., a wholly-owned subsidiary of Rayonier. SpinCo’s provision for income taxes has been determined on a separate return basis based on earnings reported in the accompanying Statements of Operations which takes into account the impact of the Alternative Fuel Mixture Credit (“AFMC”) and subsequent exchanges for the Cellulosic Biofuel Producer Credit (“CBPC”).

SpinCo uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured pursuant to tax laws using rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. SpinCo records a valuation allowance to reduce the carrying amounts of deferred tax assets if it is more likely than not that such deferred tax assets will not be realized.

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

SpinCo’s income tax returns are subject to audit by U.S. federal and state taxing authorities. In evaluating the tax benefits associated with various tax filing positions, SpinCo records a tax benefit for an uncertain tax position if it is more-likely-than-not to be realized upon ultimate settlement of the issue. SpinCo records a liability for an uncertain tax position that does not meet this criterion. SpinCo adjusts its liabilities for unrecognized tax benefits in the period in which it is determined the issue is settled with the taxing authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position or when new facts or information becomes available. Liabilities for unrecognized tax benefits are included in “Other current liabilities” and “Other non-current liabilities” in SpinCo’s Combined Balance Sheets. See Note 7— Income Taxes to the Combined Financial Statements for additional information.

New or Recently Adopted Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This standard requires reporting, in one place, information about reclassifications out of AOCI by component. An entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount is reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified to net income in their entirety, an entity is required to cross-reference to other currently required disclosures that provide additional detail about those amounts. The information required by this standard must be presented in one place, either parenthetically on the face of the financial statements by income statement line item or in a note. This standard had an effective date of January 1, 2013; however, SpinCo early adopted this standard and applied the pronouncement retrospectively. See Note 10—Accumulated Other Comprehensive Loss to the Combined Financial Statements.

4.	SEGMENT AND GEOGRAPHICAL INFORMATION

SpinCo operates in one reportable business segment: Performance Fibers. The Performance Fibers segment includes two major product lines, cellulose specialties and absorbent materials. All sales originate out of the United States from the Jesup, Georgia mill, the Fernandina Beach, Florida mill and the four chip mills. All assets are located in the United States, except for three foreign sales offices located in London, Tokyo and Shanghai. The foreign sales offices held assets of $0.7 million and $0.5 million as of December 31, 2012 and 2011, respectively.

Four customers in the Performance Fibers segment represented 21 percent, 17 percent, 14 percent and 14 percent of SpinCo’s combined sales in 2012, respectively. Three customers in the Performance Fibers segment represented 21 percent, 16 percent and 15 percent of SpinCo’s combined sales in 2011, respectively, and three customers in the Performance Fibers segment represented 20 percent, 15 percent and 15 percent of SpinCo’s combined sales in 2010.

	Sales by Product Line
	2012	2011	2010
Performance Fibers
Cellulose specialties	$934,622	$824,114	$685,556
Absorbent materials	158,688	196,153	195,437
Other (a)	2,066	1,149	3,432

Total Sales	$1,095,376	$1,021,416	$884,425

(a)	Other includes wood chips, bark and shavings.

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

	Sales by Destination (a)
	2012	%	2011	%	2010	%
United States	$406,948	38	$380,656	38	$349,976	40
China	235,987	21	223,192	22	170,368	19
Europe	181,505	16	172,869	17	151,710	17
Japan	169,695	15	158,511	15	129,139	15
Latin America	52,508	5	36,100	3	35,044	4
Other Asia	27,101	3	20,482	2	20,882	2
Canada	3,735	—	8,594	1	9,935	1
All other	17,897	2	21,012	2	17,371	2

Total Sales	$1,095,376	100	$1,021,416	100	$884,425	100

(a)	All sales to foreign countries are denominated in U.S. dollars.

5.	RELATED PARTY TRANSACTIONS

As discussed in Note 1 — Separation and Basis of Presentation, the Combined Statements of Income and Comprehensive Income (Loss) include expense allocations for certain corporate functions historically performed by Rayonier and not allocated to its operating segments, including general corporate expenses related to executive oversight, accounting, treasury, tax, legal, human resources and information technology. Net charges from Rayonier for these services, reflected in selling, general and administrative expenses in the Combined Statements of Income and Comprehensive Income (Loss) were $17.4 million, $15.2 million and $13.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

6.	OTHER ASSETS

Included in Other Assets are manufacturing and maintenance supplies not expected to be utilized within the next 12 months, and other deferred expenses including capitalized software costs. Software costs are capitalized and amortized over a period not exceeding five years using the straight-line method. At December 31, 2012 and 2011, capitalized software costs were $3.0 million and $3.2 million, respectively.

7.	INCOME TAXES

Alternative Fuel Mixture Credit (“AFMC”) and Cellulosic Biofuel Producer Credit (“CBPC”)

The U.S. Internal Revenue Code allowed two credits for taxpayers that produced and used an alternative fuel in the operation of their business through December 31, 2009. The AFMC was a $0.50 per gallon refundable tax credit (which is not taxable), while the CBPC was a $1.01 per gallon credit that is nonrefundable, taxable and has limitations based on an entity’s tax liability. SpinCo produces and uses an alternative fuel (“black liquor”) at its Jesup, Georgia and Fernandina Beach, Florida performance fibers mills, which qualified for both credits. Rayonier TRS Holdings Inc. claimed the AFMC on its 2009 income tax return, and accordingly, SpinCo recognized $205.2 million of income, net of associated expenses, for black liquor produced and used in 2009.

The 2010 Combined Statement of Income and Comprehensive Income (Loss) includes a tax credit of $24.3 million recorded in “income tax expense” for black liquor produced and used in 2009, which was not eligible for the AFMC. In 2012 and 2011, management approved exchanges of black liquor gallons previously claimed under the AFMC for the CBPC. The net tax benefit from these exchanges was $12.2 million and

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

$5.8 million, respectively. As described in Note 1 —Separation and Basis of Presentation, Rayonier TRS Holdings Inc. claimed these credits. At the date of separation, any CBPC carryforward will not be available to offset future taxes of SpinCo but will remain with Rayonier TRS Holdings Inc.

Provision for Income Taxes

The provision for/(benefit from) income taxes consisted of the following:

	2012	2011	2010
Current	$101,220	$71,928	$24,002
Deferred	(827)	(2,694)	17,408

Total	$100,393	$69,234	$41,410

A reconciliation of the U.S. federal statutory income tax rate to the actual income tax rate was as follows:

	2012	2011	2010
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Domestic manufacturing production deduction	(3.2)	(3.3)	(2.3)
CBPC for AFMC exchange	(3.6)	(1.9)	(12.2)
Unrecognized tax benefit adjustment	—	(5.7)	—
Other	1.1	0.4	0.1

Income tax rate as reported	29.3%	24.5%	20.6%

Deferred Taxes

Deferred income taxes result from recording revenues and expenses in different periods for financial reporting versus tax reporting. The nature of the temporary differences and the resulting net deferred tax liability for the two years ended December 31, were as follows:

	2012	2011
Gross deferred tax assets:
Pension, postretirement and other employee benefits	$18,679	$17,562
Tax credit carryforwards	2,693	3,012

Total gross deferred tax assets	21,372	20,574
Less: Valuation allowance	(1,201)	(945)

Total deferred tax assets after valuation allowance	20,171	19,629

Gross deferred tax liabilities:
Accelerated depreciation	(62,107)	(63,353)
Other	(1,563)	(370)

Total gross deferred tax liabilities	(63,670)	(63,723)

Net deferred tax liability	$(43,499)	$(44,094)

Current portion of deferred tax asset	$3,648	$4,600
Noncurrent portion of deferred tax liability	(47,147)	(48,694)

Net deferred tax liability	$(43,499)	$(44,094)

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

Included above are tax credit carryforwards as of December 31, 2012:

Item	Gross Amount	Valuation Allowance	Expiration
Tax credit carryforwards	$2,693	$ (1,201)	2013 - 2018

Unrecognized Tax Benefits

In accordance with generally accepted accounting principles, SpinCo recognizes the impact of a tax position if a position is “more likely than not” to prevail. A reconciliation of the beginning and ending unrecognized tax benefits for the three years ended December 31 is as follows:

	2012	2011		2010
Balance at January 1,	$—	$16,000		$16,000
Decreases related to prior year tax positions	—	(16,000)	(a)	—

Balance at December 31,	$—	$—		$16,000

(a)    During 2011, Rayonier TRS Holdings Inc. received a final examination report from the IRS regarding its 2009 tax return. As a result, SpinCo reversed the uncertain tax liability recorded in 2009 relating to the taxability of the AFMC and recognized a $16 million tax benefit in third quarter 2011.

SpinCo records interest (and penalties, if applicable) related to unrecognized tax benefits in non-operating expenses. During the years ended December 31, 2012, 2011, and 2010, SpinCo did not record any interest or penalties.

Tax Statutes

The following table provides detail of Rayonier TRS Holdings Inc.’s tax years that remain open to examination by the IRS and other significant taxing jurisdictions:

Taxing Jurisdiction	Open Tax Years
U.S. Internal Revenue Service	2009 – 2012
State of Florida	2005 – 2006, 2009 – 2012
State of Georgia	2009 – 2012

8.	INVENTORY

As of December 31, 2012 and 2011, SpinCo’s inventory included the following:

	2012	2011
Finished goods	$96,005	$82,006
Work in progress	2,718	3,907
Raw materials	15,919	17,062
Manufacturing and maintenance supplies	2,349	1,898

Total inventory	$116,991	$104,873

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

9.	NET INVESTMENT

An analysis of the changes in Net Investment for each of the three years ended December 31, 2012 is shown below.

	Retained Earnings	Transfers (to)/from Parent, net	Accumulated Other Comprehensive Income/(Loss)	Net Investment
Balance, December 31, 2009	$581,071	$9,653	$(46,730)	$543,994
Net income	159,142	—	—	159,142
Net transfers to parent company	—	(305,788)	—	(305,788)
Net loss from pension and postretirement plans	—	—	(671)	(671)

Balance, December 31, 2010	$740,213	$(296,135)	$(47,401)	$396,677
Net income	213,818	—	—	213,818
Net transfers to parent company	—	(118,884)	—	(118,884)
Net loss from pension and postretirement plans	—	—	(17,675)	(17,675)

Balance, December 31, 2011	$954,031	$(415,019)	$(65,076)	$473,936
Net income	242,096	—	—	242,096
Net transfers from parent company	—	8,266	—	8,266
Net gain from pension and postretirement plans	—	—	406	406

Balance, December 31, 2012	$1,196,127	$(406,753)	$(64,670)	$724,704

The following is a reconciliation of the amounts presented as “Transfers (to)/from Parent, net” in the above table and the amounts presented as “Net payments from/(to) parent” on the Combined Statements of Cash Flows.

	2012	2011	2010
Transfers (to)/from Parent, net per the Combined Statement of Changes in Net Investment	$8,266	$(118,884)	$(305,788)
Non-cash adjustments:
Stock-based compensation	(8,227)	(7,954)	(8,251)

Net payments from/(to) parent per the Combined Statements of Cash Flows	$39	$(126,838)	$(314,039)

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Loss was comprised of the following:

Unrecognized components of employee benefit plans, net of tax
Balance as of December 31, 2010	$(47,401)
Other comprehensive loss before reclassifications	(20,835)
Amounts reclassified from accumulated other comprehensive loss (a)	3,160
Net other comprehensive loss	(17,675)
Balance as of December 31, 2011	$(65,076)

Other comprehensive loss before reclassifications	(4,125)
Amounts reclassified from accumulated other comprehensive loss (a)	4,531
Net other comprehensive income	406

Balance as of December 31, 2012	$(64,670)

(a)	These accumulated other comprehensive loss components are included in the computation of net periodic pension cost. See Note 16—Employee Benefit Plans to the Combined Financial Statements for additional information.

11.	OTHER OPERATING EXPENSE, NET

The following table provides the composition of Other operating expense for the three years ended December 31:

	2012	2011	2010
Loss on sale or disposal of property plant and equipment (a)	$2,319	$7,498	$993
Miscellaneous income	(316)	(64)	(120)

Total	$2,003	$7,434	$873

(a)	2011 included a $5.5 million write-off related to process equipment changes needed for the cellulose specialties expansion project.

12.	CONTINGENCIES

SpinCo is engaged in various legal actions and has been named as a defendant in various other lawsuits and claims arising in the normal course of business. While SpinCo has procured reasonable and customary insurance covering risks normally occurring in connection with its businesses, it has in certain cases retained some risk through the operation of self-insurance, primarily in the areas of workers’ compensation, property insurance and general liability. These other lawsuits and claims, either individually or in the aggregate, are not expected to have a material adverse effect on SpinCo’s financial position, results of operations, or cash flow.

13.	GUARANTEES

At December 31, 2012, SpinCo was liable for certain contingent obligations under various contractual arrangements. The fair value of these obligations is de minimus.

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

14.	COMMITMENTS

SpinCo leases certain buildings, machinery and equipment under various operating leases. Total rental expense for operating leases amounted to $1.6 million, $1.1 million and $0.8 million in 2012, 2011 and 2010, respectively.

At December 31, 2012, the future minimum payments under non-cancellable operating leases were as follows:

Operating Leases
2013	$1,680
2014	1,181
2015	580
2016	558
2017	492
Thereafter through 2018	186

$4,677

15.	INCENTIVE STOCK PLANS

At December 31, 2012, Rayonier had equity awards outstanding under two stock-based employee compensation plans. The 1994 Rayonier Incentive Stock Plan (“the 1994 Plan”) provided for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, performance shares and restricted stock, subject to certain limitations. Rayonier no longer issues shares under the 1994 Plan. In 2010, the Rayonier Incentive Stock Plan (“the Stock Plan”) was approved, which provides for up to 15.8 million shares to be granted for incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and restricted stock units, subject to certain limitations. Under the Stock Plan, shares available for issuance are reduced by 1 share for each option or right granted and by 2.27 shares for each performance share, restricted share or restricted stock unit granted. Rayonier issues new shares of stock upon the exercise of stock options, the granting of restricted stock, and the vesting of performance shares. At December 31, 2012, a total of 7.0 million shares were available for future grants under the Stock Plan.

Until completion of the separation of SpinCo from Rayonier, SpinCo employees will continue to participate in the Rayonier share-based compensation plans. Total share-based compensation expense allocated to SpinCo (see Note 1— Separation and Basis of Presentation to the Combined Financial Statements) for the years ended December 31, was as follows:

	2012	2011	2010
Selling and general expenses	$7,561	$7,150	$8,252
Cost of sales	666	804	—

Total share-based compensation expense	$8,227	$7,954	$8,252

Rayonier’s employee stock option compensation program generally provides accelerated vesting (i.e., a waiver of the remaining period of service required to earn an award) for awards held by employees at the time of their retirement. Share-based compensation expense for awards is recognized over the shorter of: (1) the service period (i.e., the stated period of time required to earn the award); or (2) the period beginning at the start of the service period and ending when an employee first becomes eligible for retirement.

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

Some of Rayonier’s share-based awards vest ratably (i.e., portions of the award vest at different times) while some of the awards cliff vest (i.e., all of the award vests at the same time). For both types of awards, SpinCo recognizes expense on a straight-line basis over the service period for the entire award.

Basis of Presentation—The following sections on Rayonier’s Restricted Stock, Performance Share Units and Non-Qualified Employee Stock Options disclose the activity of these awards granted to direct employees of SpinCo. Awards to indirect employees of SpinCo (e.g., awards to Rayonier’s corporate staff that provide services to SpinCo) are excluded from the following disclosures; however, the expense for those awards is included in expense allocated to SpinCo for certain corporate functions historically performed by Rayonier. See Note 1—Separation and Basis of Presentation to the Combined Financial Statements.

Fair Value Calculations by Award

Restricted Stock

Restricted stock granted under the Stock Plan generally vests upon completion of a one to three year period. The fair value of each share granted is equal to the share price of Rayonier’s stock on the date of grant. As of December 31, 2012, there was $0.1 million of unrecognized compensation cost related to SpinCo’s outstanding restricted stock. This cost is expected to be recognized over a weighted average period of 1.5 years.

The following table summarizes the activity of Rayonier’s restricted shares granted to employees of SpinCo for the three years ended December 31:

	2012	2011	2010
Restricted shares granted	600	5,625	1,950
Weighted average price of restricted shares granted	$44.34	$44.45	$29.07
(Amounts in millions)
Intrinsic value of restricted stock outstanding (a)	$0.3	$0.3	$1.2
Fair value of restricted stock vested	$—	$1.2	$—
Cash used to pay the minimum withholding tax requirements in lieu of receiving common shares	$—	$0.4	$—

(a) Intrinsic value of restricted stock outstanding is based on the market price of Rayonier’s stock at December 31, 2012, 2011 and 2010.

The following table summarizes the 2012 activity of Rayonier restricted shares granted to employees of SpinCo:

	Number of Shares	Weighted Average Grant Date Fair Value (per common share)
Non-vested restricted shares at December 31, 2011	5,625	$44.45
Granted	600	44.34
Vested	—	—

Non-vested restricted shares at December 31, 2012	6,225	44.44

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

Performance Share Units

Rayonier’s performance share units generally vest upon completion of a three-year period. The number of shares, if any, that are ultimately awarded is contingent upon Rayonier’s total shareholder return versus selected peer group companies. The performance share payout is based on a market condition and as such, the awards are valued using a Monte Carlo simulation model. The model generates the fair value of the award at the grant date, which is then amortized over the vesting period.

The Stock Plan allows for the cash settlement of the minimum required withholding tax on performance share unit awards. As of December 31, 2012, there was $1.6 million of unrecognized compensation cost related to SpinCo’s performance share unit awards. This cost is expected to be recognized over a weighted average period of 1.9 years.

The following table summarizes the activity of Rayonier’s performance share units granted to employees of SpinCo for the three years ended December 31:

	2012	2011	2010
Rayonier common shares reserved for performance shares	57,000	61,980	71,310
Weighted average fair value of performance share units granted	$56.36	$51.71	$39.19
(Amounts in millions)
Intrinsic value of outstanding performance share units (a)	$4.8	$3.9	$2.3
Fair value of performance shares vested	$2.5	$0.5	$1.4
Cash used to pay the minimum withholding tax requirements in lieu of receiving common shares	$0.4	$0.3	$0.4

(a)	Intrinsic value of outstanding performance share units is based on the market price of Rayonier’s stock at December 31, 2012, 2011 and 2010.

The following table summarizes the 2012 activity of Rayonier performance shares granted to employees of SpinCo:

	Number of Units	Weighted Average Grant Date Fair Value (per common share)
Outstanding performance share units at December 31, 2011	86,715	$39.02
Granted	28,500	56.36
Units distributed	(23,130)	21.76
Cancelled	—	—

Outstanding performance share units at December 31, 2012	92,085	48.72

Expected volatility was estimated using daily returns on Rayonier’s common stock for the three-year period ending on the grant date. The risk-free rate was based on the 3-year U.S. treasury rate on the date of the award. The dividend yield was not used to calculate fair value as all awards granted after January 1, 2010 receive

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

dividend equivalents. The following chart provides a tabular overview of the assumptions used in calculating the fair value of the awards granted for the three years ended December 31, 2012:

	2012	2011	2010
Expected volatility	36.9%	51.3%	51.7%
Risk-free rate	0.4%	1.0%	1.4%

Non-Qualified Employee Stock Options

The exercise price of each non-qualified stock option granted under both the 1994 Plan and the Stock Plan are equal to the closing market price of Rayonier’s stock on the grant date. Under the 1994 Plan, the maximum term is 10 years and two days from the grant date while under the Stock Plan, the maximum term is 10 years from the grant date. Awards vest ratably over three years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The expected volatility is based on historical volatility for each grant and is calculated using the historical change in the daily market price of Rayonier’s common stock over the expected life of the award. The expected life is based on prior exercise behavior. SpinCo has elected to value each grant in total and recognize the expense for stock options on a straight-line basis over three years.

The following chart provides a tabular overview of the weighted average assumptions and related fair value calculations of options granted for the three years ended December 31:

	2012	2011	2010
Expected volatility	39.3%	38.2%	37.8%
Dividend yield	3.6%	3.9%	4.7%
Risk-free rate	1.3%	2.6%	3.2%
Expected life (in years)	6.4	6.5	6.7
Fair value per share of options granted	$11.85	$9.99	$7.06
Fair value of options granted (in millions)	0.7	0.6	0.6

The following table summarizes the 2012 activity of Rayonier stock options granted to employees of SpinCo:

	Number of Shares	Weighted Average Exercise Price (per common share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2011	420,218	$26.24	3.9	$7.7
Granted	58,680	44.42	—	—
Exercised	(120,669)	22.17	—	—
Cancelled	(4,655)	37.54	—	—

Options outstanding at December 31, 2012	353,574	$30.49	6.0	$7.5

Options vested and expected to vest	353,382	$30.49	6.0	$7.5

Options exercisable at December 31, 2012	283,360	$28.35	5.5	$6.7

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

A summary of additional information pertaining to Rayonier stock options granted to employees of SpinCo is presented below:

	2012	2011	2010
(Amounts in millions)
Intrinsic value of options exercised (a)	$3.6	$2.5	$2.8
Fair value of options vested	$0.6	$0.5	$0.5

(a)        Intrinsic value of outstanding stock options is based on the market price of Rayonier’s stock at December 31, 2012, 2011 and 2010.

As of December 31, 2012, there was $0.4 million of unrecognized compensation costs related to SpinCo’s stock options. This cost is expected to be recognized over a weighted period of 1.9 years.

16.	EMPLOYEE BENEFIT PLANS

SpinCo has two qualified non-contributory defined benefit pension plans covering a significant majority of its employees. Rayonier closed enrollment in these pension plans to Fernandina hourly employees hired after April 30, 2006 and to Jesup hourly employees hired after March 4, 2009. Employee benefit plan liabilities are calculated using actuarial estimates and management assumptions. These estimates are based on historical information, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause the estimates to change.

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

The following tables set forth the change in the projected benefit obligation and plan assets and reconcile the funded status and the amounts recognized in the Combined Balance Sheets for the pension and postretirement benefit plans for the two years ended December 31:

	Pension		Postretirement
	2012	2011	2012	2011
Change in Projected Benefit Obligation
Projected benefit obligation at beginning of year	$175,605	$152,511	$20,177	$16,620
Service cost	2,651	2,296	823	604
Interest cost	7,260	7,838	757	783
Actuarial loss	12,670	20,879	1,262	3,683
Plan amendments	—	—	—	(631)
Employee contributions	—	—	1,009	1,116
Benefits paid	(8,317)	(7,919)	(2,027)	(1,998)

Projected benefit obligation at end of year	$189,869	$175,605	$22,001	$20,177

Change in Plan Assets
Fair value of plan assets at beginning of year	$146,994	$150,910	$—	$—
Actual return on plan assets	20,681	4,470	—	—
Employer contributions	—	—	1,018	882
Employee contributions	—	—	1,009	1,116
Benefits paid	(8,317)	(7,919)	(2,027)	(1,998)
Other expense	(585)	(467)	—	—

Fair value of plan assets at end of year	$158,773	$146,994	$—	$—

Funded Status at End of Year:
Net accrued benefit cost	$(31,096)	$(28,611)	$(22,001)	$(20,177)

Amounts recognized in the Combined
Balance Sheets consist of:
Current liabilities	$—	$—	$(1,116)	$(1,018)
Noncurrent liabilities	(31,096)	(28,611)	(20,885)	(19,159)

Net amount recognized	$(31,096)	$(28,611)	$(22,001)	$(20,177)

Net gains or losses and prior service costs or credits recognized in other comprehensive income for the three years ended December 31 are as follows:

	Pension			Postretirement
	2012	2011	2010	2012	2011	2010
Net losses	$(5,234)	$(29,757)	$(3,216)	$(1,262)	$(3,683)	$(227)
Prior service (cost) benefit	—	—	(1,704)	—	631	—

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

Net gains or losses and prior service costs or credits reclassified from other comprehensive income and recognized as a component of pension and postretirement expense for the three years ended December 31 are as follows:

	Pension			Postretirement
	2012	2011	2010	2012	2011	2010
Amortization of losses	$(5,326)	$(3,229)	$(2,246)	$(491)	$(383)	$(300)
Amortization of prior service cost	(1,292)	(1,339)	(1,465)	(25)	(25)	(80)

Net losses and prior service costs or credits that have not yet been included in pension and postretirement expense for the two years ended December 31, which have been recognized as a component of AOCI are as follows:

	Pension		Postretirement
	2012	2011	2012	2011
Prior service (cost) credit	$(6,999)	$(8,291)	$193	$167
Net losses	(84,657)	(84,749)	(10,379)	(9,608)
Deferred income tax benefit	33,455	33,959	3,717	3,446

AOCI	$(58,201)	$(59,081)	$(6,469)	$(5,995)

For pension and postretirement plans with accumulated benefit obligations in excess of plan assets, the following table sets forth the projected and accumulated benefit obligations and the fair value of plan assets for the two years ended December 31:

	2012	2011
Projected benefit obligation (a)	$189,869	$175,605
Accumulated benefit obligation	189,869	175,605
Fair value of plan assets	158,773	146,994

(a)    The actuarial estimate of the Jesup and Fernandina projected benefit obligation does not include future compensation levels. Therefore, the projected benefit obligation equals the accumulated benefit obligation for these plans.

The following tables set forth the components of net pension and postretirement benefit cost that have been recognized during the three years ended December 31:

	Pension			Postretirement
	2012	2011	2010	2012	2011	2010
Components of Net Periodic Benefit Cost
Service cost	$2,651	$2,296	$2,158	$823	$604	$529
Interest cost	7,260	7,838	7,855	757	783	809
Expected return on plan assets	(12,660)	(12,882)	(10,637)	—	—	—
Amortization of prior service cost	1,292	1,339	1,465	25	25	80
Amortization of losses	5,326	3,229	2,246	491	383	300

Net periodic benefit cost	$3,869	$1,820	$3,087	$2,096	$1,795	$1,718

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

The estimated pre-tax amounts that will be amortized from AOCI into net periodic benefit cost in 2013 are as follows:

	Pension	Postretirement
Amortization of loss	$6,212	$754
Amortization of prior service cost	1,293	25

Total amortization of AOCI loss	$7,505	$779

The following table sets forth the principal assumptions inherent in the determination of benefit obligations and net periodic benefit cost of the pension and postretirement benefit plans as of December 31:

	Pension			Postretirement
	2012	2011	2010	2012	2011	2010
Assumptions used to determine benefit obligations at December 31:
Discount rate	3.70%	4.20%	5.25%	3.60%	4.10%	5.10%
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	4.20%	5.25%	5.80%	4.10%	5.10%	5.50%
Expected long-term return on plan assets	8.50%	8.50%	8.50%	n/a	n/a	n/a

At December 31, 2012, the pension plans’ discount rate was 3.7 percent, which closely approximates interest rates on high-quality, long-term obligations. Effective December 31, 2012, the expected return on plan assets remained at 8.5 percent, which is based on historical and expected long-term rates of return on broad equity and bond indices and consideration of the actual annualized rate of return. SpinCo, with the assistance of external consultants, utilizes this information in developing assumptions for returns, and risks and correlation of asset classes, which are then used to establish the asset allocation ranges.

The following table sets forth the assumed health care cost trend rates at December 31:

	Postretirement
	2012	2011
Health care cost trend rate assumed for next year	7.50%	8.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plans. The following table shows the effect of a one percentage point change in assumed health care cost trends:

	1 Percent
Effect on:	Increase	Decrease
Total of service and interest cost components	$1,771	$(1,423)
Accumulated postretirement benefit obligation	23,667	(20,577)

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

Investment of Plan Assets

SpinCo’s pension plans’ asset allocation at December 31, 2012 and 2011, and target allocation ranges by asset category are as follows:

	Percentage of Plan Assets		Target Allocation Range
Asset Category	2012	2011
Domestic equity securities	41%	44%	40-45%
International equity securities	25%	20%	20-30%
Domestic fixed income securities	26%	28%	25-30%
International fixed income securities	5%	5%	4-6%
Real estate fund	3%	3%	2-4%

Total	100%	100%

Rayonier’s Pension and Savings Plan Committee and the Audit Committee of the board of directors oversee the pension plans’ investment program which is designed to maximize returns and provide sufficient liquidity to meet plan obligations while maintaining acceptable risk levels. The investment approach emphasizes diversification by allocating the plans’ assets among asset categories and selecting investment managers whose various investment methodologies will be minimally correlative with each other. Investments within the equity categories may include large capitalization, small capitalization and emerging market securities, while the international fixed income portfolio may include emerging markets debt. Pension assets did not include a direct investment in Rayonier common shares at December 31, 2012 or 2011.

Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy (see Note 3— Summary of Significant Accounting Policies to the Combined Financial Statements for definition), the assets of the plans as of December 31, 2012 and 2011.

	Fair Value at December 31, 2012			Fair Value at December 31, 2011
Asset Category	Level 1	Level 2	Total	Level 1	Level 2	Total
Domestic equity securities	$25,077	$37,751	$62,828	$64,054	$—	$64,054
International equity securities	25,625	13,453	39,077	28,701	—	28,701
Domestic fixed income securities	—	40,124	40,124	—	39,895	39,895
International fixed income securities	7,795	—	7,795	7,150	—	7,150
Real estate fund	5,054	—	5,054	4,895	—	4,895
Short-term investments	14	3,879	3,895	117	2,181	2,299

Total	$63,565	$95,207	$158,773	$104,917	$42,076	$146,994

The valuation methodology used for measuring the fair value of these asset categories was as follows:

Level 1 — Net asset value in an observable market.

Level 2 — Assets classified as level two are held in collective trust funds. The net asset value of a collective trust is calculated by determining the fair value of the fund’s underlying assets, deducting its liabilities, and dividing by the units outstanding as of the valuation date. These funds are not publicly traded; however, the unit price calculation is based on observable market inputs of the funds’ underlying assets.

RAYONIER HOLDING COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless otherwise stated)

There have been no changes in the methodology used during the years ended December 31, 2012 and 2011.

Cash Flows

Expected benefit payments for the next ten years are as follows:

	Pension Benefits	Postretirement Benefits
2013	$9,134	$1,116
2014	9,587	1,222
2015	9,994	1,276
2016	10,484	1,339
2017	10,879	1,356
2018 - 2022	58,512	6,843

Shared Pension and Postretirement Plans

Certain SpinCo employees participate in defined benefit pension, excess pension and postretirement health and life insurance plans sponsored by Rayonier, which include participants of other Rayonier subsidiaries. SpinCo recorded expense of $9.1 million, $5.8 million, and $3.3 million for 2012, 2011, and 2010, respectively, for its allocation of costs related to these plans. As of December 31, 2012 and 2011, there were no required contributions outstanding.

Defined Contribution Plans

SpinCo provides defined contribution plans to all of its hourly and salaried employees. SpinCo contributions charged to expense for these plans were $2.0 million, $1.8 million and $1.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. Rayonier Hourly and Salaried Defined Contribution Plans include Rayonier common shares with a fair market value of $89.4 million and $85.4 million at December 31, 2012 and 2011, respectively.

As discussed above, all pension plans are currently closed to new employees. Employees not eligible for the pension plans are immediately eligible to participate in Rayonier’s 401(k) plan and receive an enhanced contribution. SpinCo’s expense related to this plan enhancement for the years ended December 31, 2012, 2011, and 2010 were $0.8 million, $0.6 million and $0.4 million, respectively.

17.	QUARTERLY RESULTS FOR 2012 and 2011 (Unaudited)

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31	Total Year
2012
Sales	$252,139	$253,651	$288,632	$300,954	$1,095,376
Operating Income	74,895	80,280	97,582	89,225	341,982
Net Income	50,684	62,344	68,741	60,327	242,096
2011
Sales	$251,390	$233,083	$256,510	$280,433	$1,021,416
Operating Income	72,198	67,582	71,530	71,644	282,954
Net Income	48,972	49,940	66,565	48,341	213,818

RAYONIER HOLDING COMPANY

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (COMBINED)

Years Ended December 31, 2012, 2011, and 2010

(In Thousands)

Description	Balance at Beginning of Year	Charged to Cost and Expenses	Deductions (1)	Balance at End of Year
Allowance for doubtful accounts:
Year ended December 31, 2012	$140	$—	$—	$140
Year ended December 31, 2011	$140	$—	$—	$140
Year ended December 31, 2010	$853	$—	$(713)	$140

(1)	Primarily payments and adjustments to required reserves.

RAYONIER HOLDING COMPANY

CONDENSED COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Nine Months Ended September 30, 2013 and 2012

(Unaudited)

(Thousands of dollars)

	Nine Months Ended September 30,
	2013	2012
SALES	$764,876	$794,421
Costs and Expenses
Cost of sales	515,842	513,105

Gross margin	249,034	281,316

Selling and general expenses	26,894	27,046
Other operating expense, net	3,761	1,512

OPERATING INCOME	218,379	252,758
Interest and miscellaneous income, net	292	201

INCOME BEFORE INCOME TAXES	218,671	252,959
Income tax expense	49,704	71,190

NET INCOME	168,967	181,769

OTHER COMPREHENSIVE INCOME
Amortization of pension and postretirement plans, net of income tax expense of $2,299 and $1,920	3,999	3,342

Total other comprehensive income	$3,999	$3,342

COMPREHENSIVE INCOME	$172,966	$185,111

See Notes to Condensed Combined Financial Statements.

RAYONIER HOLDING COMPANY

CONDENSED COMBINED BALANCE SHEETS

As of September 30, 2013 and December 31, 2012

(Unaudited)

(Thousands of dollars)

	September 30, 2013	December 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$—
Accounts receivable, less allowance for doubtful accounts of $140 and $140	96,256	77,476
Inventory	118,909	116,991
Deferred tax assets	29,942	3,648
Prepaid and other current assets	36,008	20,505

Total current assets	281,115	218,620

PROPERTY, PLANT AND EQUIPMENT
Land	16,483	15,130
Buildings	177,091	127,946
Machinery and equipment	1,752,132	1,375,221
Construction in progress	15,756	263,317

Total property, plant and equipment, gross	1,961,462	1,781,614
Less—accumulated depreciation	(1,107,965)	(1,100,868)

Total property, plant and equipment, net	853,497	680,746

OTHER ASSETS	25,736	21,235

TOTAL ASSETS	$1,160,348	$920,601

LIABILITIES AND NET INVESTMENT

CURRENT LIABILITIES
Accounts payable	$80,511	$65,944
Accrued taxes	6,821	8,355
Accrued payroll and benefits	12,196	12,269
Accrued customer incentives	10,771	8,805
Other current liabilities	464	346

Total current liabilities	110,763	95,719

PENSION AND OTHER POSTRETIREMENT BENEFITS	50,822	51,981
DEFERRED INCOME TAXES	63,714	47,147
OTHER NON-CURRENT LIABILITIES	1,077	1,050
COMMITMENTS AND CONTINGENCIES (Note 10, 11 and 12)
NET INVESTMENT
Retained earnings	1,365,094	1,196,127
Transfers to Parent, net	(370,451)	(406,753)
Accumulated other comprehensive loss	(60,671)	(64,670)

TOTAL NET INVESTMENT	933,972	724,704

TOTAL LIABILITIES AND NET INVESTMENT	$1,160,348	$920,601

See Notes to Condensed Combined Financial Statements.

RAYONIER HOLDING COMPANY

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30,

(Unaudited)

(Thousands of dollars)

	Nine Months Ended September 30,
	2013	2012
OPERATING ACTIVITIES
Net income	$168,967	$181,769
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	51,142	41,579
Stock-based incentive compensation expense	4,845	6,649
Deferred income taxes	(12,027)	(3,571)
Amortization of losses from pension and postretirement plans	6,298	5,263
Loss from sale/disposal of property, plant and equipment	1,260	1,783
Other	(583)	836
Changes in operating assets and liabilities:
Receivables	(18,780)	(7,482)
Inventories	(1,918)	(902)
Accounts payable	10,263	(20,075)
Accrued customer incentives	1,966	1,551
All other operating activities	(22,623)	(10,781)

CASH PROVIDED BY OPERATING ACTIVITIES	188,810	196,619

INVESTING ACTIVITIES
Capital expenditures	(81,540)	(81,170)
Jesup mill cellulose specialties expansion project (gross purchases of $140,820 and $130,718, net of purchases on account of $3,428 and $25,936)	(137,392)	(104,782)
Other	(1,335)	1,910

CASH USED FOR INVESTING ACTIVITIES	(220,267)	(184,042)

FINANCING ACTIVITIES
Net payments from (to) Parent	31,457	(12,577)

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	31,457	(12,577)

CASH AND CASH EQUIVALENTS
Change in cash and cash equivalents	—	—
Balance, beginning of year	—	—

Balance, end of year	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Non-cash investing activity:
Capital assets purchased on account	$27,394	$49,121

See Notes to Condensed Combined Financial Statements.

RAYONIER HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(Unaudited)

(Dollar amounts in thousands unless otherwise stated)

1.	SEPARATION AND BASIS OF PRESENTATION

The Separation

On January 27, 2014, Rayonier Inc. (“Rayonier”) announced approval by its board of directors to pursue the separation of its performance fibers segment into a stand-alone, publicly traded corporation. This separation is expected to be completed in accordance with a separation and distribution agreement between Rayonier and the performance fibers segment to be known as Rayonier Holding Company (“SpinCo”). Rayonier intends to distribute, on a pro-rata basis, all of the shares of SpinCo common stock to the Rayonier shareholders as of the record date of the distribution. SpinCo was incorporated in Delaware as a wholly owned subsidiary of Rayonier on January 16, 2014. The separation is subject to market conditions, customary regulatory approvals, the receipt of an affirmative Internal Revenue Service ruling and opinion from outside tax counsel with respect to the tax-free nature of the separation, and final approval by Rayonier board of directors.

Basis of Presentation

The unaudited condensed combined financial statements and notes have been prepared in accordance with U.S generally accepted accounting principles for interim financial information and in accordance with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, these financial statements and notes reflect all adjustments (all of which are normal recurring adjustments) necessary for a fair presentation of the results of operations, financial position and cash flows for the periods presented. These statements and notes should be read in conjunction with the financial statements and supplementary data included in SpinCo’s Audited Combined Financial Statements for the year ended December 31, 2012.

This interim financial information was prepared for the purpose of separately presenting the financial position of the Performance Fibers segment of Rayonier and the results of operations, cash flows and changes in equity (See “The Separation” above). Historically, financial statements have not been prepared for the performance fibers business and the accompanying financial statements for SpinCo have been derived from the historical accounting records of Rayonier. The historical operating results and cash flows of SpinCo as presented may not be indicative of what they would have been had SpinCo been a stand-alone entity, nor are they necessarily indicative of what SpinCo’s operating results and cash flows may be in the future.

The statements of operations for SpinCo include allocations of certain costs from Rayonier related to the operations of SpinCo including: medical costs for active salaried and retired employees, worker’s compensation, general liability and property insurance, salaried payroll costs, equity based compensation and a pro-rata share of direct corporate administration expense for accounting, human resource services and information systems. These corporate administrative costs were charged to SpinCo based on employee headcount and payroll costs. The combined statements of income also include expense allocations for certain corporate functions historically performed by Rayonier and not allocated to its operating segments. These allocations are based on revenues and specific identification of time and/or activities associated with SpinCo. Management believes the methodologies employed for the allocation of costs were reasonable in relation to the historical reporting of Rayonier, but may not be indicative of costs had SpinCo operated on a stand-alone basis, nor what the costs may be in the future.

Rayonier uses a centralized approach to the cash management and financing of its operations. SpinCo’s cash is transferred to Rayonier daily and Rayonier funds SpinCo’s operating and investing activities as needed. Accordingly, the cash and cash equivalents held by Rayonier at the corporate level were not allocated to SpinCo for any of the periods presented. SpinCo reflects transfers of cash to and from Rayonier’s cash management system as a component of “Transfers to Parent, net” on the combined balance sheets. SpinCo has not included any interest expense for intercompany cash advances from Rayonier, since historically Rayonier has not allocated interest

RAYONIER HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollar amounts in thousands unless otherwise stated)

expense related to intercompany advances to any of its businesses. In addition, none of Rayonier’s interest income was allocated since excess cash of SpinCo’s operations was assumed to be remitted to Rayonier.

The financial statements for SpinCo include a provision for income taxes determined on a separate return basis which takes into account the impact of the Alternative Fuel Mixture Credit (“AFMC”) and subsequent exchanges for the Cellulosic Biofuel Producer Credit (“CBPC”). SpinCo was a subsidiary of Rayonier and, for purposes of U.S. federal and state income taxes, was not directly subject to income taxes but was included in the income tax return of Rayonier TRS Holdings Inc., a wholly-owned subsidiary of Rayonier.

None of Rayonier’s interest expense and short term and long-term debt was allocated to SpinCo, since none of the debt was specific to the performance fibers business. Additionally, Rayonier entities outside of the performance fibers business are the primary obligors of the debt and the cash generated from performance fibers was adequate to fund SpinCo’s operations. Significant changes in the operations or capital structure of SpinCo could have occurred if it operated as an independent stand-alone company, including a change in capital structure involving the addition of debt and/or equity instruments, which could have had a significant impact on its financial position and results of operations.

Rayonier assets specifically identified and assigned to SpinCo include all of Rayonier’s performance fibers producing assets and related inventories at its Jesup, Georgia and Fernandina Beach, Florida sites and four chip mills located in Georgia and Virginia. Other assets include accounts receivable, inventory, spare part inventory and deferred tax assets. Liabilities specifically identified with SpinCo include accounts payable, property taxes, payroll, customer incentives, deferred tax liabilities related to differences in the book and tax basis of the pulp producing assets and the net liabilities of the Jesup and Fernandina pension and other post-retirement plans. The pension and OPEB liabilities were estimated using the same actuarial assumptions as those used in the consolidated Rayonier financial statements for active and retired hourly and salaried employees of SpinCo.

Events and transactions subsequent to the balance sheet date have been evaluated through January 29, 2014, the date these combined financial statements were issued, for potential recognition or disclosure in the combined financial statements.

New or Recently Adopted Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This standard requires reporting, in one place, information about reclassifications out of AOCI by component. An entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount is reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified to net income in their entirety, an entity is required to cross-reference to other currently required disclosures that provide additional detail about those amounts. The information required by this standard must be presented in one place, either parenthetically on the face of the financial statements by income statement line item or in a note. This standard had an effective date of January 1, 2013. See Note 8— Accumulated Other Comprehensive Loss to the Condensed Combined Financial Statements

2.	SEGMENT INFORMATION

SpinCo operates in one reportable business segment: Performance Fibers. The Performance Fibers segment includes two major product lines, cellulose specialties and absorbent materials. All sales originate out of the United States from the Jesup, Georgia mill, the Fernandina Beach, Florida mill and the four chip mills. All assets are located in the United States, except for three foreign sales offices located in London, Tokyo and Shanghai.

Beginning in the third quarter of 2013 and in conjunction with the completion of the cellulose specialties expansion project, SpinCo’s Jesup mill discontinued producing absorbent material and began producing

RAYONIER HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollar amounts in thousands unless otherwise stated)

commodity viscose during the multi-year transition to higher cellulose specialties volume. Commodity viscose is a dissolving wood pulp used primarily in the manufacture of textiles. Commodity Viscose/Other includes commodity viscose and off-grade.

	Sales by Product Line For the Nine Months Ended September 30,
	2013	2012
Performance Fibers
Cellulose specialties	$680,074	$679,535
Absorbent materials	66,237	114,051
Commodity viscose/other (a)	18,565	835

Total Sales	$764,876	$794,421

(a)  Other includes wood chips, bark and shavings.

Depreciation expense reflected in cost of sales in the Condensed Combined Statements of Income was $50.5 million and $41.2 million for the nine months ended September 30, 2013 and 2012, respectively.

3.	RELATED PARTY TRANSACTIONS

As discussed in Note 1— Separation and Basis of Presentation, the Condensed Combined Statements of Income and Comprehensive Income include expense allocations for certain corporate functions historically performed by Rayonier and not allocated to its operating segments, including general corporate expenses related to executive oversight, accounting, treasury, tax, legal, human resources and information technology. Net charges from Rayonier for these services, reflected in selling, general and administrative expenses in the Condensed Combined Statements of Income and Comprehensive Income were $12.5 million and $13.2 million for the nine months ended September 30, 2013 and 2012, respectively.

4.	OTHER ASSETS

Included in Other Assets are manufacturing and maintenance supplies not expected to be utilized within the next 12 months, and other deferred expenses including capitalized software costs. Software costs are capitalized and amortized over a period not exceeding five years using the straight-line method. At September 30, 2013 and December 31, 2012, capitalized software costs were $2.4 million and $3.0 million, respectively.

5.	INCOME TAXES

Alternative Fuel Mixture Credit (“AFMC”) and Cellulosic Biofuel Producer Credit (“CBPC”)

The U.S. Internal Revenue Code allowed two credits for taxpayers that produced and used an alternative fuel in the operation of their business through December 31, 2009. The AFMC is a $0.50 per gallon refundable tax credit (which is not taxable), while the CBPC is a $1.01 per gallon credit that is nonrefundable, taxable and has limitations based on an entity’s tax liability. SpinCo produces and uses an alternative fuel (“black liquor”) at its Jesup, Georgia and Fernandina Beach, Florida performance fibers mills, which qualified for both credits. Rayonier TRS Holdings Inc. claimed the AFMC on its original 2009 tax return.

In the first quarter of 2013 management approved the exchange of approximately 120 million gallons of black liquor for the CBPC previously claimed for the AFMC, resulting in a $18.8 million tax benefit. In the third quarter 2012, management approved the exchange of approximately 22 million gallons, bringing the total number of gallons approved for the first nine months of 2012 to 82 million. The impact of the exchanges in 2012 was $2.6 million and $11.7 million for the quarter and year-to-date periods, respectively. As described in Note 1 —Separation and Basis of Presentation, Rayonier TRS Holdings Inc. claimed these credits. At the date of separation, any CBPC carryforward will not be available to offset future taxes of SpinCo but will remain with Rayonier TRS Holdings Inc.

RAYONIER HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollar amounts in thousands unless otherwise stated)

Provision for Income Taxes

SpinCo’s effective tax rate for the first nine months of 2013 was 23 percent, compared to 28 percent for the same period of 2012. The effective tax rate was below the 35 percent U.S. statutory tax rate due the higher AFMC/CBPC exchange and higher research credits for the nine months ended 2013.

6.	INVENTORY

As of September 30, 2013 and December 31, 2012, SpinCo’s inventory included the following:

	2013	2012
Finished goods	$101,656	$96,005
Work in progress	3,304	2,718
Raw materials	11,726	15,919
Manufacturing and maintenance supplies	2,223	2,349

Total inventory	$118,909	$116,991

7.	NET INVESTMENT

An analysis of the changes in Net Investment for each of the periods presented is shown below.

	Retained Earnings	Transfers (to)/from Parent, net	Accumulated Other Comprehensive Income/(Loss)	Net Investment
Balance, December 31, 2011	$954,031	$(415,019)	$(65,076)	$473,936
Net income	242,096	—	—	242,096
Net transfers from parent company	—	8,266	—	8,266
Net gain from pension and postretirement plans	—	—	406	406

Balance, December 31, 2012	$1,196,127	$(406,753)	$(64,670)	$724,704
Net income	168,967	—	—	168,967
Net transfers from parent company	—	36,302	—	36,302
Amortization of pension and postretirement plans	—	—	3,999	3,999

Balance, September 30, 2013	$1,365,094	$(370,451)	$(60,671)	$933,972

The following is a reconciliation of the amounts presented as “Transfers (to)/from Parent, net” in the above table and the amounts presented as “Net payments from/(to) parent” on the Condensed Combined Statement of Cash Flows.

September 30, 2013
Transfers (to)/from Parent, net per the Combined Statement of Changes in Net Investment	$36,302
Non-cash adjustments:
Stock-based compensation	(4,845)

Net payments from/(to) parent per the Condensed Combined Statements of Cash Flows	$31,457

RAYONIER HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollar amounts in thousands unless otherwise stated)

8.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Loss was comprised of the following:

Unrecognized components of employee benefit plans, net of tax
Balance as of December 31, 2012	(64,670)
Other comprehensive loss before reclassifications	—
Amounts reclassified from accumulated other comprehensive loss (a)	3,999
Net other comprehensive income	3,999

Balance as of September 30, 2013	$(60,671)

(a)	These accumulated other comprehensive loss components are included in the computation of net periodic pension cost. See Note 12— Employee Benefit Plans to the Condensed Combined Financial Statements for additional information.

9.	OTHER OPERATING EXPENSE, NET

The following table provides the composition of Other operating expense, net for the nine months ended September 30:

	2013	2012
Loss on sale or disposal of property plant and equipment	$1,260	$1,783
Legal settlement	2,825	—
Miscellaneous income	(324)	(271)

Total	$3,761	$1,512

10.	CONTINGENCIES

SpinCo is engaged in various legal actions and has been named as a defendant in various other lawsuits and claims arising in the normal course of business. While SpinCo has procured reasonable and customary insurance covering risks normally occurring in connection with its businesses, it has in certain cases retained some risk through the operation of self-insurance, primarily in the areas of workers’ compensation, property insurance and general liability. These other lawsuits and claims, either individually or in the aggregate, are not expected to have a material adverse effect on SpinCo’s financial position, results of operations, or cash flow.

RAYONIER HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollar amounts in thousands unless otherwise stated)

11.	COMMITMENTS

At September 30, 2013, the future minimum payments under non-cancellable operating leases were as follows:

	Operating Leases (a)	Purchase Obligations (b)
Remaining 2013	$420	2,024
2014	1,181	8,222
2015	580	8,345
2016	1,756	8,469
2017	2,545	8,597
Thereafter	17,466	—

	$23,948	$35,657

(a)	Operating leases include leases on buildings, machinery and equipment under various operating leases and a Jesup mill natural gas transportation lease.

(b)	Purchase obligations include obligations with Interfor to purchase wood chips for use at SpinCo’s Jesup mill.

12.	EMPLOYEE BENEFIT PLANS

SpinCo has two qualified non-contributory defined benefit pension plans covering a significant majority of its employees. Rayonier closed enrollment in these pension plans to Fernandina hourly employees hired after April 30, 2006 and to Jesup hourly employees hired after March 4, 2009. Employee benefit plan liabilities are calculated using actuarial estimates and management assumptions. These estimates are based on historical information, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause the estimates to change.

The net pension and postretirement benefit costs that have been recorded are shown in the following tables:

	Pension		Postretirement
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Components of Net Periodic Benefit Cost
Service cost	$2,092	$1,937	$742	$598
Interest cost	5,175	5,305	564	570
Expected return on plan assets	(9,386)	(9,252)	—	—
Amortization of prior service cost	969	944	19	18
Amortization of losses	4,871	3,892	439	408

Net periodic benefit cost	$3,721	$2,826	$1,764	$1,594

In 2013, SpinCo has no mandatory pension contribution requirements and does not expect to make any discretionary contributions. SpinCo had no mandatory pension contributions and did not make discretionary contributions to its qualified pension plans in 2012.

RAYONIER HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollar amounts in thousands unless otherwise stated)

Shared Pension and Postretirement Plans

Certain SpinCo employees participate in defined benefit pension and postretirement health and life insurance plans sponsored by Rayonier, which include participants of other Rayonier subsidiaries. SpinCo recorded expense of $7.4 million and $6.6 million for the nine months ending September 30, 2013 and 2012, respectively, for its allocation of costs related to these plans. As of September 30, 2013 and December 31, 2012, there were no required contributions outstanding.